Exhibit 99.5

Articles of Association of

China Southern Airlines Company Limited

(The Articles of Association was originally drafted in Chinese and the English translation is for your reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.)

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Articles of Association of

China Southern Airlines Company Limited

(These Articles of Association were approved by special resolutions at the extraordinary general meetings held on 18 April 1997 and 22 May 1997. They were successively amended at the annual general meetings held on 15 June 1998 and 15 June 1999, the extraordinary general meetings held on 26 March 2002 and 21 May 2002, and the annual general meeting held on 13 May 2003. They were further amended at the board meeting pursuant to the authorization of the shareholders’ general meeting on 17 July 2003, the annual general meetings held on 16 June 2004 and 15 June 2005, the extraordinary general meetings held on 28 December 2006, the annual general meeting held on 28 June 2007, the annual general meeting held on 25 June 2008, the extraordinary general meeting held on 29 December 2008, the extraordinary general meeting held on 26 February 2009, the annual general meeting held on 30 June 2009, the extraordinary general meeting held on 30 April 2010, the annual general meeting held on 31 May 2012 and the extraordinary general meeting held on 24 January 2013 and the extraordinary general meeting held on 26 December 2013.)

CHAPTER 1  GENERAL PROVISIONS

Article 1	These Articles of Association are formulated in accordance with “The Company Law of the People’s Republic of China” (hereinafter referred to as the “Company Law”), “The Securities Law of the People’s Republic of China” (hereinafter referred to as the “Securities Law”) and other relevant provisions, with an aim to protect the legitimate rights and interests of the Company and its shareholders and creditors, and to standardize the organization and activities of the Company.

Article 2	The Company is a joint stock limited company established in accordance with the Company Law, “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Joint Stock Limited Companies” (hereinafter referred to as the “Special Regulations”) and other relevant laws and administrative regulations of the State. The legitimate rights and interests of the Company and its shareholders are under the jurisdiction of and protected by the PRC laws, regulations and other relevant provisions of the Government.

The Company was established by way of promotion with the approval from the State Commission for Restructuring the Economic System of the PRC on 31 December 1994 as evidenced by the approval document 【1994】 No. 139. It was registered with the State Administration Bureau of Industry and Commerce of the PRC and obtained its business license on 25 March 1995. Pursuant to the approval document Wai Jing Mao Zi Yi Han 【2003】 No. 273 from the Foreign Trade and Economic Cooperation Ministry of the PRC, the Company was allowed to transform into a perpetual foreign investment joint stock limited company on 13 March 2003. The Promoter of the Company is 南航集团公司 (renamed as China Southern Air Holding Company中国南方航空集团公司).

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Article 3	Under the approval from the competent securities authority of the State Council Zhen Wei Fa 【1997】 No. 33, the Company was listed on the Stock Exchange of Hong Kong Limited and New York Stock Exchange respectively in July 1997 with an issuance of a total of 1,174,178,000 H shares. The Company’s proposal for issuing 1,000,000,000 A shares with a par value of RMB1.00 each was passed at the extraordinary general meeting held on 21 May 2002, and approved by the document (2003) No. 70 issued by the China Securities Regulatory Commission in 2003. In July 2003, 1,000,000,000 A shares of the Company’s with a par value of RMB1.00 each were successfully issued and listed on Shanghai Stock Exchange. The Company's proposal for the bonus share issues by conversion of capital reserve on the basis of 5 new shares for 10 existing shares was passed at the 2007 annual general meeting held on 25 June 2008 and was approved by the Ministry of Commerce (Shang Zi Pi [2008] No. 1094) on 14 August 2008.

The non-public issue of 721,150,000 A Shares and non-public issue of 721,150,000 H Shares were passed at the 1st 2009 Extraordinary General Meeting, 1st 2009 A Shares Class Meeting and 1st 2009 H Shares Class Meeting of the Company held on 26 February 2009 and was approved by the China Securities Regulatory Commission (Zheng Jian Xu Ke [2009] No. 541) on 18 June 2009 and (Zheng Jian Xu Ke [2009] No. 449) on 2 June 2009 and respectively. 721,150,000 A Shares were successfully issued and listed on the Shanghai Stock Exchange on 20 August 2009 and 721,150,000 H Shares were successfully issued and listed on the Hong Kong Stock Exchange on 21 August 2009.

The non-public issue of not more than 1,766, 780, 000 A Shares and non-public issue of 312,500,000 H Shares were passed at the 1st 2010 Extraordinary General Meeting, 1st 2010 A Shares Class Meeting and 1st 2010 H Shares Class Meeting of the Company held on 30 April 2010 and was approved by the China Securities Regulatory Commission (Zheng Jian Xu Ke [2010] No. 1215) on 1 September 2010 and (Zheng Jian Xu Ke [2010] No. 1243) on 9 September 2010 respectively. 1,501,500,000 A Shares were successfully issued and listed on the Shanghai Stock Exchange on 29 October 2010 and 312,500,000 H Shares were successfully issued and listed on the Hong Kong Stock Exchange on 1 November 2010

Article 4	The registered name of the Company:

Chinese:中國南方航空股份有限公司

English: CHINA SOUTHERN AIRLINES COMPANY LIMITED

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Article 5	Address of the Company: House 203, No. 233 Kaifa Avenue, Guangzhou
Economic & Technology Development Zone,
Luogang District, Guangzhou, Guangdong Province

Zip code: 510730

Article 6	The chairman of the Board of Directors of the Company shall be the legal representative of the Company.

Article 7	The registered capital of the Company is RMB 9,817,567,000.

Article 8	The Company is a perpetual joint stock limited company.

Article 9	The Company may amend these Articles of Association pursuant to the Company Law, the Special Regulations, “Mandatory Provisions for Articles of Association of Companies to be Listed Overseas” (hereinafter referred to as the “Mandatory Provisions”), “Mandatory Provisions for Articles of Association of Listed Companies” and other relevant laws and administrative regulations of the PRC.

Article 10	The entire assets of the Company is divided into equal shares. The rights and obligations in respect of the Company enjoyed and assumed by shareholders of the Company shall be limited to the extent of the amount payable on subscription of shares held by them. The Company shall be liable to its creditors to the extent of all of its assets.

Article 11	These Articles of Association became effective on the date of establishment of the Company. The registration formalities of the Original Articles of Association with China’s State Administration Bureau of Industry and Commerce have been completed.

The Company shall, within the period stipulated by laws and regulations, process the registration of changing of mandatory registered items due to the amendment to the Original Articles of Association.

Article 12	From the date of these Articles of Association becoming effective, these Articles of Association constitute a legally binding document regulating the Company’s organization and activities, and the rights and obligations between the Company and each shareholder and among the shareholders.

Article 13	These Articles of Association are binding on the Company and its shareholders, directors, supervisors, president and other senior administrative officers of the Company; all of whom are entitled to claim rights concerning the affairs of the Company in accordance with these Articles of Association.

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These Articles of Association are actionable by a shareholder against the Company and vice versa, by shareholders against each other, by a shareholder against the directors, supervisors, president and other senior administrative officers of the Company and by the company against the directors, supervisors, president and other senior administrative officers of the Company in respect of rights and obligations concerning the affairs of the Company arising out of these Articles of Association.

The actions referred to in the preceding paragraph include court proceedings and arbitration proceedings.

Article 14	The Company may invest in other limited liability companies or joint stock limited companies. The Company’s liabilities to an investee company shall be limited to the amount of its capital contribution to the investee company. Unless otherwise provided by laws, the Company shall not become an investor that assumes joint guarantee liability of the debt of any investee company.

Article 15	On condition of compliance with the applicable laws and regulations of the PRC, the Company has the power to raise and borrow money, which power includes but not limited to the issue of debentures, the charging or mortgage of part or whole of the Company’s business or properties and other rights permitted by the PRC laws and administrative regulations.

Article 16	For the purpose of the Articles of Association, other senior management of the Company refer to the Executive Vice President, Chief Financial Officer, Chief Pilot, COO Flight Safety, Chief Information Officer, Chief Economist, Chief Legal Adviser, Chief Engineer, COO Flight Operations, Company Secretary and other senior management appointed by the Board of Directors.

CHAPTER 2 OBJECTIVES AND SCOPE OF BUSINESS

Article 17	The business objectives of the Company are: (I) to absorb domestic and foreign capital; (II) to assist in developing the aviation industry of China; (III) to promote the development of the national economy of China; (IV) to utilize corporate incentive mechanisms of privatization; (V) to draw on the advanced management expertise of other domestic and foreign companies; (VI) to continuously improve the management of the Company; (VII) to enhance the market competitiveness of the Company; (VIII) to generate economic and social benefits for the Company; and (IX) to generate steady income for the Company’s shareholders.

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Article 18	The scope of business of the Company includes: (I) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (II) undertaking general aviation services; (III) provision of aircraft repair and maintenance services; (IV) acting as agent for other domestic and international airlines; (V) provision of air catering services; (VI) provision of hotel business; (VII) acting as sale agent for aircraft leasing and aviation accident insurance; and (VIII) engaging in other airline or airline-related business, including advertising for such services; (IX) insurance agency business (subject to approval of State Administration of Industry and Commerce).

Article 19	The Company may, according to its ability of development, and upon the approval by special resolution adopted by the shareholders’ general meeting and by the relevant state government authority, adjust its scope of business or investment orientation and method, etc.

Article 20	The Company may, upon the approval by the relevant authorities, establish its subsidiaries, branches and offices (whether wholly owned or otherwise) in China and other countries or regions to cope with its business development and to promote the Company’s expansion.

CHAPTER 3 SHARES AND REGISTERED CAPITAL

Article 21	The shares of the Company are evidenced by share certificates.

Article 22	There must at all times be ordinary shares in the Company. Subject to the approval from the companies approving department authorized by the State Council, the Company may create other classes of shares according to its requirements.

Article 23	The shares of the Company are issued on an open, fair and equitable basis. Shares of the same class shall rank pari passu in all respects among each other.

For the same class of shares issued at the same time, the conditions and price of issue for each share shall be the same. For shares subscribed for by any entity or individual, each share shall have the same price.

Article 24	The shares issued by the Company shall have a par value of RMB1 per share. The RMB referred to in the preceding paragraph is the legal currency of the PRC.

Article 25	The shares issued by the Company are centrally maintained in share registrar located where the shares are listed according to the specific class of the shares.

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Article 26	Subject to the approval from the securities authority of the State Council, the Company may issue and offer shares to domestic investors or foreign investors for subscription.

The aforesaid overseas investors shall mean the investors from foreign countries and the regions of Hong Kong, Macau and Taiwan who subscribe for the shares issued by the Company; domestic investors shall mean the investors within the PRC other than those investors from the aforesaid regions who subscribed for the shares issued by the Company.

Article 27	Shares issued by the Company to domestic investors for subscription in RMB shall be referred to as “Domestic Shares”. Shares issued by the Company to foreign investors for subscription in foreign currencies shall be referred to as “Foreign Shares”. Foreign Shares which are listed overseas are called “Overseas Listed Foreign Shares”.

The foreign currencies referred to in the preceding paragraph mean the legal currencies (apart from RMB) of other countries or regions which are recognized by the foreign exchange control authority of the State and can be used to pay the Company for the share price.

Article 28	Domestic Shares issued by the Company shall be called “A Shares”. Overseas Listed Foreign Shares issued by the Company and listed in Hong Kong shall be called “H Shares”. H Shares are shares which have been admitted for listing on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), the par value of which is denominated in RMB and which are subscribed for and traded in Hong Kong dollars. H Shares can also be listed on a stock exchange in the United States of America in the form of American depositary receipts. Shares issued by the Company, including Domestic Shares and Foreign Shares, are all ordinary shares.

Article 29	In accordance with the approval granted by the Securities Commission of the State Council, after the completion of the initial issue of A Shares, the total issued shares of the Company was 4,374,178,000 ordinary shares, of which (a) 2,200,000,000 A Shares (state shares) were issued upon the establishment of the Company and were all subscribed for by the promoter of the Company; (b) 1,174,178,000 H Shares were issued to foreign investors in connection with the first increase of capital of the Company, including shares issued pursuant to the exercise of the over-allotment option and (c) 1,000,000,000 A Shares (public shares) were issued to domestic investors in connection with the initial issue of A Shares.

The Company had conducted a bonus share issue of 2,187,089,000 new shares, comprising 1,600,000,000 A Shares and 587,089,000 H Shares, by way of conversion of capital reserve in 2009

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The Company had conducted non-public issue of 721,150,000 A Shares and 721,150,000 H Shares, of which the said A Shares were all subscribed by the promoter of the Company and the said H Shares were all subscribed by Nan Lung Holding Limited.

The Company had conducted non-public issue of 1,501,500,000 A Shares and 312,500,000 H Shares, of which 123,900,000 A Shares were subscribed by the promoter of the Company, 1,377,000,000 A Shares were subscribed by eight investors and the said H Shares were all subscribed by Nan Lung Holding Limited.

After the above issues of A Shares and H Shares, the current share capital structure of the Company is: (a) 4,145,050,000 A Shares held by the promoter, representing 42.22% of the total share capital; (b) 2,877,600,000 A Shares held by domestic investors, representing 29.31% of the total share capital; and (c) 2,794,917,000 H Shares held by foreign investors, representing 28.47% of the total share capital

Article 30	Upon approval by the securities governing authority of the State Council of the proposal to issue Overseas Listed Foreign Shares and Domestic Shares, the Company’s Board of Directors may make separate implementing arrangements for their issuance.

The Company’s proposal to issue Overseas Listed Foreign Shares and Domestic Shares pursuant to the preceding paragraph may be implemented within fifteen months from the date of the approval from the securities governing authority of the State Council.

Article 31	In respect of the total number of shares as stated in a shares issuing proposal, where the Company shall separately issue Overseas Listed Foreign Shares and Domestic Shares, these respective shares shall be fully subscribed for at their respective offerings. If the shares cannot be fully subscribed for at their offerings due to some special circumstances, then subject to the approval from the securities governing authority of the State Council the shares may be issued by installments.

Article 32	The Company and its subsidiaries (including the affiliated companies of the Company) shall not provide any financial assistance in the forms of gift, advance, guarantee, compensation or loan to a person who is acquiring or is proposing to acquire shares in the Company.

Article 33	Unless otherwise provided by laws and administrative regulations, shares in the Company are freely transferable and are not subject to any lien.

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CHAPTER 4 INCREASE AND DECREASE IN CAPITAL

AND REPURCHASE OF SHARES

Article 34	Subject to the relevant laws and regulations and these Articles of Association and the passing of separate resolutions at the shareholders’ general meeting, the Company may increase its capital in the following ways to meet the needs of operations and business expansion:

(1)	Making public offer to unspecific investors;

(2)	Making non-public offer;

(3)	Distributing new shares to existing shareholders;

(4)	Converting the capital common reserve fund into capital;

(5)	Other ways permitted by laws and administrative regulations.

Increase in capital of the Company by way of new issue shall be proceeded in accordance with the PRC laws and administrative regulations, and subject to the approval as required by these Articles of Association.

Article 35	The Company may reduce its registered capital pursuant to the provisions of these Articles of Association. Reduction of registered capital of the Company shall be proceeded in accordance with the Company Law and other relevant regulations as well as these Articles of Association.

Article 36	When the Company reduces its registered capital, it must draw up a balance sheet and an inventory of assets.

The Company shall notify its creditors within ten days from the date of the Company’s resolution for reduction of capital and shall publish a notice in a newspaper at least three times within thirty days from the date of such resolution. A creditor has the right within thirty days of receiving the notice from the Company or, in the case of a creditor who does not receive the notice, within forty five days from the date of the first public notice, to require the Company to repay its debts or provide a corresponding guarantee for such debt.

The Company’s registered capital after reduction shall not be less than the statutory minimum amount.

Article 37	The Company may, in accordance with laws, administrative regulations, departmental constitution documents and these Articles of Association and subject to the approval of the relevant governing authority of the State, repurchase its issued shares under the following circumstances:

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(1)	Cancellation of shares for the reduction of its capital;

(2)	Merging with another company that holds shares in the Company;

(3)	The Company awarding its employees with shares;

(4)	Where the shareholders disagree on the resolutions passed by the shareholders’ general meeting on the merger or division of the Company so much that they request the company to acquire their shares;

(5)	Other circumstances permitted by laws and administrative regulations.

Save for the above circumstances, the Company shall not perform any act of repurchase of its own shares otherwise.

Article 38	The Company may, with the approval of the relevant State governing authority for repurchasing its shares, conduct the repurchase in one of the following ways:

(1)	Making a pro rata general offer of repurchase to all its shareholders;

(2)	Repurchase through public dealing on a stock exchange;

(3)	Repurchase by an off-market agreement outside a stock exchange.

Article 39	Where the Company repurchases its shares by an off-market agreement outside a stock exchange, the prior sanction of shareholders shall be obtained in accordance with these Articles of Association. The Company may release or vary a contract so entered into by the Company or waive its rights thereunder with the prior approval of shareholders obtained in the same manner.

A contract to repurchase shares referred to in the preceding paragraph includes but not limited to an agreement to become obliged to repurchase or acquire the right to repurchase shares of the Company.

A contract for the Company to repurchase its shares or any rights thereunder is not assignable.

Article 40	Where the Company repurchases its own shares due to reasons as set out in clauses (1) to (3) of Article 37, it shall obtain the prior approval of the shareholders by a resolution at a shareholders’ general meeting. After the Company repurchases its shares pursuant to Article 37, the shares in respect of the circumstances described in clause (1) shall be cancelled within ten days from the day of purchase; and those in respect of the circumstances described in clauses (2) and (4) shall be transferred or cancelled within six months. The Company shall deduct the carrying amount of the shares cancelled from its share capital, and shall process registration of changing in registered capital with the original registrar.

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The maximum number of shares repurchased by the Company pursuant to clause (3) of Article 37 shall not exceed 5% of its total issued shares; and repurchase shall be fund out of the profit after tax of the Company; the shares purchased shall be transferred to the employees within one year.

Article 41	Unless the Company is in the course of liquidation, it must comply with the following provisions in relation to repurchase of its issued shares:

(1)	Where the Company repurchases shares of the Company at par value, payment shall be made out of book surplus distributable profits of the Company or out of proceeds of a fresh issue of shares made for that purpose;

(2)	Where the Company repurchases shares of the Company at a premium to its par value, payment up to the par value may be made out of the book surplus distributable profits of the Company or out of the proceeds of a fresh issue of shares made for that purpose. Payment of the portion in excess of the par value shall be effected as follows:

1.	If the shares being repurchased were issued at par value, payment shall be made out of the book surplus distributable profits of the Company;

2.	If the shares being repurchased were issued at a premium to its par value, payment shall be made out of the book surplus distributable profits of the Company or out of the proceeds of a fresh issue of shares made for that purpose, provided that the amount paid out of the proceeds of the fresh issue shall not exceed the aggregate of premiums received by the Company on the issue of the shares repurchased or the current amount (including the premiums on the fresh issue) of the Company’s premium account (or capital common reserve fund account) at the time of the repurchase;

(3)	Payment by the Company in consideration of the following shall be made out of the Company’s distributable profits:

1.	Acquisition of rights to repurchase shares of the Company;

2.	Variation of any contract to repurchase shares of the Company;

3.	Release of any of the Company’s obligation under any contract to repurchase shares of the Company;

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(4)	After the Company’s registered capital has been reduced by the total par value of the cancelled shares in accordance with the relevant provisions, the amount deducted from the distributable profits of the Company for paying up the par-value portion of the shares repurchased shall be transferred to the Company’s premium account (or capital common reserve fund account).

CHAPTER 5 FINANCIAL ASSISTANCE FOR

ACQUISITION OF COMPANY SHARES

Article 42	The Company and its subsidiaries shall not, by any means and at any time, provide any kind of financial assistance to any person who is acquiring or is proposing to acquire shares in the Company. The said acquirer of shares of the Company includes a person who directly or indirectly incurs any obligations due to the acquisition of shares in the Company (the “obligor”).

The Company and its subsidiaries shall not, by any means and at any time, provide financial assistance to the obligor as referred to in the preceding paragraph for the purpose of reducing or discharging the obligations assumed by that person.

This Article shall not apply to the circumstances specified in Article 44 of this Chapter.

Article 43	For the purpose of this Chapter, “financial assistance” includes but not limited to the following meanings:

(1)	Gift;

(2)	Guarantee (including the assumption of liability or provision of assets by the guarantor to secure the performance of obligations by the obligor), or compensation (other than compensation in respect of the Company’s own default) or release or waiver of any rights;

(3)	Provision of loan or conclusion of any other contract under which the obligations of the Company are to be fulfilled before the obligations of another party, or the novation of, or the assignment of rights arising under, such loan or contract;

(4)	Any other form of financial assistance given by the Company when the Company is insolvent or has no net assets or when its net assets would thereby be reduced to a material extent.

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For the purpose of this Chapter, “incurring any obligations” includes the incurring of obligations by the changing of the obligor ’s financial position by way of contract or the making of arrangement (whether enforceable or not, and whether made on his own account or with any other persons), or by any other means.

Article 44	The following activities shall not be deemed to be prohibited by Article 42 of this chapter:

(1)	The provision of financial assistance by the Company where the financial assistance is given in good faith in the interests of the Company, and the principal purpose of giving the financial assistance is not for the acquisition of shares in the Company, or the giving of the financial assistance is an incidental part of some larger purpose of the Company;

(2)	The lawful distribution of the Company’s assets by way of dividend;

(3)	The allotment of bonus shares as dividends;

(4)	A reduction of registered capital, a repurchase of shares of the Company or a reorganization of the share capital structure of the Company effected in accordance with these Articles of Association;

(5)	The lending of money by the Company within the scope and in the ordinary course of its business, provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of the distributable profits of the Company;

(6)	The provision of money by the Company for contributions to staff and workers’ shares schemes, provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of the distributable profits of the Company.

CHAPTER 6 SHARE TRANSFER

Article 45	The Shares of the Company can be lawfully transferred.

Article 46	The Company shall not accept the Company’s share certificates as the subject of pledges.

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Article 47	The Company’s directors, supervisors, president and other senior administrative officers shall periodically declare to the Company the number of shares they hold in the Company during their term of office. They may transfer their shares during the term of their office or after their departure from office in accordance with the requirements of the laws and the listing rules of the place of the stock exchange on which the Company’s shares are listed.

Article 48	Shares of the Company held by the promoters shall not be transferred within one year commencing from the establishment of the Company. Shares issued prior to the public offer of shares of the Company shall not be transferred within one year from the date when the shares were listed on a stock exchange.

Directors, supervisors and senior administrative officers of the Company shall periodically report to the Company shares of the Company held by them and any changes thereof, and shall not transfer more than 25% of the shares held by them during their term of office, while shares of the Company held by them must not be transferred within one year commencing from the date on which the shares of the Company were listed. The aforesaid persons shall not transfer the shares of the Company held by them within six months commencing from the termination of their service.

Any gains from any sales of shares of the Company by any director, supervisor and senior administrative officer of the Company within six months after the share are bought, or any gains from any purchase of shares of the Company by any of the aforesaid parties within six months after the share are sold shall be disgorged and paid to the Company and the Board of Directors shall recover such gains from the abovementioned parties. In case the Board of Directors failed to perform in compliance with this provision, the responsible directors shall be jointly liable for such default.

If the Board of Directors fails to comply with the aforesaid provision, the shareholders may demand the Board of Directors to implement such provision within thirty days. Where the Board of Directors fails to implement such provision within the aforesaid period, the shareholders may initiate proceedings in the People’s Court in their own names to protect the interest of the Company.

CHAPTER 7 SHARE CERTIFICATES AND REGISTER OF SHAREHOLDERS

Article 49	Share certificates of the Company shall be in registered form.

Share certificates of the Company shall contain the following major particulars:

(1)	Name of the Company;

(2)	Date of incorporation of the Company;

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(3)	Class of the shares, nominal value and number of shares represented;

(4)	Serial number of the share certificate;

(5)	Other items to be contained as required by the Company Law, the Special Regulations;

(6)	Other items to be contained as required by the stock exchange on which the shares of the Company are listed.

Article 50	Share certificates of the Company shall be signed by the Chairman of the Company’s Board of Directors. Where the stock exchanges on which the Company’s shares are listed require other senior administrative officer(s) of the Company to sign on the share certificates, the share certificates shall also be signed by such senior administrative officer(s). The share certificates shall take effect after being sealed or printed with the seal of the Company. The share certificates shall only be sealed with the Company’s seal under the authorization of the Board of Directors. The signatures of the Chairman of the Board of Directors or other senior administrative officer(s) of the Company may be printed in mechanical form.

Article 51	The Company shall keep a register of its shareholders and enter in the register the following particulars:

(1)	The name (title) and address (residence), the occupation or nature of each shareholder;

(2)	The class and quantity of shares held by each shareholder;

(3)	The amount paid or payable on the shares of each shareholder;

(4)	The share certificate numbers of the shares held by each shareholder;

(5)	The date on which each person was entered in the register as a shareholder;

(6)	The date on which any shareholder ceased to be a shareholder.

Unless evidence to the contrary is shown, the register of shareholders shall be sufficient evidence of the shareholders’ shareholdings in the Company.

Article 52	The Company may, in accordance with the mutual understanding and agreements between the securities governing authority of the State Council and overseas securities regulatory organisations, maintain the register of shareholders of Overseas Listed Foreign Shares overseas and appoint overseas agent(s) to manage such share register. The original share register for holders of Overseas Listed Foreign Shares listed in Hong Kong shall be maintained in Hong Kong.

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A duplicate of the share register for holders of Overseas Listed Foreign Shares shall be maintained at the Company’s address. The appointed overseas agent(s) shall ensure the consistency between the original and the duplicate of the share register.

If there is any inconsistency between the original and the duplicate of the share register for holders of Overseas Listed Foreign Shares, the original shall prevail.

Article 53	The Company shall have a complete register of shareholders which shall comprise the following:

(1)	A part of the shareholders’ register maintained at the Company’s address other than those parts mentioned in clauses (2) and (3) of this Article;

(2)	A part of the shareholders’ register in respect of the holders of Overseas Listed Foreign Shares of the Company maintained in the place of the overseas stock exchange on which the shares are listed; and

(3)	Any other parts of the shareholders’ register maintained at such other places as the Board of Directors may consider necessary for the purpose of listing the shares of the Company.

Article 54	Different parts of the shareholders’ register shall not overlap. No transfer of any shares registered in any part of the register shall, during the continuance of that registration, be registered in any other part of the register.

The alteration and rectification of each part of the shareholders’ register shall be carried out in accordance with the laws of the place where the register is maintained.

All the fully paid-up H Shares can be freely transferred in accordance with these Articles of Association. However, the Board of Directors may refuse to recognize any instrument of transfer without giving any reason, unless:

(1)	A fee (for each instrument of transfer) of two dollars and fifty cents Hong Kong dollars or any higher fee as agreed by the Stock Exchange has been paid to the Company for registration of any instrument of transfer or other document which is related to or will affect ownership of or change of ownership of the shares;

(2)	The instrument of transfer only involves H Shares;

(3)	The stamp duty chargeable on the instrument of transfer has been paid;

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(4)	The relevant share certificate and upon the reasonable request of the Board of Directors any evidence in relation to the right of the transferor to transfer the shares have been submitted;

(5)	If it is intended to transfer the shares to joint owners, then the maximum number of joint owners shall not exceed four;

(6)	The Company does not have any lien on the relevant shares.

If the Company refuses to register any transfer of shares, the Company shall within two months of the formal application for the transfer provide the transferor and the transferee with a notice of refusal to register such transfer.

Article 55	No changes in the shareholders’ register due to the transfer of shares may be made within thirty days before the date of a shareholders’ general meeting or within five days before the record date for the Company’s distribution of dividends.

Article 56	Where the Company decides to convene a shareholders’ general meeting, distribute dividends, liquidate or carry out other activities which would require the determination of shareholdings, the Board of Directors shall fix a record date for the purpose of determining shareholdings. A person who is registered in the register as shareholders of the Company at the end of the record date shall be a shareholder of the Company.

Article 57	Any person aggrieved and claiming to be entitled to have his name (title) to be entered in or removed from the register of shareholders may apply to a court of competent jurisdiction for rectification of the register.

Article 58	Any person who is a registered shareholder or who claims to be entitled to have his name (title) entered into the register of shareholders in respect of shares in the Company may, if his share certificate (the “original certificate”) relating to the shares is lost, apply to the Company for a replacement new share certificate in respect of such shares (the “Relevant Shares”).

If a shareholder of Domestic Shares loses his share certificate and applies to the Company for a replacement new share certificate, it shall be dealt with in accordance with article 144 of the Company Law.

If a shareholder of Overseas Listed Foreign Shares loses his share certificate and applies to the Company for a replacement new share certificate, it may be dealt with in accordance with the laws of the place where the original register of holders of Overseas Listed Foreign Shares is maintained, rules of the stock exchange or other relevant regulations.

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If a shareholder of Overseas Listed Foreign Shares listed in Hong Kong (H Shares) loses his share certificate, the issue of a replacement new share certificate shall comply with following requirements:

(1)	The applicant shall submit an application to the Company in a prescribed form accompanied by a notarial certificate or a statutory declaration stating the grounds upon which the application is made and the circumstances and the evidence of the loss, and declaring that no other person is entitled to have his name entered in the register of shareholders in respect of the Relevant Shares.

(2)	Before the Company decides to issue the replacement new share certificate, no statement made by any person other than the applicant declaring that his name shall be entered in the register of shareholders in respect of such shares has been received.

(3)	The Company shall, if it intends to issue a replacement new share certificate, publish a notice of its intention at least once every thirty days in a period of ninety consecutive days in such newspapers as may be prescribed by the Board of Directors.

(4)	The Company shall have, prior to publication of its intention to issue a replacement new share certificate, delivered to the stock exchange on which its shares are listed a copy of the notice to be published, and may publish the notice upon receiving confirmation from such stock exchange that the notice has been exhibited in the premises of the said stock exchange. Such notice shall be exhibited in the premises of the said stock exchange for a period of ninety days.

In the case of an application made without the consent of the registered holder of the Relevant Shares, the Company shall deliver by mail to such registered shareholder a copy of the notice to be published.

(5)	If, by the expiration of the 90-day period referred to in clauses (3) and (4) of this Article, the Company have not received from any person notice of any disagreement to such application, the Company may issue a replacement new share certificate to the applicant accordingly.

(6)	Where the Company issues a replacement new share certificate under this Article, it shall forthwith cancel the original share certificate and enter the cancellation and issue in the register of shareholders accordingly.

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(7)	All expenses relating to the cancellation of an original share certificate and the issue of a replacement new share certificate by the Company shall be borne by the applicant and the Company is entitled to refuse to take any action until reasonable security is provided by the applicant.

Article 59	Where the Company issues a replacement new share certificate pursuant to these Articles of Association, the name (title) of a bona fide purchaser gaining possession of such new share certificate or the person who is subsequently entered in the register of shareholders as holder of such shares (if he is a bona fide purchaser) shall not be removed from the register of shareholders.

Article 60	The Company shall not be liable for any damages sustained by any person by reason of the cancellation of the original share certificate or the issue of the new share certificate, unless the claimant proves that the Company has acted deceitfully.

CHAPTER 8 SHAREHOLDERS’ RIGHTS AND OBLIGATIONS

Article 61	A shareholder of the Company is a person who lawfully holds shares in the Company and whose name (title) is entered in the register of shareholders. A shareholder shall enjoy rights and bear obligations according to the class and proportion of the shares held by him; shareholders who hold shares of the same class shall enjoy the same rights and bear the same obligations.

Article 62	The ordinary shareholders of the Company shall enjoy the following rights:

(1)	The right to request the convening and holding of and to attend or appoint a proxy to attend shareholders’ general meetings and to vote thereat;

(2)	The right to dividends and other distributions in proportion to the number of shares held;

(3)	The right of supervisory management over the Company’s business operations, and the right to present proposals or enquiries;

(4)	The right to transfer, donate or pledge his shares in accordance with laws, administrative regulations and these Articles of Association;

(5)	The right of knowledge and decision making power with respect to important matters of the Company in accordance with laws, administrative regulations and these Articles of Association;

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(6)	The right to obtain relevant information in accordance with the provisions of these Articles of Association, including:

1.	the right to obtain a copy of these Articles of Association, subject to payment of the cost of such copy;

2.	the right to inspect and copy, subject to payment of a reasonable charge:

(i)	all parts of the register of shareholders;

(ii)	personal particulars of each of the Company’s directors, supervisors, president and other senior administrative officers, including:

(a)	present name and alias and any former name or alias;

(b)	principal address (residence);

(c)	nationality;

(d)	primary and all other part-time occupations and duties;

(e)	identification documents and their relevant numbers;

(iii)	state of the Company’s share capital;

(iv)	reports showing the aggregate par value, quantity, highest and lowest price paid in respect of each class of shares repurchased by the Company since the end of last accounting year and the aggregate amount paid by the Company for this purpose;

(v)	minutes of shareholders’ general meetings and accountants’ report;

(vi)	interim and annual reports of the Company.

(7)	In the event of the termination or liquidation of the Company, the right to participate in the distribution of surplus assets of the Company in accordance with the number of shares held;

(8)	The right to request the company to repurchase their shares as a result of disagreement on the resolutions passed by the shareholders’ general meeting on the merger or division of the Company;

(9)	Other rights conferred by laws, administrative regulations and these Articles of Association.

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Article 63	If a shareholder requests to inspect the information or obtain the relevant materials as described in Article 62 of these Articles of Association, he shall provide the Company with a written document showing the class and number of shares in the Company held by him. The Company shall at the request of such shareholder provide him with the relevant information upon confirmation of his identity.

Article 64	If a resolution of a shareholders’ general meeting or board meeting violates the provisions of existing laws and administrative regulations of the PRC, a shareholder may request the local People’s Court to declare it invalid.

If the procedures for convening a shareholders’ general meeting or board meeting or the voting methods thereof violate the existing laws and administrative regulations of the PRC or these Articles of Association, or the content of a resolution violates these Articles of Association, shareholders may partition the local People’s Court to rescind such resolution within sixty days from the date on which such a resolution is passed.

Article 65	If a director or any senior administrative staff violates any laws, administrative regulations or these Articles of Association in the course of performing his duties and causes losses to the Company, shareholders alone or in aggregate holding 1% or more of the Company’s shares for a hundred and eighty consecutive days may request the supervisory committee in writing to initiate legal proceedings against such acts in the local People’s Court; where the Company incurs losses as a result of the members of the supervisory committee having violated any laws, administrative regulations or these Articles of Association in the course of performing their duties, shareholders may request the Board of Directors in writing to initiate legal proceedings in the local People’s Court.

If the supervisory committee or the Board of Directors refuses to initiate legal proceedings after receiving the aforesaid written request of shareholder, or fails to initiate such legal proceedings within thirty days on which such request is received, or in case of emergency where failure to initiate such legal proceedings immediately will result in irreparable damage to the Company’s interest, the shareholder described in the preceding paragraph may initiate legal proceedings in the local People’s Court directly in their own names in the interest of the Company.

These shareholders may also initiate legal proceedings in the People’s Court under the provisions set out in the preceding two paragraphs if any third parties infringe on the lawful interests of the Company and result in damage to the Company.

Article 66	Shareholders may initiate legal proceedings if a director or any senior administrative staff violates any laws, administrative regulations or these Articles of Association and harms the interests of shareholders.

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Article 67	The ordinary shareholders of the Company shall assume the following obligations:

(1)	To abide by these Articles of Association;

(2)	To pay subscription monies according to the number of shares subscribed and the method of subscription;

(3)	Not to withdraw their shares unless required by laws and regulations;

(4)	Not to abuse their rights as shareholders to harm the interests of the Company or other shareholders; not to abuse the independent legal person status of the Company and the limited liability of shareholders to harm the interests of any creditor of the Company.

Shareholders of the Company who abuse their rights as shareholders to harm the interests of the Company or other shareholders shall be liable for compensation.

Shareholders of the Company who abuse the independent legal person status of the Company and the limited liability of shareholders to harm the interests of any creditor of the Company shall be jointly liable for the debt of the Company;

(5)	Other obligations imposed by laws, administrative regulations and these Articles of Association.

Shareholders are not liable to make any further contribution to the share capital other than as agreed by the subscriber of the relevant shares on subscription.

Article 68	If a shareholder who holds 5% or more of the Company’s voting shares pledges the shares in his possession, he shall submit a written report to the Company on the day when such pledge takes place.

Article 69	In addition to the obligations imposed by laws and administrative regulations or required by the listing rules of the stock exchange on which shares of the Company are listed, a controlling shareholder shall not exercise his voting rights in respect of the following matters in a manner prejudicial to the interests of the shareholders generally or of some of the shareholders of the Company:

(1)	to relieve a director or supervisor of his duty to act honestly in the best interests of the Company;

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(2)	to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another person), in any guise, of the Company’s assets, including but not limited to opportunities beneficial to the Company;

(3)	to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another person) of the individual rights of other shareholders, including but not limited to rights to distributions and voting rights save pursuant to a restructuring submitted to shareholders for approval in accordance with these Articles of Association.

Article 70	For the purpose of the foregoing Article, a “controlling shareholder” means a person who satisfies any one of the following conditions:

(1)	he alone or acting in concert with others has the power to elect more than half of the Board of Directors;

(2)	he alone or acting in concert with others has the power to exercise or to control the exercise of 30% (including 30%) or more of the voting rights in the Company;

(3)	he alone or acting in concert with others holds 30% (including 30%) or more of the issued and outstanding shares of the Company;

(4)	he alone or acting in concert with others in any other manner controls the Company in fact.

Article 71	The controlling shareholders of the Company shall assume the following obligations for the Company:

(1)	The controlling shareholders and the Company shall implement separation of personnel, assets and finance and independence between organs and business of the Company;

(2)	The controlling shareholders shall respect decisions made by shareholders’ general meeting and the Board of Directors of the Company, and shall not bypass the shareholders’ general meeting or the Board of Directors in interfering with the decisions made and production and operation activities carried out legally by the Company;

(3)	The controlling shareholders shall nominate candidates of the Company’s directors and supervisors in accordance with laws and regulations and these Articles of Association. Nominated candidates of directors and supervisors shall have the relevant knowledge and capacity of decision-making and supervision. The controlling shareholders shall not execute any approval procedure relating to the appointment of members of the Board of Directors or appointment of personnel at the shareholders’ general meeting, or bypass shareholders’ general meeting and Board of Directors in employing or dismissing any senior administrative officers of the Company; the controlling shareholders shall not interfere with the employment and dismissal and use of any senior administrative officers of the Company;

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(4)	The controlling shareholders shall not take advantage of connected transactions, profit distribution, asset restructuring, external investment, capital appropriation and loan guarantee to harm the legal interests of the Company and other shareholders, and shall not exploit their special position to obtain additional benefits;

(5)	The controlling shareholders shall abide by the provisions of the Stock Exchange about abstaining from decision on connected transactions of the Company;

(6)	The controlling shareholders and their related companies shall avoid direct competition with the Company;

(7)	The controlling shareholders shall ensure that relevant information provided to the Company is true, accurate and complete, and ensure that the Company can legally perform disclosure obligation to public investors;

(8)	When exercising voting rights, the controlling shareholders shall not make decisions which harm the legal interests of the Company and other shareholders.

Article 72	The controlling shareholders and beneficial controller of the Company have a fiduciary duty towards the Company and its other shareholders, and shall not exploit their connected relationship with the Company to harm the interests of the Company. If they have violated such provision and caused damage to the company, they are liable for compensation.

The controlling shareholders shall exercise their rights as contributors strictly in accordance with laws. The controlling shareholders shall not impair the legitimate interests of the Company and other shareholders by taking advantage from connected transactions, profit distribution, assets restructuring, external investment, capital appropriation and loan guarantee, nor shall they exploit their controlling position to prejudice the interests of the Company and other shareholders.

The Board of the Company shall establish a “moratorium upon misappropriation” mechanism on shares held by substantial shareholders. Once the Board becomes aware of any embezzlement of the Company’s assets by the controlling shareholder or the beneficial controller through abuse of the Company’s funds or by other means, the controlling shareholder’s shareholding in the Company shall be subject to moratorium by judicial order immediately. If the controlling shareholder is unable to repay the embezzled assets in cash, the Company shall be entitled to dispose of the shares held by the controlling shareholder and retain the proceeds resulting therefrom as compensation.

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The directors, supervisors and other senior management personnel of the Company shall comply with the laws, administrative regulations and these Articles of Association. They shall exercise care and diligence and fulfill their fiduciary duties to the Company, and protect the assets of the Company at their own initiative. They shall not exploit their positions to facilitate, assist or indulge the controlling shareholder in embezzling the funds of the Company, nor shall they impair the Company’s interests through unauthorized guarantees, unfair connected transactions or otherwise.

If a director of the Company is found assisting or indulging the controlling shareholder and its associated enterprises in misappropriating the assets of the Company, upon the proposal of the Supervisory Committee or any shareholder holding 3% or more of the shares in the Company, a general meeting of the Company shall be convened to consider removing such director from office.

If a supervisor of the Company is found assisting or indulging the controlling shareholder and its associated enterprises in misappropriating the assets of the Company, upon the proposal of the Board or any shareholder holding 3% or more of the shares in the Company, a general meeting of the Company shall be convened to consider removing such supervisor from office.

If any other senior management personnel of the Company is found assisting or indulging the controlling shareholder and its associated enterprises in misappropriating the assets of the Company, upon the proposal of one-third or more of the directors or supervisors, a board meeting shall be convened to consider removing such senior management personnel from office.

If a director, supervisor or other senior management personnel of the Company fails to fulfil his/her duties of fiduciary to the Company by exploiting his/her position to assist or indulge the controlling shareholder and its associated enterprises in misappropriating the assets of the Company, and be suspected of committing an offence, upon a resolution passed by the Board or the Supervisory Committee of the Company, such personnel shall be transferred to the relevant judicial authority for investigation of criminal responsibility.

Article 73	Written agreements shall be made in respect of connected transactions between the Company and a connected person, which shall be on the principles of equality, voluntariness and fair consideration. Connected transactions shall be made on normal commercial terms, and the consideration must be comparable with those provided by independent third parties in the market.

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The Company shall take effective measures to prevent its connected persons from interfering with the operations of the Company and damaging the Company’s benefits by way of monopolizing its purchase and sales channels.

The Company shall take effective measures to prevent shareholders and its connected parties from misappropriating or transferring the Company’s funds, assets or other resources in whatever manner.

Article 74	The Company shall take active steps to establish and improve its investor relation management system and boost communications and exchanges with the shareholders in every way available. The board secretary of the Company shall be specifically responsible for investor relation management.

CHAPTER 9  SHAREHOLDERS’ GENERAL MEETINGS

Article 75	The shareholders’ general meeting shall be the source of authority of the Company and shall exercise its powers according to the laws.

Article 76	The shareholders’ general meeting shall exercise the following functions and powers:

(1)	To decide on the Company’s operational policies and investment plans;

(2)	To elect and replace directors and decide on matters relating to the remuneration of directors;

(3)	To elect and replace the supervisors who are representatives of shareholders, and to decide on matters relating to the remuneration of supervisors;

(4)	To examine and approve reports of the Board of Directors;

(5)	To examine and approve reports of the supervisory committee;

(6)	To examine and approve the Company’s proposed annual preliminary and final financial budgets;

(7)	To examine and approve the Company’s profit distribution plans and plans for making up losses;

(8)	To decide on increase or decrease in the Company’s registered capital;

(9)	To decide on matters such as merger, division, dissolution, liquidation and change in company forms of the Company;

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(10)	To decide on the issue of debentures by the Company;

(11)	To decide on matters relating to external guarantee according to the relevant provisions of these Articles of Association;

(12)	To decide on the appointment, dismissal and disengagement of the accountants of the Company;

(13)	To amend these Articles of Association;

(14)	To examine and approve the change in use of proceeds from raising capitals;

(15)	To examine the adoption of share incentive scheme;

(16)	To consider motions raised by shareholders who represent 3% or more of the total shares of the Company carrying the right to vote;

(17)	To consider and approve significant acquisition, disposal and replacement of assets of the Company (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);

(18)	To consider and approve external guarantee by the Company at a shareholders' general meeting as required by the laws, rules and regulations and provisions of these Articles of Association;

(19)	To decide on other matters which require resolutions of the shareholders at shareholders’ general meetings according to the relevant laws, administrative regulations and these Articles of Association;

(20)	To decide on which matters the Board of Directors may be authorised or delegated to deal with by the shareholders at shareholders’ general meetings.

When the shareholders’ general meeting decides on which matters the Board of Directors may be authorised or delegated to deal with, the shareholders’ general meeting shall protect the legitimate rights and interests of the Company according to law and abide by laws and regulations strictly in order to ensure the Company’s principle of efficient operation and scientific decision making. Matters which the Board of Directors may be authorised or delegated to deal with including but not limited to the following:

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1.	To modify the language of the Articles of Association after the shareholders’ general meeting has passed the resolution on the amendments to the Articles of Association;

2.	To distribute the interim dividends;

3.	To decide on specific matters in connection with the issue of new shares and convertible bonds;

4.	To deal with, mortgage and secure the fixed assets under the current operation policy and investment plan passed at the shareholders’ general meeting, excluding direct or indirect provision of debts guarantee for the secured party with a gearing ratio exceeding 70%.

The shareholders’ general meeting shall also decide on other matters which the Board of Directors may be authorised or delegated to deal with from time to time in accordance with laws, regulations and these Articles of Association.

Article 77	Save for special circumstances such as crisis, the Company shall not, without the prior approval of shareholders at shareholders’ general meeting, enter into any contract with any person other than a director, supervisor, president or other senior administrative officer whereby the management and administration of the whole or any substantial part of the business of the Company is to be handed over to such person.

Article 78	Shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by the Board of Directors. Annual general meetings are held once every year and within six months from the end of the preceding financial year.

Article 79	Under any of the following circumstances, the Board of Directors shall convene an extraordinary general meeting within two months:

(1)	The number of directors is less than that is required by the Company Law or two thirds of the number of directors specified in these Articles of Association;

(2)	The accrued losses of the Company amount to one third of the total amount of its share capital;

(3)	Shareholder(s) individually or jointly holding 10% or more of the Company’s issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting;

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(4)	It is deemed necessary by the Board of Directors or requested by the supervisory committee to convene an extraordinary general meeting;

(5)	More than one half of the independent directors propose to convene the meeting.

The number of shares held by shareholders in clause (3) above shall be calculated on the date when the written request is submitted.

Article 80	The place for convening the shareholders’ general meeting shall be clearly set out in the notice of meeting.

The shareholders’ general meeting shall set meeting venue and be convened by ways of on-site meetings. The Company will provide online transmission for the convenience of shareholders where technologically viable. Shareholders who attend shareholders’ general meetings in the aforesaid manners shall be deemed as present.

Article 81	The Company shall engage lawyers to attend shareholders’ general meetings and advise on the following issues with announcements made thereon:

(1)	Whether the convening of the shareholders’ general meeting and its procedures are in compliance with laws, administrative regulations and these Articles of Association;

(2)	Whether the attendees are eligible and whether the eligibility of the convenor is lawful and valid;

(3)	Whether the procedures of voting and the voting results of the meeting are lawful and valid;

(4)	Legal opinions on other related matters at the request of the Company.

Article 82	A shareholders’ general meeting shall be convened and presided over by the chairman of the Board of Directors. If the chairman is unable to attend the meeting for any reason, the vice-chairman of the Board of Directors shall convene and take the chair of the meeting. If both the chairman and vice-chairman of the Board of Directors are unable to attend the meeting, then the Board of Directors may designate a director to convene and take the chair of the meeting. If no chairman of the meeting has been designated, shareholders present shall choose one person to be the chairman of the meeting. If for any reason the shareholders fail to elect a chairman, then the shareholder (including his proxy) presents in person or by proxy and holds the largest number of shares carrying the right to vote thereat shall be the chairman of the meeting.

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Shareholders’ general meetings convened by the supervisory committee shall be presided over by the chairman of the supervisory committee. If the chairman of the supervisory committee is unable or fails to perform his duties, a supervisor elected by more than half of supervisors shall preside over the meeting.

A shareholders’ general meeting convened by the shareholders themselves shall be presided over by a representative nominated by the convening shareholders.

When a shareholders’ general meeting is held and the chairman of the meeting violates the rules of procedures such that the shareholders’ general meeting cannot proceed, a person may be elected to preside over the meeting, subject to the approval of shareholders present at the meeting and entitled to more than half of the voting rights.

Article 83	Shareholders requisitioning the convening of an extraordinary general meeting or a class meeting shall abide by the following procedures:

(1)	Shareholders individually or jointly holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held shall sign one or more counterpart requisitions stating the objectives of the meeting and requiring the Board of Directors to convene a shareholders’ extraordinary general meeting or a class meeting.

(2)	The Board of Directors shall, in accordance with laws, administrative regulations and these Articles of Association, furnish a written reply stating its agreement or disagreement to convene the extraordinary general meeting within ten days upon receipt of such requisition.

(3)	If the Board of Directors agrees to convene the extraordinary general meeting, a notice of meeting shall be issued within five days after adoption of the relevant resolution by the Board of Directors. Any changes to the original requisition made in the notice shall require the approval of the relevant shareholders.

If the Board of Directors does not agree to convene the extraordinary general meeting or does not furnish any reply within ten days upon receipt of such requisition, shareholders individually or jointly holding over 10% of the shares of the Company shall be entitled to propose to the supervisory committee that an extraordinary general meeting or a class meeting be convened, and such proposal shall be made in writing to the supervisory committee.

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(4)	If the supervisory committee agrees to convene the extraordinary general meeting, a notice of meeting shall be issued within five days upon receipt of such requisition. Any changes to the original requisition made in the notice shall require the approval of the relevant shareholders.

If the supervisory committee does not issue a notice of meeting within the prescribed period, it shall be deemed as failing to convene and preside over the meeting.

(5)	If neither the Board of Directors nor the supervisory committee convene and preside over the shareholders’ general meeting, the requisitionists themselves may convene such a meeting in a manner as similar as possible as that in which shareholders’ meeting are to be convened by the Board of Directors within four months from the date of receipt of the requisition by the Board of Directors.

Any reasonable expenses incurred by the requisitions by reason of the failure of the Board of Directors to duly convene a meeting shall be repaid to the requisitionists by the Company and any sum so repaid shall be set off against sums owed by the Company to the directors in default.

Article 84	Independent directors shall be entitled to propose to the Board of Directors the convening of an extraordinary general meeting. The Board of Directors shall, in accordance with laws, administrative regulations and these Articles of Association, furnish a written reply stating its agreement or disagreement to the convening of the extraordinary general meeting within ten days upon receipt of such proposal.

If the Board of Directors agrees to convene an extraordinary general meeting, a notice of meeting shall be issued within five days after passing of the relevant resolution by the Board of Directors. If the Board of Directors does not agree to convene an extraordinary general meeting, reasons for such disagreement shall be given by way of announcement.

Article 85	The supervisory committee shall be entitled to propose to the Board of Directors the convening of an extraordinary general meeting, provided that such proposal shall be made in writing. The Board of Directors shall, in accordance with laws, administrative regulations and these Articles of Association, furnish a written reply stating its agreement or disagreement to the convening of an extraordinary general meeting within ten days upon receipt of such proposal.

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If the Board of Directors agrees to convene an extraordinary general meeting, a notice of meeting shall be issued within five days after the passing of the relevant resolution by the Board of Directors. Any change to the original proposal made in the notice shall require the approval of the supervisory committee.

If the Board of Directors does not agree to convene an extraordinary general meeting or does not furnish any reply within ten days after receiving such proposal, the Board of Directors shall be deemed as incapable of performing or failing to perform the duty of convening a general meeting, in which case the supervisory committee may convene and preside over such meeting on an unilateral basis.

All necessary expenses incurred for such shareholders’ general meeting convened by the supervisory committee shall be borne by the Company.

Article 86	Where the supervisory committee or shareholders decide(s) to convene the extraordinary general meeting by itself / themselves, it / they shall send a written notice to the Board, and file the same with the local office of CSRC and the stock exchange at the place where the Company is located for record.

The shareholding of the convening shareholders shall not be lower than 10% prior to the announcement of the resolutions of the shareholders’ general meeting.

The convening shareholder shall submit relevant evidence to the local office of CSRC and the stock exchange at the place where the Company is located upon the issuance of the notice of general meeting and the announcement of the resolutions of the shareholders’ general meeting.

Article 87	The Board of Directors and the secretary to the Board of Directors shall cooperate with respect to matters relating to a shareholders’ general meeting convened by the supervisory committee or shareholders at its / their own discretion. The Board of Directors shall provide the register of shareholders as of the record date.

Article 88	Motions proposed at a shareholders’ general meeting shall be the specific proposals relating to the matter that should be put forth for discussion at a shareholders’ general meeting, upon which resolution shall be made at the shareholders’ general meeting.

Article 89	Where the Company convenes a shareholders’ general meeting, the Board of Directors, the supervisory committee and shareholder(s) individually or jointly holding more than 30% of the Company’s issued and outstanding shares carrying voting rights shall have the right to propose motions to the Company.

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Article 90	Shareholder(s) individually or jointly holding more than 30% of the Company’s issued and outstanding shares carrying voting rights shall have the right to propose an ex tempore motion ten days prior to the general meeting by furnishing the same to the convener in writing. After the same have been reviewed and approved by the Board of Directors of the Company, those matters in the proposed motions within the scope of functions and powers of the shareholders’ general meeting will be placed on the agendas. The convener shall within two days after receiving the proposed motion issue a supplemental notice of general meeting to make public the contents of the ex tempore motion. If the Board of Directors considers that the contents of the motion are not within the scope of functions and powers of the shareholders’ general meeting, it shall give reasons and explanation to the shareholders’ general meeting and publish the motion and the board’s explanation along with resolutions adopted by the shareholders’ general meeting at the end of the meeting.

Save as provided in the preceding paragraphs, the convener shall not amend such new motions stated in the notice of shareholders’ general meeting or add any new motion upon the issue of the notice of meeting.

Motions which are not included in the notice of meeting or which do not meet Article 88 of these Articles of Association shall not be voted on by the shareholders’ general meeting and become resolutions.

Article 91	Notice of a shareholders’ general meeting shall be given by way of announcement or by any other manner as provided in these Articles of Association (if necessary), not less than forty-five days (including forty-five days) before the date of the meeting to notify all of the shareholders in the share register of the matters to be considered, the date and the place of the meeting.

Article 92	The Company shall, based on the written replies received twenty days before the date of the shareholders’ general meeting from the shareholders, calculate the number of voting shares represented by the shareholders who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting reaches one half or more of the Company’s total voting shares, the Company may hold the meeting; if not, then the Company shall within five days notify the shareholders again by public notice of the matters to be considered, the place and date for, the meeting. The Company may then hold the meeting after such publication of notice.

An extraordinary general meeting shall not decide on any matter not stated in the notice of meeting.

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Article 93	When the Board of Directors issues the notice for the convening of a shareholders’ general meeting, the meeting shall not be postponed without reason. In case the shareholders’ general meeting must be postponed under special circumstances, a notice regarding the postponement must be issued at least two working days before the original date of the shareholders’ general meeting. In the postponement notice, the Board of Directors must state the reasons for the postponement and the date of the postponed meeting. When the shareholders’ general meeting is postponed, the Board of Directors may not change the record date of the shareholding of the shareholders entitled to attend the shareholders’ general meeting provided in the original notice.

Article 94	A notice of meeting of shareholders shall:

(1)	be in writing;

(2)	specify the place, the date and time of the meeting;

(3)	state the matters and proposals to be considered at the meeting;

(4)	provide such information and explanation as are necessary for the shareholders to make an informed decision on the proposals put before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase shares, to reorganise the share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;

(5)	contain a disclosure of the nature and extent, if any, of the material interests of any director, supervisor, president or other senior administrative officer in the proposed transaction and the effect of the proposed transaction on them in their capacity as shareholders in so far as it is different from the effect on the interests of the shareholders of the same class;

(6)	contain the full text of any special resolution to be proposed at the meeting;

(7)	contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a shareholder;

(8)	specify the time and place for lodging proxy forms for the relevant meeting;

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(9)	specify the record date of shareholding of shareholders entitled to attend the shareholders’ general meeting;

(10)	specify the name and telephone number of the contact person of the meeting.

The notice convening shareholders’ general meeting and its supplementary notice shall fully and completely disclose the specific contents of all motions. For those items requiring the opinions of independent directors, the notice of shareholders’ general meeting or the supplementary notice shall disclose both the opinions and the reasons of independent directors.

Where the Company convenes the shareholders’ general meeting and provides shareholders with online voting, the notice of meeting shall specify the time and voting procedures of online voting and the matters to be considered and approved. Online or other means of voting for shareholders’ general meeting shall start not earlier than 3:00 p.m. on the day before the convening of the on-the-spot shareholders’ general meeting or later than 9:30 a.m. on the day of convening of the on-the-spot shareholders’ general meeting, and shall end not earlier than 3:00 p.m. on the day when the on-the-spot shareholders’ general meeting is concluded.

The period between the record date and the date for the meeting shall not be less than 30 days. No changes shall be made once the record date is confirmed.

Article 95	Where the shareholders’ general meeting intends to deliberate the election of directors or supervisors, the notice of meeting shall fully disclose the details information on the candidates for directors or supervisors at least in the following aspects:

(1)	Personal information such as educational background, work experience and other engagements;

(2)	Whether such candidate has any affiliation with the Company or its controlling shareholders or beneficial controllers;

(3)	The number of shares of the Company such candidate holds;

(4)	Whether such candidate has been penalised by the CSRC or any other relevant authorities.

Saving directors or supervisors who are elected by way of cumulative voting system, a single proposal shall be put forward for each candidate for directors or supervisors.

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Article 96	Notice of shareholders’ general meeting shall be served on the shareholders (whether or not entitled to vote at the meeting), by announcement, by hand or by prepaid airmail to their addresses as shown in the register of shareholders.

The notice for holders of Domestic Shares shall be published in one or more newspapers designated by the securities governing authority of the State Council not less than forty-five days (including forty-five days) before the date of the meeting; after the publication of notice, the holders of Domestic Shares shall be deemed to have received the notice of the relevant shareholders’ general meeting.

The notice for holders of Overseas Foreign Listed Shares shall be published on the website of the Company (www.csair.com) not less than forty-five days (including forty-five days) before the date of the meeting; after such publication, the holders of Overseas Foreign Listed Shares shall be deemed to have received the notice of the relevant shareholders’ general meeting.

Article 97	The accidental omission to give notice of a meeting to, or the failure to receive the notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

Article 98	The Board of Directors and other convener shall take necessary measures to ensure the good order of the shareholders’ general meeting, take measures to deter any act disturbing the meeting, picking quarrels and provoking troubles or infringing the lawful rights and interests of any shareholder, and shall report in a timely manner such act to the relevant department for investigation and punishment.

Article 99	All the shareholders or their proxies recorded in the register of members on the record date are entitled to attend the shareholders’ general meeting, and shall exercise their voting rights pursuant to the laws, regulations and these Articles of Association.

Shareholders may attend the meeting in person, or they may appoint proxies to attend the meeting for them.

Article 100	Any shareholder entitled to attend and vote at a meeting of the Company shall be entitled to appoint one or more other persons (whether a shareholder or not) as his proxies to attend and vote on his behalf. A proxy so appointed shall be entitled to exercise the following rights pursuant to the authorisation from that shareholder:

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(1)	The shareholder ’s right to speak at the meeting;

(2)	The right to demand or join in demanding a poll;

(3)	The right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

Where that shareholder is a recognised clearing house within the meaning of the Securities and Futures (Clearing Houses) Ordinance (Cap. 420 of the laws of Hong Kong), it may authorise such person or persons as it thinks fit to act as its representative (or representatives) at any shareholders’ general meeting or any meeting of any class of shareholders, provided that if more than one person is so authorised, the authorisation must specify the number and class of shares in respect of which each such person is so authorised. The person so authorised will be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house (or its nominees) could exercise if it were an individual shareholder of the Company.

Article 101	The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or attorney duly authorised.

Article 102	If the instrument for appointing a proxy is signed by an attorney of the appointer, the power of attorney to sign or other documents of authorisation shall be notarially certified. The notarially certified copy of that power of attorney or other authorisation documents and the instrument appointing the proxy shall be deposited at the premises of the Company or such other place as is specified for that purpose in the notice convening the meeting.

If the appointer is a legal person, its legal representative or such person as is authorised by resolution of its Board of Directors or other governing body may attend at any shareholders’ general meeting of the Company as a representative of the appointer.

Article 103	Any instrument issued to a shareholder by the directors for use in appointing a proxy to attend and vote at meetings of the Company shall be in such format as to enable the shareholder to instruct the proxy to vote in favour of or against the motions according to his free will, and instructions shall be given in respect of each individual matter to be voted on at the meeting. The instrument of proxy shall contain a statement that in the absence of instructions by the shareholder the proxy may vote as he thinks fit. Meanwhile, there shall be spaces for entering the date of issue and validity period and executing the signature (or affixing a seal). If the appointer is a legal person, the seal of the legal person entity shall also be affixed.

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Article 104	The instrument for appointing a voting proxy and, if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, shall be deposited at the premises of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than twenty-four hours before the time for holding the meeting or the time appointed for the passing of the resolution.

If the appointer is a legal person, its legal representative or such person as is authorised by resolution of its Board of Directors or other governing body may attend at any meeting of shareholders of the Company as a representative of the appointer.

Article 105	A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the death or loss of capacity of the appointer or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the shares in respect of which the proxy is given, provided that no notice in writing of such death, loss of capacity, revocation or transfer as aforesaid shall have been received by the Company at its premises before the commencement of the meeting at which the proxy is used.

Article 106	An individual shareholder who attends the shareholders’ general meeting in person shall produce his identification card or other valid documents or certificates which can prove his identity, and his stock account card. Where a proxy is appointed to attend the meeting, the proxy shall produce his own identification documents and the instrument for appointing a proxy.

A legal person shareholder shall attend the meeting by its authorised representative or the attorney as appointed by such authorised representative. An authorised representative who attends the shareholders’ general meeting shall produce his identification card and valid documents which can prove his identity. Where an attorney is appointed to attend the meeting, the attorney shall produce his own identification card and the relevant power of attorney executed by such authorised representative pursuant to the laws.

Article 107	The Company shall, subject to the shareholders’ general meetings being legally and validly held, and so far as the conditions permit, encourage a higher proportion of participation of shareholders in shareholders’ general meetings through various means, including using modern information technology to establish an online voting platform.

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Article 108	Online voting adopted for the shareholders' general meeting shall be conducted in accordance with the relevant laws, rules and regulations. Where online voting is adopted for the shareholders’ general meeting, all shareholders whose names appear on the register of members on the record date for the purpose of the shareholders’ general meeting, are entitled to exercise their voting rights through the online voting system of the shareholders’ general meeting, provided that the voting right of the same shares shall be exercised only by one of the following ways: on-the-spot voting, online voting or otherwise as specified. In the case of repeated voting for the same shares, only the first vote is valid.

Article 109	The Board of Directors, independent directors and shareholders who meet the relevant requirements may solicit from other shareholders their voting rights in shareholders’ general meetings. The solicitation shall be without consideration and information shall be fully disclosed to such shareholders.

Article 110	The Board of the Company shall act in the best interest of the Company and its shareholders and shall examine the motions proposed at the shareholders’ general meeting according to the provisions of Article 88.

Article 111	If the proposing shareholders have any objection to the decision of the Board of Directors of not including their motions in the agendas of the shareholders’ general meeting, they may request the convening of an extraordinary general meeting according to the provisions of Article 83.

Article 112	The register of attendees of the meeting shall be prepared by the Company. Such register shall specify information such as the name of the persons (or units) attending the meeting, identity card number, residential address, number of shares or voting shares hold, name of the persons (or units) the proxy represents.

Article 113	The convener and the legal counsel retained by the Company shall jointly verify the qualification of shareholders according to the register of shareholders provided by the securities depository and clearing authority, and shall register the name of the shareholders and the number of their voting shares. Such registration shall be concluded prior to the announcement by the chairman of the shareholders’ general meeting of the number of shareholders and their proxies attending the meeting and the total number of their voting shares.

Article 114	The chairman of the shareholders’ general meeting shall, prior to the voting, declare the number of attending shareholders and proxies as well as the total number of their voting shares. The numbers of attending shareholders and proxies as well as the total number of their voting shares shall be subject to the register of the meeting.

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Article 115	All directors and supervisors and the board secretary shall attend the shareholders’ general meeting, whereas the president and other senior administrative officers shall be present at the meeting.

Article 116	The Company shall formulate rules of procedures of the shareholders’ general meeting to specify in detail the convention and voting procedures of the meeting, including notice registration, deliberation of proposals, votes, vote counting, announcement of voting results, formation of resolutions, minutes and the signatures thereon, announcement, as well as the principles of authorisation by the shareholders’ general meeting to the Board of Directors, the contents of such authorisation shall be expressly specified. The rules of proceedings of the shareholders’ general meeting shall be an appendix of these Articles of Association, and shall be drafted by the Board of Directors and approved by the shareholders’ general meeting.

Article 117	At the annual general meeting, the Board of Directors and the supervisory committee shall report their respective work of the previous year to the general meeting of shareholders, and each independent director shall also make his duty report correspondingly.

Article 118	Except for trade secret of the Company and issues which are not discloseable at shareholders’ general meetings as provided by laws, regulations, or securities rules, directors, supervisors and senior administrative officers shall reply or give explanation and description to the inquiries and suggestions raised by the shareholders at the Shareholders’ general meeting.

Article 119	The board secretary shall be responsible for preparing minutes of shareholders’ general meetings, which shall contain:

(1)	the time, venue, agendas of the meeting, and the name of the convener;

(2)	the name of the chairman of the meeting, the directors, supervisors, president and other senior administrative officers attending the meeting;

(3)	the number of shareholders and proxies attending the meeting, the total number of their voting shares and their respective proportions to the total number of shares of the Company; the numbers of voting shares of domestic shareholders (including their proxies), overseas listed foreign shareholders (including their proxies), holders of tradable shares (including the proxies) and holders of non-tradable shares (including the proxies) presented at the meeting and its proportion to the total number of shares of the Company;

(4)	the process of deliberation of each proposal, the main points of speeches and the voting results (including the votes on each resolution by domestic shareholders, foreign shareholders, holders of tradable shares and holders of non-tradable shares);

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(5)	the inquiries or suggestions of the shareholders and the corresponding replies or explanations;

(6)	the names of legal counsel, vote counters, and supervisors;

(7)	other contents which, shall be contained in the minutes of the meeting as prescribed by these Articles of Association.

Article 120	The chairman shall guarantee the veracity, accuracy and completeness of the minutes of the meeting. The directors, supervisors, board secretary, convener or their representative, chairman of the meeting shall sign on the minutes of the meeting. The minutes of meeting shall be kept together with the valid information such as the attendance register of the attending shareholders and the power of attorney of their proxies, the votes cast by way of internet and by other means shall be kept at the premises of the Company for a period ten years.

Article 121	The convener shall ensure that the continuity of the shareholders’ general meeting of until the final resolution is formed. Where the shareholders’ general meeting is suspended or no resolution can be made due to force majeure or any other special causes, necessary measures shall be taken to resume or directly terminate the shareholders’ general meeting, and an announcement shall be made in a timely manner. Meanwhile, the convener shall report this to the local office of the CSRC the stock exchange at the city where the Company is located.

Article 122	Resolutions of shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions.

To adopt an ordinary resolution, votes representing more than one half of the voting rights represented by the shareholders (including the proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

To adopt a special resolution, votes representing more than two thirds of the voting rights represented by the shareholders (including the proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

Shareholders (including the proxies) who attend the meeting shall expressly state their opinions for every matter to be determined by voting in one of the following options: For, Against, or Abstain.

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Voters whose ballots are incomplete, incorrectly completed or illegible shall be deemed as giving up their voting rights, thus the voting result in respect of their shares shall be counted as “Abstain”. When any shareholders (including proxy of any shareholders) shall abstain from voting or be limited to vote in favor of or against any designated resolution according to the relevant rules and regulations (including the listing rules of the relevant Exchange), any votes made by such proxy in contravention of the aforesaid regulation or limitation shall not be counted in the total number of voting shares.

Article 123	When voting at the shareholders’ general meeting, shareholders (including the proxies) may exercise their voting rights in accordance with the number of their voting shares and each share shall have one vote.

Shares held by the Company have no voting rights and these shares shall not count in the total number of voting shares represented at the meeting.

The Board of Directors, independent directors and shareholders who meet the relevant requirements may solicit from other shareholders their voting rights.

Article 124	The following issues shall be approved by vote on a poll under the voting supervisor ’s supervision at the shareholders’ general meeting:

(1)	Connected transactions;

(2)	Transactions that shall be approved by independent shareholders;

(3)	Options granted to major shareholders or independent directors or any of their associates; and

(4)	Any other transactions in which shareholders are materially interested and accordingly are required to refrain from voting at shareholders’ general meeting.

Notwithstanding the above regulations, unless a poll is demanded before or after any vote by show of hands, at any shareholders’ general meeting, a resolution shall be decided on a show of hands if not expressly required to be decided by a poll:

(1)	by the chairman of the meeting;

(2)	by at least two shareholders entitled to vote present in person or by proxy;

(3)	by one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the rights to vote at the meeting.

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Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

The demand for a poll may be withdrawn by the person who makes such a demand.

Article 125	A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.

Article 126	On a poll taken at a meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his votes in the same way.

Article 127	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to a casting vote.

Article 128	The following matters shall be resolved by an ordinary resolution at the shareholders’ general meeting:

(1)	Work reports of the Board of Directors and the supervisory committee;

(2)	Plans formulated by the Board of Directors for distribution of profits and for making up losses;

(3)	Removal of the members of the Board of Directors and members of the supervisory committee, their remuneration and method of payment;

(4)	Annual preliminary and final budget, balance sheet, profit and loss account and other financial statements of the Company;

(5)	Annual report of the Company;

(6)	Matters other than those specified by laws, administrative regulations or these Articles of Association to be resolved by special resolutions.

Article 129	The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1)	The increase or decrease in share capital and the issue of shares of any class, warrants and other similar securities of the Company;

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(2)	The issue of debentures of the Company;

(3)	The division, merger, dissolution and liquidation of the Company;

(4)	Amendments to these Articles of Association;

(5)	Repurchase of the Company’s shares;

(6)	The Company plans to purchase or sell major assets or provides a guarantee the amount of which within a year exceeds 30% of the Company’s latest audited total assets;

(7)	Share option scheme;

(8)	Any other matters as provided by laws, administrative regulations or these Articles of Association and considered by the shareholders’ general meeting by way of an ordinary resolution to be of a nature which may have a material impact on the Company and shall be adopted by a special resolution.

Article 130	Any external guarantee made by the Company shall be considered and approved by the Board. The following matters involving guarantees shall be approved at the shareholders’ general meeting after consideration and approval by the Board:

(1)	any guarantee to be provided where the aggregate amount of external guarantees made by the Company and its subsidiaries reaches or exceeds 50% of the latest audited net assets of the Company;

(2)	any guarantee to be provided for a party with a gearing ratio exceeding 70%;

(3)	any single guarantee, the amount of which exceeding 10% of the latest audited net assets of the Company;

(4)	any guarantee provided in favour of the shareholders, the beneficial controller or their respective related parties;

(5)	any guarantee to be provided where the aggregate amount of external guarantees provided by the Company reaches or exceeds 30% of the latest audited total assets of the Company;

(6)	any other guarantees which are subject to approval at the shareholders’ general meeting as stipulated by laws, rules and regulations, these Articles of Association and the listing rules of the stock exchange where the Company is listed;

Article 131	Annual general meetings or extraordinary general meetings held at the request of shareholders and the supervisory committee shall not adopt voting by way of written resolutions. Extraordinary general meetings held for other reasons may vote by way of written resolutions, except for the following matters:

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(1)	Increase or decrease in the Company registered capital;

(2)	Any issue of debentures by the Company;

(3)	Merger, division, dissolution and liquidation of the Company;

(4)	Any amendment to these Articles of Association;

(5)	Plan for distribution of profits and recovery of losses;

(6)	Appointment and removal of members of the Board of Directors and the supervisory committee;

(7)	Change in application of raised funds;

(8)	Connected transactions that shall be considered and examined by the shareholders’ general meeting;

(9)	Acquisition and disposal of assets that shall be considered and examined by the shareholders’ general meeting;

(10)	Change of accounting firms;

(11)	Other matters that shall not be voted by way of written resolutions as provided by these Articles of Association.

Article 132	The nominee list of Directors and Supervisors of the Company shall be submitted to the shareholders’ general meeting for resolution. The Board of Directors shall simultaneously provide shareholders with bibliographical details, basic information about and written undertakings of nominees of Directors and Supervisors.

Article 133	When the shareholders’ general meeting is examining and discussing a connected transaction, the connected shareholder shall not participate in the vote on the shares. His shares carrying the voting rights shall not be counted as valid votes in the total. The announcement on the resolutions passed by the shareholders’ general meeting shall fully disclose information regarding the voting of the independent shareholders. If under special circumstances, the connected shareholders cannot withdraw from the voting, they may vote in the normal course of proceeding after the Company has obtained the approval from the competent authorities provided that the Company shall give detailed explanation thereof in the announcement on the resolutions passed by the shareholders’ general meeting.

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Article 134

The accumulative voting system shall be promoted in the election of directors (including independent directors) and supervisors (excluding supervisors assumed by staff representatives) at the shareholders’ general meetings.

The accumulative voting system referred to herein means that, in the election of directors or supervisors at the general meeting, each share carrying voting right shall carry the same number of voting right as the number of directors or supervisors proposed to be elected, and the voting rights of the shareholders may be freely cast among the proposed directors and supervisors, either be separately cast in favour of a number of nominees or be collectively cast in favour of one nominee. As such, based on the number of votes that the nominated directors and supervisors have got and the number of directors or supervisors proposed to be elected, those who have got more votes shall be elected.

Article 135	Differential voting shall be applied upon election of the Directors and Supervisors in accordance with the accumulative voting system. The number of nominees shall be more than the proposed number of Directors and Supervisors.

Article 136	After issue of notice of shareholders’ general meeting by the Company about election of Directors and Supervisors, shareholders holding individually or in aggregate more than 1% of the voting shares of the Company may propose nominees of Directors and Supervisors before the shareholders’ general meeting for review by the Board of Directors before submission to shareholders’ general meeting for examination. Shareholders holding individually or in aggregate more than 1% of the voting shares of the Company may propose nominees of independent directors for approval by the Board of Directors before submission to a shareholders’ general meeting for consideration and approval.

Article 137	The independent directors shall be elected separately from other members of the Board of Directors in accordance with the accumulative voting system.

Article 138	Except for the accumulative voting system, the shareholders’ general meeting shall vote on all motions item by item, and shall vote on the motions in time sequence when various proposals are put forward for a single matter. Unless the shareholders’ general meeting is suspended or no resolution can be passed due to force majeure or any other special reasons, the shareholders’ general meeting shall not set aside or cast no vote on the motions.

Article 139	When a motion is put to discussion at the shareholders’ general meeting, no modification of the motion shall be made, or the relevant change shall be deemed as a new motion which shall not be voted at the meeting.

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Article 140	Before a resolution is voted on at a general meeting, two representatives of the shareholders shall be elected as vote counters and scrutinisers. Any shareholder who is interested in the matter under consideration and proxies of such shareholder shall not participate in vote counting or scrutinising.

When the shareholders are voting on the motions, lawyers, shareholder representatives and supervisory representatives shall count and scrutinise the votes jointly, and the voting result will be announced forthwith. Voting on the resolutions will be recorded in the minutes of meeting.

Shareholders or their proxies that vote on line shall have the right to check and inspect their voting results through the relevant voting system.

Article 141	The on site shareholders general meeting shall not end earlier than the online means or other means. The chairman of the meeting shall announce the voting and result of each of the motions, and announce whether they are approved according to the results.

Before the results are officially announced, all the on site related parties such as the listed companies, vote counters, vote scrutinisers, substantial shareholders and network service providers are obliged to keep the result confidential.

Article 142	The chairman of the meeting shall be responsible for determining whether a resolution is passed. His decision, which is final and conclusive, shall be announced at the meeting and recorded in the minutes of meeting.

Where online voting is provided at the shareholders’ general meeting of the Company concurrently, the number of votes by shareholders or their appointed representatives through online voting system of the shareholders’ general meeting shall be taken into the total number of votes of the shareholders’ general meeting together with the number of votes on site of the meeting and by other mean as specified.

Article 143	If the chairman of the meeting has any doubt as to the result of a resolution put to the vote of the meeting, he may have the votes counted. If the chairman of the meeting fails to have the votes counted, any shareholder who is present in person or by proxy and who objects to the result announced by the chairman of the meeting may demand that the votes be counted immediately after the declaration of the result, and the chairman of the meeting shall have the votes counted promptly.

Article 144	If votes are counted at a shareholders’ general meeting, the vote counting result shall be recorded in the minutes of the meeting.

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Article 145	Results of the resolution shall be announced timely, and the announcement shall contain the number of shareholders and proxies present, the total number of voting rights and the percentage of the voting rights to the total of voting shares of the Company, means of voting, the voting result for each motion and the details of each of the resolutions. Statistic counting and announcement shall be conducted on the attendance for domestic shareholders and foreign shareholders separately.

Article 146	For If the motion is not passed, or if the resolutions of the previous general meeting have been changed by the present shareholders’ general meeting, special highlight should be made in the announcement of the resolutions of the shareholders’ general meeting.

Article 147	When the shareholders’ general meeting has passed motions regarding cash distribution, bonus issue or conversion of capital common reserve into capital, the specific proposals will be implemented within two months after the close of the shareholders’ general meeting and all administrative approvals (if necessary) are obtained.

Article 148	The minutes of meeting together with the attendance register of the attending shareholders and the power of attorney of their proxies shall be kept at the premises of the Company.

Article 149	Copies of the minutes of meeting shall be available for inspection free of charge by shareholders during business hours of the Company. If a shareholder requests the Company for a copy of such minutes, the Company shall send a copy of such minutes to him within seven days after having received reasonable charges.

Article 150	Matters uncovered by these Articles of Association regarding the convening of shareholders’ general meeting, voting procedures and deliberation of proposals shall be handled in accordance with the relevant provisions of laws and regulations effective in the PRC.

CHAPTER 10  SPECIAL PROCEDURES FOR VOTING

BY A CLASS OF SHAREHOLDERS

Article 151	Those shareholders who hold different classes of shares are shareholders of different classes.

Apart from the holders of other classes of shares, the holders of Domestic Shares and holders of Overseas Listed Foreign Shares shall be deemed to be shareholders of different classes.

A class of shareholders shall, in accordance with laws, administrative regulations and these Articles of Association, enjoy rights and bear obligations.

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Article 152	Rights conferred on any class of shareholders in the capacity of shareholders (“class rights”) may not be varied or abrogated unless approved by a special resolution of shareholders in shareholders’ general meeting and by holders of shares of that class at a separate meeting conducted in accordance with Article 153 to 155.

Article 153	The following circumstances shall be deemed to be variation or abrogation of the rights of a class of shareholders:

(1)	To increase or decrease the number of shares of such class, or to increase or decrease the number of shares of a class having voting or equity rights or privileges equal or superior to those of the shares of such class;

(2)	To effect an exchange of all or part of the shares of such class into shares of another class or to effect an exchange or create a right of exchange of all or part of the shares of another class into the shares of such class;

(3)	To remove or reduce rights to accrued dividends or rights to cumulative dividends attached to shares of such class;

(4)	To reduce or remove a dividend preference or a liquidation preference attached to shares of such class;

(5)	To add, remove or reduce conversion privileges, options, voting rights, transfer or pre-emptive rights, or rights to acquire securities of the Company attached to shares of such class;

(6)	To remove or reduce rights attached to shares of such class to receive payment payable by the Company in particular currencies;

(7)	To create a new class of shares having voting or equity rights or privileges equal or superior to those of the shares of such class;

(8)	To restrict the transfer or ownership of the shares of such class or add to such restriction;

(9)	To issue rights to subscribe for, or convert into, shares in the Company of such class or another class;

(10)	To increase the rights or privileges of shares of another class;

(11)	To restructure the Company where the proposed restructuring will result in different classes of shareholders bearing a disproportionate burden of such proposed restructuring;

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(12)	To vary or abrogate the provisions of these Articles of Association.

Article 154	Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, shall nevertheless have the right to vote at class meetings in respect of matters concerning Clauses (2) to (8), (11) and (12) of Article 153, but interested shareholder(s) shall not be entitled to vote at class meetings.

The meaning of “interested shareholder(s)” as mentioned in the preceding paragraph is:

(1)	in the case of a repurchase of shares by offers to all shareholders on a pro rata basis or public dealing on a stock exchange under Article 38, a “controlling shareholder” within the meaning of Article 71;

(2)	in the case of a repurchase of share by an off-market contract under Article 38, a holder of the shares to which the proposed contract relates;

(3)	in the case of a restructuring of the Company, a shareholder within a class who bears less than a proportionate obligation imposed on that class under the proposed restructuring or who has an interest in the proposed restructuring different from the interest of shareholders of that class.

Article 155	Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who, according to Article 153, are entitled to vote at class meetings.

Article 156	Notice of a class meeting shall be given by way of announcement or by any other manner as provided in these Articles of Association (if necessary) not less than forty-five days (including forty-five days) before the date of the class meeting to notify all of the shareholders in the share register of the class of the matters to be considered, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply concerning attendance at the class meeting to the Company twenty days before the date of the class meeting.

If the number of shares carrying voting rights at the class meeting represented by the shareholders who intend to attend the meeting reaches more than one half of the voting shares at the class meeting, the Company may hold the class meeting; if not, the Company shall within five days notify the shareholders again by public notice of the matters to be considered, the date and the place for the class meeting. The Company may then hold the class meeting after such publication of notice.

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Article 157	Notice of class meetings need only be served on shareholders entitled to vote thereat.

Any meeting of a class of shareholders shall be conducted in a manner as similar as possible to that of shareholders’ general meetings. The provisions of these Articles of Association relating to the manner to conduct any shareholders’ general meeting shall apply to any meeting of a class of shareholders.

Article 158	Pursuant to the provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, in addition to other classes of shareholders, holders of Domestic Shares and holders of Overseas Listed Foreign Shares are deemed to be different class of shareholders.

Article 159	The special procedures for voting at any meeting of a class of shareholders shall not apply to the following circumstances:

(1)	Where the Company issues, upon the approval by special resolution of its shareholders in shareholders’ general meeting, either separately or concurrently once every twelve months, not more than 20% of each of its issued and outstanding Domestic Shares and Overseas Listed Foreign Shares;

(2)	Where the Company’s plan to issue Domestic Shares and Overseas Listed Foreign Shares at the time of its establishment is carried out within fifteen months from the date of approval by the Competent securities authority of the State Council.

CHAPTER 11  BOARD OF DIRECTORS

Article 160	The Company shall have a Board of Directors which is responsible to the shareholders’ general meetings. The Board of Directors shall comprise thirteen members, one of whom shall be the chairman. The chairman and the vice chairman shall be elected with the approval of more than half of all the directors.

A director shall not be required to hold any shares of the Company.

Article 161	The Board shall be responsible to the shareholders’ general meeting and shall exercise the following powers:

(1)	To be responsible for the convening of the shareholders’ general meeting and to report on its work to the shareholders’ general meeting;

(2)	To implement the resolutions of the shareholders’ general meetings;

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(3)	To decide on the Company’s business plans and investment plans;

(4)	To formulate the Company’s annual preliminary and financial budgets;

(5)	To formulate the Company’s profit distribution plan and plan for making up losses;

(6)	To formulate proposals for increases or decrease in the registered capital and the issue of debentures or other securities of the Company as well as listing of such securities of the Company;

(7)	To draw up plans for substantial acquisitions, purchase of the Company's shares or merger, division or dissolution and change in the form of the Company;

(8)	To decide on matters relating to the Company’s assets pledge, external guarantee, entrusted financial management, connected transaction etc. according to authorisation of shareholders’ general meeting;

(9)	To decide on the Company’s acquisition and sales of assets and risk investments;

(10)	To decide on the establishment of the Company’s internal management structure;

(11)	To appoint of dismiss the Company’s president, and pursuant to the president’s nominations to appoint or dismiss the vice president, the financial controller and other senior administrative officers of the Company and decide on their remunerations and rewards and punishments;

(12)	To establish the Company’s basic management system;

(13)	To formulate proposals for amendments to these Articles of Association;

(14)	To manage information disclosure of the Company;

(15)	To establish and implement effective internal control system of the Company;

(16)	To propose to the shareholders’ general meeting for the engagement or change of accounting firm for the audit work of the Company;

(17)	To receive the work report and to check the work of the president of the Company;

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(18)	To exercise any other powers conferred by these Articles of Association or the shareholders’ general meeting.

Except for resolutions of the Board of Directors in respect of the matters specified in Clauses (6), (7), (8) and (13) of this Article which shall be passed by more than two-thirds of all the directors, resolutions of the Board of Directors in respect of all other matters may be passed by more than one half of all the directors.

Article 162	The Board of Directors shall not, without the prior approval of shareholders in a shareholders’ general meeting, dispose of or agree to dispose of any fixed assets of the Company where the aggregate of the expected value of the consideration for the proposed disposal and the value of the consideration for any similar disposal of fixed assets in the four months immediately preceding the proposed disposal, exceeds 33% of the value of the Company’s fixed assets as stated in the last balance sheet placed before the shareholders’ general meeting.

A “disposal of fixed assets” as referred to in this Article includes an act involving the transfer of an interest in certain assets but does not include the provision of fixed assets by way of security.

Breach of the first paragraph of this Article shall not affect the validity of any transaction entered into by the Company in disposing of fixed assets.

Article 163	The Board of Directors shall explain to the shareholders’ general meeting regarding the non-standard auditors’ advice given by the chartered accountant in relation to the financial report of the Company.

Article 164	The Board of Directors shall formulate the rules of procedures of board meetings to ensure the implementation by the Board of Directors of the resolutions of the shareholders’ general meeting, the enhancement of work efficiency, and the guarantee of scientific decision making.

Article 165	The Board of Directors shall determine external investment, acquisition and sale of assets, asset pledge, external guarantee, entrusted financial management, scope of powers for connected transactions, establishment of stringent examination and decision making procedures; specialists or professional personnel shall be organised to assess and examine any material investment projects and such investment projects shall be submitted to the shareholders’ general meeting for approval.

Article 166	The Board of Directors shall perform its duties in accordance with State laws, administrative regulations, these Articles of Association and resolutions of the shareholders’ general meeting to.

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Article 167	The chairman of the Board of Directors shall exercise the following powers:

(1)	To preside over the shareholders’ general meeting, and to convene and preside over the meetings of the Board of Directors;

(2)	To check the implementation of board resolutions;

(3)	To sign the securities issued by the Company;

(4)	To exercise the powers of the legal representative;

(5)	To exercise special disposal powers that are in compliance with laws, administrative regulations and in the interests of the Company on matters of the Company in case of force majeure such as extraordinarily serious natural calamities, and provide post-event reports to the Board and the shareholders’ general meeting;

(6)	To exercise other powers vested by the Board.

The vice chairman shall assist the chairman of the Board of Directors. If the chairman of the Board of Directors is unable to exercise his power, he may designate a vice chairman to exercise such powers on his behalf.

Article 168	The vice chairman of the Company shall assist the chairman. Where the chairman is unable or fail to perform his duties, the vice chairman shall perform the duty on behalf of the chairman. Where the vice chairman is unable or fail to perform his duties, a majority of the directors may jointly elect one director to perform the duties.

Article 169	Board meetings shall be held at least twice every year and be convened by the chairman of the Board by serving notice of each Board meeting on all the directors by telex, telegram, facsimile, express delivery, registered mail personal delivery or other methods where delivery can be confirmed ten days before the date of the proposed meeting. A special board meeting may be held upon requisition by either the chairman, one third or more of the directors (including the one third), the supervisory committee or president of the Company.

Board meetings shall be held in principle at the place where the Company is located. It may be held at other places both at home and abroad upon resolution by the Board of Directors.

Article 170	A special board meeting shall be convened by the Board when it is

(1)	proposed by shareholders representing more than one tenth of voting rights;

(2)	proposed by one third or more of the directors;

(3)	proposed by the supervisory committee;

(4)	considered necessary by the Chairman of the Board of Directors;

(5)	proposed by more than half of the independent directors;

(6)	proposed by the General Manager;

(7)	requested to be convened by the securities regulatory organ.

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The Chairman of the Board of Directors shall convene and preside over a board meeting within ten days after receiving such proposal.

Article 171	Notice of meetings and special meetings of the Board of Directors shall be delivered by the means and at the times as follows:

(1)	No notice is required if the timing and venue of the meetings have been decided by the Board of Directors in advance.

(2)	If the Board of Directors has not decided the timing and venue of the meetings, the chairman shall, though the board secretary, deliver notices of the meetings to all directors and the chairman of the supervisory committee by email, telegraph, facsimile, express delivery service, registered mail or by specially-assigned person at least ten days before the meetings.

(3)	Such notices shall be in Chinese, with English version when necessary, and shall include the meeting agendas.

(4)	Where it is necessary to convene a special board meeting, a notice shall be given to all directors by telephone, telegraph or facsimile at least eight hours in advance.

Article 172	Notice of a board meeting shall contain:

(1)	the date and venue of the meeting;

(2)	the method for which the meeting is held and the duration of the meeting;

(3)	the matters to be discussed (the agendas);

(4)	the convener and the chairman of the meeting, the person who proposes the special board meeting and his/her written proposal;

(5)	the date of the notice. The materials necessary for the directors to vote in the meeting;

(6)	the request for the personal attendance of the directors or the attendance through the appointment of an alternate director;

(7)	the contact person and the method of contact.

Oral notice shall at least include the details of item (1) and (2) and the reason for convening an urgent special board meeting with short notice.

Article 173	Board meetings shall be held only if more than half of the directors are present. Each director shall have one vote. A resolution of the Board of Directors must be passed by more than half of all the directors.

Where the number of votes cast for and against a resolution is equal, the chairman of the Board of Directors shall have a casting vote.

Where a director (or his associate) is interested in any resolution proposed at a board meeting, such director shall abstain from voting and shall not have a right to vote. Such director shall not be counted in the quorum of the relevant meeting. Such directors also shall not vote on behalf of other directors. Board meetings may be convened by more than half of the directors who are not related. Resolutions of board meetings shall be passed by more than half of directors who are not related.

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When the Board of Directors votes on matters relating to connected transactions, in the event that the number of voting directors is less than three after unrelated directors abstain from voting, all directors (including unrelated directors) shall vote on the procedures for the connected transactions to be submitted to the shareholders’ general meeting for approval, and the relevant resolutions relating to such transactions shall be approved at the shareholders’ general meeting, while an announcement stating the opinions of independent directors shall be made separately.

Article 174	If any director who attends the meeting but has not stated before or upon attendance that he has not received the notice of the meeting, such director shall be deemed to have received the notice of the meeting.

Article 175	Any regular or special board meeting may be held by way of telephone conference or similar communication equipment so long as all directors participating in the meeting can clearly hear and communicate with each other. All such directors shall be deemed to be present in person at the meeting.

Article 176	For matters which need to be approved at a special board meeting, in lieu of convening a board meeting, a written resolution may be adopted by the Board if such resolution has been sent to all members of the Board and affirmatively signed and adopted by the number of directors necessary to make such a decision as stipulated in Article 173.

Article 177	Directors shall attend any board meeting in person. Where a director is unable to attend for some reasons, he or she may authorise in writing another director to attend the board meeting on his behalf. The instrument of proxy shall specify the name of the proxy, the matters to be authorised, scope of authorisation and the validity period, and the proxy shall sign on or affix a chop to such instrument. The director attending the meeting for another director shall exercise the rights of the latter director within the scope of authorisation. Any director who is unable to attend a particular board meeting and has not authorised a proxy to attend on his behalf shall be deemed as waiving the right to vote at that meeting.

Article 178	The Board of Directors shall keep minutes of its decisions on the matters considered. Directors attending the meeting and the person taking the minutes shall sign their names on the minutes of the meeting. Directors shall be responsible for the resolutions of the board meetings. Where a resolution of the board meetings violates laws, administrative regulations or Articles of Association and causes serious losses to the Company, the directors who took part in such a resolution shall be liable to compensate the Company. However, if a director can prove that he had expressed his opposition to such resolution when it was put to the vote, and such opposition is recorded in the minutes of the meeting, the director may be relieved of such liability.

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Article 179	The resolutions of all board meetings shall be recorded and filed in Chinese. The Board of Directors shall keep minutes of resolutions passed at board meetings. The minutes shall be signed by directors present at the meetings and presented to all directors for examination as soon as possible after the meetings. Any director who intends to amend the minutes shall within six working days after receiving the same submit his proposed amendments in written to the chairman.

Minutes of board meetings shall be kept as records of the Company for a period of ten years.

Article 180	The completed and approved minutes shall be signed by the chairman and the attending directors (including the proxies) and the board secretary. A complete copy of the minutes shall be sent to every director as soon as possible.

Article 181	The minutes of meetings shall contain the following information:

(1)	The date, venue and the name of the convener of the meeting;

(2)	Names of the directors attending the board meeting in person and as proxies;

(3)	Agendas of the meetings;

(4)	Summary of the statements made by the directors;

(5)	The method and result of voting for every resolution (with the number of votes for and against the resolution and the number of abstained votes.

Article 182	Directors of the Company are natural persons. A person shall be disqualified from being a director of the Company in any one of the following circumstances:

(1)	The individual has no capacity to undertake civil liabilities or restricted capacity to undertake civil liabilities;

(2)	A period of five years has not yet elapsed since the penalisation on conviction of corruption, bribery, unauthorised taking of properties, misappropriation of properties or disrupting social and economic order; or a period of five years has not yet elapsed since being deprived of political rights for commission of offences;

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(3)	A period of three years has not yet elapsed since the completion of the liquidation of any company or enterprise which was insolvent due to unsound business operation and management and where the person acted as a director, factory manager or manager of such company or enterprise and was personally liable for such insolvency;

(4)	A period of three years has not yet elapsed since revocation of the business license of a company or enterprise due to illegal business operations where the person was the legal representative of such company or enterprise and for which he was personally liable;

(5)	The person is personally liable for a substantial loan which was due for payment but remains unpaid;

(6)	The person has been involved in criminal offences subject to investigation by judicial authorities and the case has yet been settled;

(7)	The person is not eligible for acting in the leadership of a company or enterprise according to laws or administrative regulations;

(8)	The person is not a natural person;

(9)	A period of five years has not yet elapsed since the person was adjudged by the relevant governing authority to be guilty of contravention of provisions of securities regulations involving fraud or dishonesty;

(10)	Currently being barred by the China Securities Regulatory Commission from participating in the securities market;

(11)	Other stipulations of laws, administrative regulations rules or departmental rules.

Any election and appointment of directors in breach of this Article will be void. Any directors who fall within one of the above categories during their term of service will be removed by the Company.

Article 183	Directors shall be elected and replaced at the shareholders’ general meeting, with a term of office of three years. Directors (Including alternate directors) shall have a term commencing on the date of the resolutions of the shareholders’ general meeting and expiring upon conclusion of the tenure of the existing Board of Directors. Upon expiry of his term, a director shall be eligible for re-election.

Where no new appointment is made upon expiry of the term of a director, the original director shall, prior to the new director entering on the office, continue to perform his duties as a director in accordance with the provisions of laws, administrative regulations and these Articles of Association.

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President or other senior administrative officers shall serve the office of director concurrently. However, the total number of directors serving the office of president or other senior administrative officers concurrently and labour union representative holding the office of director shall not exceed half of the total number of directors of the Company.

Article 184	Directors shall be abided by laws, administrative rules and these Articles of Association, and owe to the Company the following faithful obligations:

(1)	Not to abuse their authority of office to obtain bribes or other illegal income and not to misappropriate the property of the Company;

(2)	Not to misappropriate the capital of the Company;

(3)	Not to deposit assets or capital of the Company in any accounts which are opened in their own name or in the names of other persons;

(4)	Not to act in violation of these Articles of Association and lend the Company’s capital to others or provide guarantee to others by charging the Company’s assets before obtaining consent at the shareholders’ general meetings or at board meetings;

(5)	Not to enter into contracts or transactions with the Company in violation of these Articles of Association or before obtaining consent in the shareholders’ general meeting;

(6)	Not to use their position to obtain for themselves or others business opportunities which originally belonged to the Company, or to run themselves or others business which is in the Company’s business line, before obtaining consent at the shareholders’ general meeting;

(7)	Not to gain for themselves commissions in transactions of the Company;

(8)	Not to disclose the secrets of the Company without consent;

(9)	Not to use their connections to hurt the interests of the Company;

(10)	To be bound by other obligations stipulated by laws, administrative regulations, departmental rules and these Articles of Association.

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Income which is obtained by any directors in violation of this Article shall be retained for the benefit of the Company. Any directors who act in violation of this Rule shall be liable for compensation for any losses caused to the Company.

Article 185	The directors shall be abided by laws, administrative rules and these Articles of Association, and owe to the Company the following diligence obligations:

(1)	They shall exercise the rights granted by the Company with care and diligence to ensure that the Company’s commercial activities are in compliance with laws, administrative rules and the requirements of all economic policies of the country and that its commercial activities have not gone beyond the scope stipulated in the business license;

(2)	They shall treat all shareholders equally;

(3)	They shall have a good knowledge of the Company’s business operation;

(4)	They are required to sign the written confirmation of the Company’s regular report. They shall ensure the information disclosed by the Company is true, accurate and complete;

(5)	They shall inform the supervisory committee of the truth and are not allowed to obstruct the supervisory committee or supervisors from exercising their powers;

(6)	They are bound by other diligence obligations stipulated by laws, administrative regulations, departmental rules and these Articles of Association.

Article 186	Directors shall be elected by the shareholders’ general meeting from the Board of Directors or candidates nominated by shareholders representing 5% (including the 5%) or more of the issued shares. At least seven days’ notice of nomination of a candidate for election as a director and particulars of such candidate shall be given to the Company, and such seven days period shall start no sooner than the first day after the date of giving the notice and end no later than seven days prior to the date of such shareholders’ general meeting.

The candidates for election as directors shall give at least seven days’ prior written confirmation to the Company, and such seven days period shall start no sooner than the day after the date of giving the notice and end no later than seven days prior to the date of such shareholders’ general meeting. The written confirmation shall indicate the willingness of the candidate to be nominated, and confirm that information of the candidate publicly disclosed are true and complete, that the candidate will faithfully discharge his duties as a director if he is elected.

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Where shareholders severally or jointly holding 5% or more of the voting rights or the supervisory committee of the Company propose any special resolutions for election of non-independent directors at the Company’s annual general meeting, written notice of the intention to propose a candidate for election as a director, notice by such candidate of his willingness to be elected and details and confirmation of the candidate shall be given to the Company not more than seven days prior to the date of the meeting appointed for such election. The seven days period shall start no sooner than the first day after the date of giving the notice and end no later than seven days prior to the date of such shareholders’ general meeting.

The chairman and the vice-chairman shall be elected and removed by more than one half of all the members of the Board of Directors. The term of office of each of the chairman and the vice-chairman is three years, renewable upon re-election.

The shareholders’ general meeting may by ordinary resolution remove any director before the expiration of his term of office (but without prejudice to such director ’s right to claim damages based on any contract) on the condition that all the relevant laws and administrative regulations are fully complied with.

A director is not required to hold shares of the Company.

Article 187	The election of directors shall be based on a cumulative voting system. During the election, each share held by shareholders attending the general meeting shall have the same voting rights as the number of director’s candidates. Each shareholder may cast all his votes to a single candidate or spread his votes among different candidates, provided that the cumulative votes cast shall not exceed the total number of votes held by that shareholder. The directors shall be elected according to the number of votes cast for them. The number of votes obtained by the director’s candidates shall exceed half of the voting rights represented by the persons attending the shareholders’ general meeting.

Article 188	A director who fails to attend in person and does not entrust other directors to attend two consecutive board meetings shall be deemed as unable to perform his duties. The Board of Directors shall propose to the shareholders’ general meeting to remove such director.

Article 189	A director may resign before the expiration of his term. The resigning director shall submit to the Board of Directors a notice of resignation. The Board of Directors shall disclose the relevant information within two days.

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If a director ’s resignation results in the number of directors constituting the Board of Directors to fall below the quorum, the notice of resignation of such directors shall become effective only when the vacancy arising from his resignation has been filled by a new director. The original director shall perform his duties as a director according to laws, administrative regulations and the relevant provisions of these Articles of Association. The Board of Directors consisting of the remaining directors shall convene an extraordinary general meeting as soon as possible to elect a new director to fill the vacancy arising from the resignation of such director. The power of the resigning director and the Board of Directors consisting of the remaining directors shall be subject to due restrictions until the shareholders’ general meeting has made a resolution in respect of the re-election of a director to fill the vacancy.

Where directors leave the Company before expiry of their terms of office, they shall compensate the Company for any losses arising from their unauthorised resignation.

Except the circumstances specified above, the resignation of a director shall become effective upon the notice of resignation is served to the Board of Directors.

Article 190	Upon the resignation taking effect or the expiry of the term of office of a director, such director shall duly complete all handover. The fiduciary duties owed by such director to the Company and the shareholders will not be released for certain before or within a reasonable period of time after the resignation takes effect and upon the expiry of his term of office. The obligation of confidentiality of such director in relation to the commercial secrets of the Company remains effective after the term of such director ends until such commercial secrets become public information. The continuity of other obligations shall be determined on the principle of fairness, and dependent on the length of time between the incident occurs and the resignation, as well as the conditions and circumstances under which the director terminates his relationship with the Company.

Article 191	Without stipulation by these Articles of Association or lawful authorisation by the Board of Directors, no director shall in his own name act for the Company or the Board of Directors. Where a director acts in his own name but a third party reasonably believes that such director is acting for the Company or the Board of Directors, such director shall declare in advance his position and status.

Article 192	Where an executive director violates any laws, administrative regulations, departmental rules or the provisions of these Articles of Association in the course of performing his duties and causes loss to the Company, such executive director shall be liable for compensation.

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Article 193	The Company shall have independent directors. The independent directors shall have no other position in the Company (other than as director of the Company), and shall not be in any relationship with the Company or its major shareholders that will impair their independent and objective judgment.

Article 194	One third or more of the members of the Board of Directors shall be Independent Directors, of which at least one independent director shall be an accounting professional. Independent directors shall carry out their duties honestly and faithfully, protect the Company’s interest and in particular prevent encroachment of the rights and interests of public shareholders.

Article 195	An independent director shall meet the following requirements:

(1)	He shall be qualified as a director of a listed company according to the laws, administrative rules and other relevant rules of the jurisdiction where the Company’s shares are listed;

(2)	He shall have the basic knowledge of operating a listed company, and is well acquainted with the relevant laws, administrative rules and other rules and regulations;

(3)	He shall have at least five years of experience in the legal or economic field, or other experience necessary for performance of his duties as an independent director;

(4)	Other conditions set forth in these Articles of Association.

Article 196	The following persons shall not be independent directors of the Company:

(1)	Persons who are employed by the Company or its subsidiaries, or direct and close relatives thereof (direct relatives mean spouses, parents, and offspring, and close relatives include siblings, father-in-law and mother- in-law, daughter-in-law and son-in-law, brother-in-law and sister-in-law, and the siblings of the spouses);

(2)	Natural persons who hold directly or indirectly more than 1% of the Company’s issued shares, or who are among the top ten shareholders of the Company, and direct relatives thereof;

(3)	Persons employed by company shareholders which hold directly or indirectly more than 5% of the issued shares of the Company or are among the top five shareholders of the Company, and direct relatives thereof;

(4)	Persons who fell under any of the above three categories in the past one year;

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(5)	Persons who provide financial, legal or consultation services to the Company or any of its subsidiaries;

(6)	Other persons specified in these Articles of Association;

(7)	Other persons specified by the China Securities Regulatory Commission.

Article 197	Independent directors owe a duty of fiduciary and diligence to the Company and its shareholders. They shall perform their duties in accordance with the relevant laws and regulations and these Articles of Association, and shall protect the interests of the Company and in particular prevent encroachment of the rights and interests of minority shareholders.

Independent directors shall perform their duties independently, shall not be influenced by the major shareholders, actual controllers or other interested entities and individuals, and shall ensure that they have sufficient time and ability in efficiently discharging their duties.

The Company shall make up for the required number of independent directors in accordance with regulations if any independent director does not satisfy the requirements of independence or such director cannot perform his duties and functions as an independent director, resulting in insufficient number of independent directors as required.

Article 198	Nomination, election and replacement of independent directors

(1)	The Board of Directors, the supervisory committee, and shareholder(s) who alone or jointly with other persons hold(s) more than 1% of the issued shares of the Company shall have the right to nominate candidates as independent directors, and the nominated candidates shall become independent directors by election at a shareholders’ general meeting.

(2)	The nominator shall have the approval of the proposed candidate for the nomination before making a nomination. The nominator shall have adequate knowledge of the profession, education, professional title and detailed work experience of the nominee as well as status of all his part-time jobs. The nominator shall also comment on the qualification and independence of the nominee as an independent director. The nominee shall make a public statement disclaiming any relationship between him and the Company that will affect his independent judgment. Before the shareholders meeting for the election of independent directors, the Company’s Board of Directors shall announce the above information in accordance with the relevant provisions.

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(3)	Before convening the shareholders’ general meeting for the election of independent directors, the Company shall submit the written opinion of the Board, and the relevant materials of all the nominees to the China Securities Regulatory Commission and its local office as well as the stock exchange at which the Company’s shares are listed. Dissenting opinions of the Board with regard to the nominees shall also be submitted. Nominees of independent directors objected by China Securities Regulatory Commission may be candidates of the directors of the Company but not as candidates of independent directors of the Company. At the shareholders’ general meeting for the election of independent directors, the Board of Directors shall make clear whether the nominees of independent directors are objected to by China Securities Regulatory Commission.

(4)	The terms of office of the independent directors are the same as those of other directors. Successive terms are allowed upon the expiration of the term, but may not be extended to more than six years.

(5)	An independent director who fails to attend in person two consecutive board meetings shall be deemed as unable to perform his duties and shall be replaced upon the proposal of the Board to the shareholders’ general meeting. An independent directors shall not be dismissed without a justification before the expiration of his term, unless the above condition or any of the conditions specifying the disqualification of a director under the Company Law has occurred. When an independent director is dismissed, the Company shall disclose the dismissal as a special disclosable matter and shall give reasons for the dismissal. The independent director may make a public statement if he thinks that such a dismissal is without justification.

(6)	Independent directors may resign before the expiration of their terms. A resigning independent director shall submit written resignation to the Board of Directors. The written resignation shall contain explanations on matters related to his resignation or any other matters which in his opinion, should be brought to the notice of the shareholders and creditors of the Company. If the resignation of an independent director results in the number of independent shareholders or the number of directors constituting the Board of Directors to fall below the quorum or the number required under these Articles of Association, the written resignation of such directors shall become effective only when the vacancy arising from his resignation has been filled by a new independent director. The Board of Directors shall convene a shareholders’ general meeting to re-elect an independent director within two months. If it is expected that no shareholders’ general meeting will be convene, the independent director may cease performing his duty.

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Article 199	Rights and obligations of independent Directors

(1)	To facilitate independent directors to perform their function more efficiently, the independent directors shall have the following special powers, in addition to having those powers granted by the Company Law and other relevant laws and regulations to directors:

1.	Approve connected transactions the aggregate consideration of which is in compliance with the relevant provisions of the existing listing rules and other supervisory regulation in places where the Company is listed and approve the engagement or disengagement of accounting firms before putting forward the same for discussion by the Board of Directors. Before the Independent Directors make a judgment, they may hire an intermediary to issue an independent financial adviser report, which forms the base of their judgments;

2.	Propose to the Board of Directors with respect to engaging or disengaging accounting firms;

3.	Propose to the Board of Directors with respect to the convening of extraordinary general meetings;

4.	Propose the convening of board meetings;

5.	Engage external auditing firms or consultancy firms;

6.	Publicly solicit and collect proxies before the convening of shareholders’ general meetings.

(2)	Independent directors shall obtain the consent of over half of all the independent directors in exercising any of the above powers, of which the power referred to in clause (1) (v) of this Article shall be agreed by all independent directors.

(3)	If any of the above proposals has not been adopted or if any the above powers cannot be exercised, the Company shall disclose the relevant information.

(4)	Apart from the powers of an ordinary director and the special powers of an independent director, an independent director shall comply with all provisions in respect of the obligations of a director set forth in these Articles of Association.

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Article 200	Independent directors shall provide their opinions on all the important matters of the Company.

(1)	In addition to the above obligations, independent directors shall provide their independent opinions to the Board of Directors or the shareholders’ general meeting on the following matters:

1.	Nomination, appointment and removal of directors;

2.	Appointment and dismissal of senior administrative officers;

3.	Remuneration of directors and senior administrative officers;

4.	Newly occurred transactions, loans and other forms of fund transfer between the Company and its shareholders, actual controllers or their affiliates, the aggregate amount of which is in compliance with the relevant provisions of the existing listing rules and other supervisory regulations in places where the Company is listed, and whether the Company has taken effective measures to collect the amounts due;

5.	Matters which may harm the interests of the minority shareholders;

6.	When the Board of Directors does not put forward a cash dividend plan;

7	Matters relating to security provided to external parties by the Company;

8.	Other matters provided by these Articles of Association.

(2)	The independent directors shall choose to provide any of the following opinions in respect of the above matters:

1.	Agree;

2.	Reserve opinion and the reasons therefor;

3.	Dissent and the reasons therefor;

4.	Unable to comment and the reasons therefor.

(3)	If the matters concerned fall under those which require disclosure, the company shall publicly disclose the opinions of the independent directors. If the independent directors cannot reach a consensus, the Company shall publicly disclose the opinions of each of the independent directors.

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Independent directors shall attend meetings of Board of Directors as scheduled, have an understanding of the production, marketing and operation situation of the Company, take initiative to conduct investigation and obtain the necessary information for making decision. Independent directors shall present their reports to the shareholders’ general meeting and explain how they performed their duties.

Article 201	To ensure that independent directors will be able to perform their duties efficiently, the Company shall provide the following to the independent directors:

(1)	The Company shall ensure that independent directors have the same right of access to information as its other directors. With regard to matters that require board decision, the Company shall serve notice on the independent directors in advance within the prescribed time, and provide sufficient materials. If the independent directors take the view that the materials are insufficient, they may request for supplementary information. When two or more independent directors take the view that the materials are insufficient or are inadequately explained, they may, in writing, jointly propose to the Board for a postponement of the Board meeting or for a postponement of determination of the matters concerned. Such proposal shall be adopted by the Board. Materials provided by the Company to independent directors shall be kept by the Company and the independent directors for at least five years.

(2)	The Company shall provide necessary working conditions to independent directors for the performance of their duties. The board secretary shall give independent directors the necessary assistance liaising with and coordinating the work of the independent directors, including (but not limited to) briefing them on the status of the Company and providing them with the relevant materials. The board secretary shall be responsible for handling the disclosure matters in connection with any independent opinions, proposal or written explanatory statements made or given by the independent directors which shall be disclosed.

(3)	The Company and its relevant personnel shall actively cooperate with the independent directors when the latter perform their duties, and shall provide accurate information to the independent directors and shall not refuse to do so, or prevent the independent directors from access to information or withhold any information, or interfere with the independent directors when they are discharging their duties, or hide information from the independent directors.

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(4)	The expenses incurred as a result of the engagement by the independent directors of professional institutions because of the performance of their duties shall be borne by the Company.

(5)	The Company shall pay appropriate subsidies to the independent directors. The rate of such subsidies shall be proposed by the Board and approved by the shareholders’ general meeting, and shall also be disclosed in the Company’s annual report.

Apart from the above subsidies, independent directors shall not take any extra and undisclosed interests from the Company or from its major shareholders, interested parties and other persons.

Article 202	The Company may set up several special committees according to the resolutions of shareholders’ general meeting (including strategy, audit, nomination, remuneration and evaluation, and independent board committees). Members of special committees shall all be directors. In the audit committee, the remuneration committee and the evaluation committee, the independent directors shall form the majority and shall be responsible for convening the committee meetings. In the auditing committee at least one independent director shall be an accounting professional.

Article 203	The special committees may engage intermediaries for professional advice, and the expenses incurred shall be borne by the Company.

Article 204	The special committees are accountable to the Board of Directors, and the proposals made by each of the special committees shall be submitted to the Board of Directors for examination and decision.

Article 205	The chief powers and functions of each special committee shall be determined in accordance with the relevant regulations of the place where the Company is listed.

CHAPTER 12 SECRETARY TO THE BOARD OF DIRECTORS

OF THE COMPANY

Article 206	The Company shall have a board secretary, who is a senior administrative officer of the Company.

Article 207	The board secretary of the Company shall be a natural person who has the requisite professional knowledge and experience, and shall be appointed by the Board of Directors. The primary responsibilities of the board secretary are:

(1)	to prepare for shareholders’ general meetings and board meetings;

(2)	to ensure that Company has maintain complete constitution documents and records;

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(3)	to ensure that the Company prepares and delivers in accordance with law those reports and documents required by competent authorities entitled thereto;

(4)	to ensure that the Company’s registers of shareholders are properly maintained, and that persons entitled to the Company’s records and documents are furnished with such records and documents without delay;

(5)	to arrange for information disclosure and other affairs.

Article 208	A director or other senior administrative officer of the Company may hold the office of board secretary concurrently. However, president, chief financial officer and the accountant(s) of the certified public accountant firm appointed by the Company shall not act as board secretary.

Provided that where the office of board secretary is held concurrently by a director and an act is required to be done by a director and a board secretary separately, the person who holds the office of director and board secretary may not perform the act in dual capacity.

CHAPTER 13 PRESIDENT OF THE COMPANY

Article 209	The Company shall have one president, who shall be appointed and dismissed by the Board of Directors. The term of office of the president is three years, which is the same as the Board of Directors, renewable upon re-election. The Company shall have a certain number of vice presidents who will assist the president in his work. The Board of Directors may decide that a member of the Board of Directors will concurrently act as the president.

Article 210	The president shall be accountable to the Board of Directors and exercise the following functions and powers:

(1)	To be in charge of the Company’s production, operation and management and to organise the implementation of the resolutions of the Board of Directors;

(2)	To organise the implementation of the Company’s annual business plan and investment plan;

(3)	To draft plans for the establishment of the Company’s internal management structure;

(4)	To establish the Company’s basic management system;

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(5)	To formulate basic rules and regulations for the Company;

(6)	To propose the appointment or dismissal of the Company’s vice president(s) and financial controller;

(7)	To appoint or dismiss management personnel other than those required to be appointed or dismissed by the Board of Directors;

(8)	Other powers conferred by these Articles of Association and the Board of Directors.

Article 211	The president may be present at meetings of the Board of Directors. The president has no voting rights at the board meetings unless he is also a director.

Article 212	The president and vice presidents, in exercising their functions and powers, shall act honestly and diligently in accordance with laws, administrative regulations, these Articles of Association and the requirements of the rules of working procedures of the Company’s president. The president and vice presidents shall not, in exercising their functions and powers, vary the resolutions of shareholders’ general meetings and Board meetings or exceed the scope of their authorities. In the event that president and vice presidents violate any laws, regulations and these Articles of Association resulting in losses to the Company, the Board of Directors shall pursue their legal liabilities.

Article 213	The president shall prepare the rules of working procedures for approval by the Board before implementation. The working procedures of president contain the following:

(1)	Requirements for the convening of, procedures for, and persons attending to the president meeting;

(2)	Respective duties and responsibilities and division of work of president and other senior administrative officers;

(3)	Scope of power of using the funds and assets of the Company and entering into material contracts, and the system of reporting to the Board and the supervisory committee;

(4)	Other matters deemed necessary by the Board.

Article 214	The president may resign before expiration of his term of office. The specific procedures and measures are subject to the related articles of the service contract between the president and the Company.

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Article 215	The Board of the Company appoints other senior administrative officers based on the nomination of the president.

Article 216	Article 182 of these Article of Association in relation to the eligibility of the directors also applies to other senior administrative officers; article 184 in relation to the fiduciary obligations of directors and clauses (4) to (6) of Article 185 concerning the diligence obligations also apply to the senior administrative officers of the Company.

Article 217	For loss borne by the Company due to the breach of laws, administrative regulations, departmental rules and these Articles of Association by the senior administrative staff in the course of performing their duties, the responsible person shall bear the liabilities.

CHAPTER 14 SUPERVISORY COMMITTEE

Article 218	The Company shall have a supervisory committee. The supervisory committee shall be composed of five supervisors, one of which shall be the chairman. The chairman of the supervisory committee is subject to election or removal with the consent of two thirds or more of the members of the supervisory committee. The chairman of the supervisory committee shall convene and preside over meetings of the supervisory committee. When the chairman of supervisory committee is unable or fails to perform this duties, a supervisor shall be elected by half or more of the supervisors to convene and preside over meetings of the supervisory committee.

Article 219	The supervisory committee shall comprise of representatives of shareholders and the Company’s staff and workers. Two of them shall be representatives of the staff and workers. Supervisors representing shareholders shall be elected by the shareholders’ general meeting from the supervisory committee or from the candidates nominated by shareholders representing over 5% (including 5%) of shares of the Company. Notice of nomination of candidates and the candidates’ written agreement to accept the nomination shall be sent to the Company seven days before the shareholders’ general meeting.

Except for supervisors for the first supervisory committee and supervisors represented by representatives of staff and workers, supervisors must be elected by shareholders (including shareholders’ proxies) representing half or more of the voting rights of the shareholders present at the shareholders’ general meeting.

Subject to the provision of the relevant laws and administrative regulations, the shareholders’ general meeting may by ordinary resolution remove any supervisor represented by a representative of shareholders before the expiration of his term of office (but without prejudice to such supervisor ’s right to claim damages based on any contract), provided that the shareholders’ general meeting may not remove the supervisor without just cause. Supervisors represented by representatives of staff and workers shall be elected and removed by the staff and workers of the Company democratically.

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Article 220	Meetings of the supervisory committee shall be held at least once every six months every year, and shall be convened by the chairman of the supervisory committee. Notice of meeting shall be sent to each supervisor in writing ten days before the meeting. The notice shall include the date, venue, duration, reasons and topics of the meeting and the date on which the notice is sent. If for any reason the meeting of the supervisory committee cannot be convened as scheduled, an announcement shall be made to explain the reasons.

A special meeting shall be convened by the supervisory committee when:

(1)	it is proposed by supervisors;

(2)	a resolution in violation of the laws, the regulations, the statutes, the provisions and requirements of the supervisory department, the Memorandum and Article of Association, the resolution of shareholders’ meeting and other relevant requirements is passed in the general meeting or in board meeting;

(3)	possible material damages to the Company or adverse impact to the market are caused by the inappropriate behavior of the director and the senior management;

(4)	the Company, the director, the supervisor or the senior management is sued by shareholders;

(5)	the Company, the director, the supervisor or the senior management is punished by the securities regulatory organ or is condemned by Shanghai Stock Exchange;

(6)	a request is made by the securities regulatory organ.

Article 221	The supervisory committee shall be accountable to entire shareholders and exercise the following functions and powers in accordance with law:

(1)	To examine the Company’s financial situation;

(2)	To check whether the directors, president and other senior administrative officers have violated any laws, administrative regulations and these Articles of Association in the course of performing their duties;

(3)	To demand rectification from the directors, president or other senior administrative officers when the acts of such persons are harmful to the Company’s interest;

(4)	To check the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the Board of Directors to the shareholders’ general meetings and, should any queries arise, to authorises in the name of the Company public certified accountants and practising auditors to re-examine the financial information;

(5)	To propose the convening of extraordinary general meeting;

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(6)	To represent the Company in negotiation with or bringing an action against a director;

(7)	To supervise the establishment and implementation of internal control by the Board of Directors;

(8)	Other functions and powers specified in these Articles of Association. Members of the supervisory committee shall attend as non-voting members at meetings of the Board of Directors.

Other functions and powers of the supervisory committee shall be determined in accordance with the laws and regulations of the place where the Company is listed.

Article 222	Method of discussion and voting procedures of the supervisory committee shall follow the rules of procedures of the supervisory committee. The rules of procedures of the supervisory committee, as an appendix of these Articles of Association, shall be drafted by the supervisory committee and approved by the shareholders’ general meeting.

Article 223	Resolutions of the supervisory committee shall be passed by two-thirds or more of all of its members.

Article 224	Notice of supervisory committee meetings shall contain:

(1)	the date and venue of the meeting;

(2)	the matters to be discussed (the agendas);

(3)	the convener and the chairman of the meeting, the person who proposes the special meeting and his/her written proposal;

(4)	the materials necessary for the supervisors to vote in the meeting;

(5)	the request for the personal attendance of the supervisors;

(6)	the contact person and the method of contact.

Oral notice shall at least include the details of item (1) and (2) and the reason for convening an urgent special supervisory committee meeting with short notice.

Article 225	The supervisory committee meetings shall keep minutes of meeting. Supervisors present at the meeting and the person taking the minutes shall sign on the meeting minutes. Supervisors can request to have the speech they make in the meeting recorded in the minutes. The meeting minutes of supervisory committee shall be safely and properly kept as an important file of the Company. The meeting minutes of supervisory committee shall be kept as a file of the Company for ten years.

Article 226	All reasonable fees incurred in respect of the employment of professionals such as lawyers, certified public accountants or practicing auditors by the supervisory committee in exercising its functions and powers shall be borne by the Company.

Article 227	Supervisors shall be elected and removed by the shareholders’ general meeting with a term of office of three years. Supervisors (including by-elected supervisors) shall have a term commencing on the date of the resolution of the shareholders’ general meeting or the staff and workers representative meeting and expiring upon conclusion of the tenure of the supervisory committee. Upon expiry of his term, a supervisor shall be eligible for re-election.

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Article 228	Supervisors shall carry out their duties honestly and faithfully in accordance with laws, administrative regulations and these Articles of Association. Supervisors shall not abuse their authority of office to obtain bribes or other illegal income and not to misappropriate the property of the Company.

Article 229	Where no re-election is made in time upon expiry of the term of a supervisor, or any supervisors resigns resulting in the number of members of the supervisory committee below the statutory number, the original supervisor shall, prior to a new supervisor entering on the office, continue to perform his duties as a supervisor in accordance with laws, administrative regulations and these Articles of Association.

Article 230	Supervisors shall ensure that the information disclosed by the Company is true, accurate and complete.

Article 231	Supervisors shall attend as nonvoting members meetings of the Board of Directors and have the right to inquire or put forward suggestions on resolutions of the Board of Directors.

Article 232	Supervisors shall not exploit their Connected Relationship with the Company to harm the interests of the Company. If they have violated such provision and caused damage to the company, they are liable for compensation.

Article 182 of these Article of Association in relation to the eligibility of the directors also applies to supervisors.

Article 233	Directors, president and other senior administrative officers of the Company shall not act concurrently as supervisors.

Article 234	Where a supervisor violates any laws, administrative regulations, departmental rules or the provisions of these Articles of Association in the course of performing his duties and causes loss to the Company, such supervisor shall be liable for compensation.

CHAPTER 15 QUALIFICATIONS AND DUTIES OF

THE DIRECTORS, SUPERVISORS, PRESIDENT AND OTHER SENIOR

ADMINISTRATIVE OFFICERS OF THE COMPANY

Article 235	A person may not serve as a director, supervisor, president and other senior administrative officers of the Company if any of the circumstances of Article 182 in these Articles of Association applies. Persons who hold positions other than directors in any entity of the controlling shareholders or beneficial controller shall not be appointed as senior management personnel of the Company. The personnel of the Company shall be independent from its controlling shareholders or beneficial controller. Any senior management personnel of the Company’s controlling shareholder who serves concurrently as a director of the Company shall ensure that he/she has sufficient time and effort to work for the Company.

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Article 236	The validity of an act of a director, president or other senior administrative officer on behalf of the Company is not, vis-a-vis a bona fide third party, affected by any irregularity in his office, election or any defect in his qualification.

Article 237	In addition to the obligations imposed by laws, administrative regulations or required by the listing rules of the stock exchange on which shares of the Company are listed, each of the Company’s directors, supervisors, president and other senior administrative officers owes a duty to each shareholder, in the exercise of the functions and powers of the Company entrusted to him:

(1)	Not to cause the Company to exceed the scope of business stipulated in its business license;

(2)	To act honestly in the best interests of the Company;

(3)	Not to expropriate in any guise the Company’s property, including but not limited to usurpation of opportunities advantageous to the Company;

(4)	Not to expropriate the individual rights of shareholders, including but not limited to rights to distribution and voting rights, save pursuant to a restructuring of the Company submitted to shareholders for approval in accordance with these Articles of Association.

Article 238	Each of the Company’s directors, supervisors, president and other senior administrative officers owes a duty, in the exercise of his powers and discharge of his obligations, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Company’s directors (including those intending to act as independent directors) shall take an active part in training in order to understand the rights, obligations and responsibilities as directors, learn about relevant laws and regulations and master relevant knowledge required of a director.

Article 239	Each of the Company’s directors, supervisors and any other senior administrative officers shall exercise his powers or perform his duties in accordance with the principle of fiduciary; and shall not put himself in a position where his duty and his interest may conflict. This principle applies to include but not limited to discharging the following obligations:

(1)	To act honestly in the best interests of the Company;

(2)	To exercise powers within the scope of his powers and not to exceed those powers;

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(3)	To exercise the discretion vested in him personally and not to allow himself to act under the control of another and, unless and to the extent permitted by laws, administrative regulations or with the informed consent of shareholders given in shareholders’ general meeting, not to delegate the exercise of his discretion;

(4)	To treat shareholders of the same class equally and to treat shareholders of different classes fairly;

(5)	Except in accordance with these Articles of Association or with the informed consent of shareholders given in shareholders’ general meeting, not to enter into any contract, transaction or agreement with the Company;

(6)	Without the informed consent of shareholders given in shareholders’ general meeting, not to use the Company’s property for his own benefit;

(7)	Not to exploit his position to accept bribes or other illegal income or expropriate the Company’s property by any means, including but not limited to opportunities advantageous to the Company;

(8)	Without the informed consent of shareholders given in shareholders’ general meeting, not to accept commissions in connection with the Company’s transactions;

(9)	To abide by these Articles of Association, perform his official duties faithfully and protect the Company’s interests, and not to exploit his position and power in the Company to advance his own private interests;

(10)	Not to compete with the Company in any way unless with the informed consent of shareholders given in shareholders’ general meeting;

(11)	Not to misappropriate the Company’s funds or lend such funds to others, not to open accounts in his own name or other names for the deposit of the Company’s assets and not to provide a guarantee for debts of a shareholder of the Company or other individual(s) with the Company’s assets;

(12)	Unless otherwise permitted by informed shareholders in shareholders’ general meeting, to keep in confidence information acquired by him in the course of and during his tenure and not to use the information other than in furtherance of the interests of the Company, save that disclosure of such information to the court or other governmental authorities is permitted if:

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1.	disclosure is made under compulsion of law;

2.	the interests of the public require disclosure;

3.	the interest of the relevant director, supervisor, president or other senior administrative officers require disclosure.

Article 240	Each director, supervisor, president and any other senior administrative officer of the Company shall not cause the following persons or institutions (“associates”) to do what he is prohibited from doing:

(1)	The spouse or minor child of that director, supervisor, president and other senior administrative officer;

(2)	A person acting in the capacity of trustee of that director, supervisor, president or other senior administrative officer or any person referred to in clause (1) of Article 240;

(3)	A person acting in the capacity of partner of that director, supervisor, president or other senior administrative officer or any person referred to in clauses (1) and (2) of Article 240;

(4)	A company in which that director, supervisor, president or other senior administrative officer, alone or jointly with one or more persons referred to in clause (1) to (3) of Article 240 and other directors, supervisors, president and other senior administrative officers have a de facto controlling interest;

(5)	The directors, supervisors, president and other senior administrative officers of the controlled company referred to in clauses (4) of Article 240.

Article 241	The fiduciary duties of the directors, supervisors, president and other senior administrative officers of the Company do not necessarily cease with the termination of their tenure. The duty of confidentiality in relation to trade secrets of the Company survives the termination of their tenure. Other duties may continue for such period as fairness may require depending on the time lapse between the termination and the act concerned and the circumstances under which the relationships between them and the Company are terminated.

Article 242	Except as provided in Article 69 hereof, a director, supervisor, president and any other senior administrative officer of the Company may be relieved of liability for specific breaches of his duty by the informed consent of shareholders given at a shareholders’ general meeting.

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Article 243	Where a director, supervisor, president and any other senior administrative officer of the Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, (other than his contract of service with the Company), he shall declare the nature and extent of his interests to the Board of Directors at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefor is otherwise subject to the approval of the Board of Directors.

Unless the interested director, supervisor, president and other senior administrative officer discloses his interests in accordance with this Article and the contract, transaction or arrangement is approved by the Board of Directors at a meeting in which the interested director, supervisor, president or other senior administrative officer is not counted in the quorum and has abstained from voting, a contract, transaction or arrangement in which that director, supervisor, president and other senior administrative officer is materially interested is avoidable at the instance of the Company except as against a bona fide party thereto acting without notice of the breach of duty by the interested director, supervisor, president or other senior administrative officer. For the purposes of this Article, a director, supervisor, president and other senior administrative officer of the Company is deemed to be interested in a contract, transaction or agreement in which an associate of him is interested.

Article 244	Where a director, supervisor, president and other senior administrative officer of the Company gives to the Board of Directors a general notice in writing stating that, by reason of the facts specified in the notice, he is interested in contracts, transactions or arrangements of any description which may subsequently be made by the Company, that notice shall be deemed for the purposes of the preceding Article to be a sufficient declaration of his interests, so far as the content stated in such notice is concerned, provided that such general notice shall have been given before the date on which the question of entering into the relevant contract, transaction or arrangement is first taken into consideration on behalf of the Company.

Article 245	The Company shall not in any manner pay taxes for or on behalf of a director, supervisor, president and any other senior administrative officer.

Article 246	The Company shall not directly or indirectly make a loan to or provide any guarantee in connect with the making of a loan to a director, supervisor, president and other senior administrative officer of the Company or of the Company’s holding company or any of their respective associates. However, the following transactions are not subject to such prohibition:

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(1)	The provision by the Company of a loan or a guarantee of a loan to a company which is a subsidiary of the Company;

(2)	The provision by the Company of a loan or a guarantee in connection with the making of a loan or any other funds to any of its directors, supervisors, president and other senior administrative officers to meet expenditure incurred or to be incurred by him for the purposes of the Company or for the purpose of enabling him to perform his duties properly, in accordance with the terms of a service contract approved by the shareholders in shareholders’ general meeting;

(3)	The Company may make a loan to or provide a guarantee in connection with the making of a loan to any of the relevant directors, supervisors, president and other senior administrative officers or their respective associates in the ordinary course of its business on normal commercial terms, provided that the ordinary course of business of the Company includes the lending of money or the giving of guarantees.

Article 247	A loan made by the Company in breach of Article 246 shall be forthwith repayable by the recipient of the loan regardless of the terms of the loan.

Article 248	A guarantee for repayment of loan provided by the Company in breach of Article 246 shall not be enforceable against the Company, unless:

(1)	the guarantee was provided in connection with a loan to an associate of any of the directors, supervisors, president and other senior administrative officers of the Company or of the Company’s holding company and at the time the loan was advanced the lender did not know the relevant circumstances; or

(2)	the collateral provided by the Company has been lawfully disposed of by the lender to a bona fide purchaser.

Article 249	For the purpose of the foregoing provisions of this Chapter, a “guarantee” includes an undertaking or property provided to secure the performance of obligations by the obligor.

Article 250	In addition to any rights and remedies provided by the laws and administrative regulations, where a director, supervisor, president or other senior administrative officer of the Company is in breach of his duties to the Company, the Company has a right to:

(1)	claim damages from the director, supervisor, president and other senior administrative officer in compensation for losses sustained by the Company as a result of such breach;

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(2)	rescind any contract or transaction entered into by the Company with the director, supervisor, president and other senior administrative officer or with a third party (where such third party knows or should know that there is such a breach of duties by such director, supervisor, president and other senior administrative officer);

(3)	demand an account of the profits made by the director, supervisor, president and other senior administrative officer in breach of his duties;

(4)	recover any monies received by the director, supervisor, president and other senior administrative officer which should otherwise have been received by the Company, including but not limited to commissions; and

(5)	request such director, supervisor, president and other senior administrative officer to return the interests accrued or may be accrued on the monies which should have been paid to the Company.

Article 251	The Company shall, with the prior approval of shareholders in shareholders’ general meeting, enter into a contract in writing with a director or supervisor wherein his emoluments are stipulated. The aforesaid emoluments shall include:

(1)	the emoluments in respect of his service as director, supervisor or senior administrative officer of the Company;

(2)	the emoluments in respect of his service as director, supervisor or senior administrative officer of any subsidiary of the Company;

(3)	the emoluments in respect of the provision of other services in connection with the management of the affairs of the Company and any of its subsidiaries;

(4)	the payment by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

Except under a contract entered into in accordance with the foregoing, no proceedings may be brought by a director or supervisor against the Company for the benefits due to him in respect of the matters mentioned in this Article.

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Article 252	The contract concerning the emoluments between the Company and its directors or supervisors should provide that in the event of a takeover of the Company, the Company’s directors and supervisors shall, subject to the prior approval of the shareholders in shareholders’ general meeting, have the right to receive compensation or other payment in respect of his loss of office or retirement. A takeover of the Company referred to in this paragraph means any of the following:

(1)	An offer made by any person to all the shareholders;

(2)	An offer made by any person with a view to the offeror becoming a “controlling shareholder” within the meaning of Article 70.

If the relevant director or supervisor does not comply with this Article, any sum so received by him shall belong to those persons who have sold their shares as a result of the acceptance of said offer. The expense incurred in distributing that sum pro rata amongst those persons shall be borne by the relevant director or supervisor and not paid out of that sum.

Article 253	With the approval of shareholders’ general meeting, the Company may buy liability insurance for directors, supervisors, president and other senior administrative officers of the Company with the exception of those liabilities resulting from violation of laws, regulations and these Articles of Association.

CHAPTER 16 FINANCIAL AND ACCOUNTING

SYSTEMS, PROFIT DISTRIBUTION AND

AUDITING

Article 254	The Company shall establish its financial and accounting systems in accordance with laws, administrative regulations and the PRC accounting standards formulated by the finance regulatory department of the State Council.

Article 255	At the end of each fiscal year, the Company shall prepare a financial report, which shall be examined and verified as provided by law.

(1)	Balance sheet;

(2)	Profit and loss statement;

(3)	Statement of financial changes;

(4)	Explanation of financial conditions;

(5)	Profit distribution statement.

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Article 256	During each accounting year, the Board of Directors of the Company shall place before the shareholders at every annual general meeting such financial reports as are required by any laws, administrative regulations or directives promulgated by competent regional and central governmental authorities to be prepared by the Company.

Article 257	The Company’s financial reports shall be made available for shareholders’ inspection at the Company twenty days before the date of every annual general meeting. Each shareholder shall be entitled to obtain a copy of the financial reports referred to in this Chapter.

The Company shall deliver or send to each shareholder of Overseas Listed Foreign Shares by prepaid mail at the address registered in the register of shareholders the said report not later than twenty-one days before the date of every annual general meeting.

Article 258	The financial statements of the Company shall, in addition to being prepared in accordance with the PRC accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the place outside the PRC where the Company’s shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in the financial statements. When the Company is to distribute its after-tax profits, the lower of the after-tax profits as shown in the two financial statements shall be adopted. According to the relevant laws and regulations, profit distribution by the Company shall be based on the distributable profit of its parent company (non-consolidated statements).

Article 259	Any interim results or financial information published or disclosed by the Company must also be prepared and presented in accordance with the PRC accounting standards and regulations, and also in accordance with either international accounting standards or that of the overseas place where the Company’s shares are listed.

Article 260	The Company shall publish its quarterly financial report, interim financial report and annual financial report every fiscal year. The quarterly reports shall be prepared within thirty days after the first quarter and the third quarter, respectively. The interim report shall be published within sixty days after the first six months of the fiscal year and the annual report shall be published within 120 days after the expiration of the fiscal year.

Article 261	The Company shall not keep accounts other than those provided by law. Assets of the Company shall not be deposited in an account maintained in the name of any individual.

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Article 262	The Company’s after-tax profit shall be distributed in accordance with the following order:

(1)	Making up for losses;

(2)	Allocation to the statutory common reserve fund;

(3)	Allocation to the discretionary common reserve fund;

(4)	Payment of dividends in respect of ordinary shares.

The Board of Directors shall, in accordance with the laws and administrative regulations of the State (if any) and the Company’s operation and development requirements, determine the specific proportions of profit distributions in clauses (3) to (4) of Article 262 and submit its determination to the shareholders’ general meeting for approval.

Article 263	When distributing each year’s after-tax profits, the Company shall set aside 10% of such profits for the Company’s statutory common reserve fund, except where the accumulated balance of the said fund has reached 50% of the Company’s registered capital.

Where the balance of the Company’s statutory common reserve fund is insufficient to make up for the losses incurred in the previous year, the Company shall apply the current year’s profits to recover such losses before allocating any such profits to the statutory common reserve fund as aforementioned.

After the Company has allocated its after-tax profits to the statutory common reserve fund, it may, with the approval of the shareholders by way of resolution in a shareholders’ general meeting, further allocate its after-tax profits to the discretionary common reserve fund.

After the Company has recovered its losses and made allocations to its common reserve fund, the remaining profits shall be distributed to the shareholders in proportion to their respective shareholdings, except where distribution by such proportion is not required under these Articles of Association.

Where the profit is distributed to the shareholders by the general meeting or the Board of Directors before making-up for losses and transfer to the statutory common reserve in violation of the above provisions, the profit so illegitimately distributed shall be returned to the Company.

No profit shall be distributed in respect of the shares held by the Company.

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Article 264	Capital common reserve fund includes the following:

(1)	Premium on shares issued at a premium price;

(2)	Any other income designated for the capital common reserve fund by the regulations of the finance regulatory department of the State Council.

Article 265	The common reserve fund of the Company shall be applied to make up losses, expand the Company’s production and operation or increase the Company’s capital. However, capital common reserve fund shall not be used to make up losses.

When the Company converts its common reserve fund into its capital upon a resolution adopted in shareholders’ general meeting, the Company shall either distribute new shares in proportion to the shareholders’ number of shares, or increase the par value of each share, provided, however, that when the statutory common reserve fund is converted to capital, the balance of the statutory common reserve fund may not fall below 25% of the registered capital.

Article 266	Dividends shall be distributed in accordance with the proportion of shares held by shareholders.

Unless otherwise resolved by the shareholders’ general meeting, the Company may, apart from distributing annual dividends, distribute interim dividends by its Board of Directors acting under the power conferred by the shareholders’ general meeting. Unless otherwise stipulated by laws or administrative regulations, the amount of interim dividends distributed shall not exceed 50% of the distributable profits as stated in the interim profits statement of the Company.

Article 267	(1) Procedures for decision-making on profit distribution by the Company: After the end of each accounting year, the board of directors shall propose a profit distribution plan and the independent directors shall express their independent opinions thereon. After which the profit distribution plan shall be proposed to the general meeting for voting. Implementation of the profit distribution plan shall be subject to completion of administrative and approval procedures (if required).

(2) If the Company records a profit for the reporting period and the balance of unallocated profit is positive but no cash dividends plan has been proposed, the Company shall provide an internet voting platform for shareholders.

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(3) The supervisory committee of the Company shall monitor the execution of profit distribution policy and the planning and decision-making procedures for shareholder return carried out by the board of directors and the management. In formulating the profit distribution policy of the Company, the opinions and requests of the shareholders, especially those of the minority shareholders, shall be extensively consulted, and the concerns of minority shareholders shall be addressed in a timely manner.

(4) The Company shall disclose in details its formulation and implementation of cash dividends policy in its regular published reports; should there be any adjustment or change to the cash dividends policy, detailed descriptions shall be provided on the regulatory compliance regarding the conditions and procedures for such adjustment orchange. If the Company records a profit for the year and the balance of unallocated profit is positive but no cash dividends plan has been proposed, the Company shall, in its annual report, describe in details the reason for not proposing a cash dividends, as well as the purpose and usage plan for cash retained in the Company that is not distributed as cash dividends.

(5) In the event that the profit distribution policy needs to be adjusted by reason of promulgation of new requirements on the profit distribution policy of listed companies by PRC laws and regulations and securities regulatory authorities, or due to significant changes of external operating environment or operating condition of the Company, for the purpose of protecting the interests of the shareholders, the directors of the Company shall carefully examine and describe the reasons for such adjustment and strictly follow the decision-making procedures. In the event of amendments to the profit distribution policy of the Company, the board of directors shall consider the revised plan and the independent directors shall express their independent opinions thereon. Such amendments shall be disclosed to the public upon consideration and approval at the general meeting by more than two-thirds of the shareholders present at the meeting.

Article 268	The Company adopts the following profit distribution policy:

(1) Principles of profit distribution by the Company: Provided that the long-term and sustainable development of the Company are ensured, the profit distribution policy of the Company should pay close attention to ensuring a reasonable return of investment to investors and establishing a firm intention of rewarding the shareholders, and such profit distribution policy should maintain its continuity and stability.

(2) Ways of profit distribution by the Company: The Company may distribute dividends by way of cash, a combination of cash and shares or in other reasonable manners in compliance with laws and regulations.

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(3) Conditions and proportion of distribution of cash dividends by the Company: Conditional upon the Company being profitable for the year and after allocation to the statutory common reserve fund and discretionary common reserve fund as required, and there are no exceptional matters including material investment plans or material cash outflows (material investment plans or material cash outflows refer to proposed external investments, acquisition of assets or purchase of equipment in the coming 12 months that in aggregate constitute expenditure exceeding 30% of the net assets of the Company as shown in the latest audited consolidated statements) and there has not incurred any material losses (losses in the amount exceeding 10% of the net assets of the Company as shown in the latest audited consolidated statements), the Company shall distribute cash dividends out of profit in an amount not less than 10% of the distributable profit for the year (i.e. profit realized for the year after making up for losses and allocation to reserve fund). The accumulated payment of dividend by way of cash for the last three years may not be less than 30% of the Company’s average distributable profit for the last three years. The accumulated payment of dividend by way of cash for the coming three years may not be less than 30% of the Company’s average distributable profit for such three years.

(4) Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall in principle distribute profit on an annual basis, and interim profit may also be distributed based on the profitability and capital requirement conditions of the Company.

(5) Conditions of profit distribution by way of share dividends: Provided that the minimum proportion of distribution of cash dividends is met and reasonable scale of share capital and shareholding structure of the Company are ensured, and with particular attention paid on keeping the steps of capital expansion in pace with the growth in operation results, if there are special circumstances which prevent distribution by way of cash, the Company may consider distributing profit by way of share dividends as a return to investors after consideration of its profitability and cash flow position and performance of the procedures required by the Articles. Where the Company made a payment of dividend satisfied by an allotment of new shares or completed conversion of capital common reserve fund into capital, the Company may elect not to distribute dividend by way of cash in the same year, and that year is not counted in the three years as stated above in this Article.

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Article 269	Upon resolution on the profit distribution plan or the resolution on the proposed bonus share issue by way of conversion of capital reserve is approved at the shareholders’ general meeting, the Board of Directors shall complete the subject matters within two months after consideration and approval by the general meeting and all administrative approvals (if necessary) are obtained.

Article 270	The Company shall, in accordance with the PRC tax law, withhold and make payments on behalf of shareholders in respect of their tax payable on their dividends income.

Article 271	The Company shall appoint on behalf of the holders of the Overseas Listed Foreign Shares receiving agents to receive on behalf of such shareholders dividends declared and all other monies owing by the Company in respect of their shares. The receiving agents appointed by the Company shall comply with the relevant requirements of the law of the place and relevant regulations of the stock exchange where the Company’s shares are listed. The receiving agents appointed on behalf of holders of Overseas Listed Foreign Shares listed in Hong Kong (H Shares) shall be a company registered as a trust company under the Trustee Ordinance of Hong Kong.

Article 272	Dividends or other payments declared by the Company to be payable to holders of Domestic Shares shall be declared and calculated in RMB, and paid in RMB; and those payable to holders of Overseas Listed Foreign Shares shall be declared and calculated in RMB, and paid in the local currency at the place where such Overseas Listed Foreign Shares are listed (if there is more than one place of listing, then the principal place of listing as determined by the Board of Directors). The conversion formula of foreign currency is as follows:

Conversion price of dividends or other sums to holders in foreign currency	=	Dividends or other sums to holders in RMB
The mean of the exchange rates for each unit of the foreign currency against RMB as announced by the People’s Bank of China for the calendar week preceding the date on which such dividends or other sums to holders are declared by the Company

Article 273	The Company shall implement an internal audit system, and shall establish an internal audit department or retain auditors to conduct internal audit of its income and expenditure and financial activities under the supervision of the supervisory committee.

Article 274	The internal audit system and the terms of reference of the auditors are implemented under the approval of the Board. The auditors are required to report to the Board.

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CHAPTER 17 APPOINTMENT OF ACCOUNTANT FIRM

Article 275	The Company shall appoint an independent accountant firm which is qualified under the relevant regulations of the State to audit the Company’s annual report and review the Company’s other financial reports.

The first accountant firm of the Company may be appointed by the inaugural meeting of the Company before the first annual general meeting. The accountant firm so appointed shall hold office until the conclusion of the first annual general meeting.

If the inaugural meeting fails to exercise its powers under the preceding paragraph, those powers shall be exercised by the Board of Directors.

Article 276	The accountant firm appointed by the Company shall hold office from the conclusion of the annual general meeting until the conclusion of the next annual general meeting, and the appointment may be renewed.

Article 277	The accountant firm appointed by the Company shall have the following rights:

(1)	A right to inspect the books, records and vouchers of the Company at any time, the right to require the directors, president, vice president or other senior administrative officers of the Company to supply relevant information and explanation;

(2)	A right to require the Company to take all reasonable steps to obtain from its subsidiaries such information and explanation as are necessary for the purpose of discharging its duties;

(3)	A right to attend shareholders’ general meetings and to receive all notices of, and other communications relating to, any shareholders’ general meeting which any shareholder is entitled to receive, and to speak at any shareholders’ general meeting in relation to matters concerning its role as the Company’s accountant firm.

Article 278	The company shall provide true and complete accounting evidences, books, financial and accounting reports and other accounting data to the accountant it hires without any refusal, withholding and false information.

Article 279	If there is a vacancy in the position of auditor of the Company, the Board may engage an accounting firm to fill such vacancy before the convening of the shareholders’ general meeting. Any other accountant firm which has been engaged by the Company may continue to act during the period during such a vacancy exists.

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Article 280	Notwithstanding the stipulations in the contract between the Company and the accountant firm, the shareholders in shareholders’ general meeting may by ordinary resolution remove an accountant firm before the expiration of its term of office, but without prejudice to the firm’s right to claim, if any, for damages in respect of such removal.

Article 281	The remuneration of an accountant firm or the manner in which such firm is to be remunerated shall be determined by the shareholders in shareholders’ general meeting. The remuneration of an accountant firm appointed by the Board of Directors shall be determined by the Board of Directors.

Article 282	The Company’s appointment, removal and non-reappointment of an accountant firm shall be resolved upon by shareholders in shareholders’ general meeting. The resolution of the shareholders’ general meeting shall be filed with the securities governing authority of the State Council.

Where it is proposed that any resolution be passed at a shareholders’ general meeting concerning the appointment of an accountant firm which is not an incumbent firm to fill a casual vacancy in the office of the accountant firm, re-appointment of a retiring accountant firm which was appointed by the Board of Directors of the Company to fill a casual vacancy, or removal of the accountant firm before the expiration of its term of office, the following provisions shall apply:

(1)	A copy of the proposal shall be sent before notice of meeting is given to the shareholders to the accountant firm proposed to be appointed or proposing to leave its post, or the accountant firm which has left its post in the relevant fiscal year (leaving includes leaving by removal, resignation and retirement).

(2)	If the accountant firm leaving its post makes representations in writing and requests the Company to notify such representations to the shareholders, the Company shall (unless the representations are received too late):

1.	in any notice of the resolution given to shareholders, state the fact of the representations having been made; and

2.	deliver a copy of the representations to each shareholder who is entitled to receive the notice of shareholders’ general meeting.

(3)	If the accountant firm’s representations are not sent in accordance with clause (2) of Article 281, the relevant accountant firm may (in addition to its right to be heard) require that the representations be read out at the meeting.

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(4)	An accountant firm which is leaving its post shall be entitled to attend:

1.	the shareholders’ general meeting at which its term of office would otherwise have expired;

2.	any shareholders’ general meeting at which it is proposed to fill the vacancy caused by its removal;

3.	any shareholders’ general meeting convened on its resignation.

An accountant firm which is leaving its post shall be entitled to receive all notices of, and other communications relating to, any such meetings, and to speak at any such meetings in relation to matters concerning its role as the former accountant firm of the Company.

Article 283	Prior to the removal or the non-renewal of the appointment of the accountant firm, notice of such removal or non-renewal shall be given to the accountant firm and such firm shall be entitled to make representation at the shareholders’ general meeting. Where the accountant firm resigns its post, it shall make clear to the shareholders’ general meeting whether there has been any impropriety on the part of the Company.

An accountant firm may resign its office by depositing at the Company’s legal address a resignation notice which shall become effective on the date of such deposit or on such later date as may be stipulated in such notice. Such notice shall include the following:

(1)	A statement to the effect that there are no circumstances connected with its resignation which it considers should be brought to the notice of the shareholders or creditors of the Company; or

(2)	A statement of any such circumstances.

Where a notice is deposited as mentioned in the preceding paragraph, the Company shall within fourteen days send a copy of the notice to the relevant governing authority. If the notice contains a statement under clause (2) of Article 282, a copy of such statement shall be placed at the Company for the inspection of shareholders. The Company shall also send a copy of such statement by prepaid mail to every holder of Overseas Listed Foreign Shares at the address registered in the register of shareholders.

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Where the accountant firm’s notice of resignation contains a statement of any circumstance which should be brought to the notice of the shareholders or creditors of the Company, it may require the Board of Directors to convene an extraordinary general meeting for the purpose of receiving an explanation of the circumstances connected with its resignation.

CHAPTER 18 CAPITAL FLOW BETWEEN THE COMPANY AND ITS RELATED

PARTIES AND EXTERNAL GUARANTEE PROVIDED BY THE COMPANY

Article 284	Fund transactions between the Company and controlling shareholders and other related parties shall be subject to the following regulations:

(1)	Use of funds of the Company shall be strictly limited during transaction of operating funds between the Company and controlling shareholders and other related parties. Controlling shareholders and other related parties shall not request the Company to pay for their salaries, benefits, insurance and advertisement during the period, nor shall the parties undertake any cost or other outgoings for each other.

(2)	The Company shall not directly or indirectly provide funds for use by controlling shareholders or other related parties by:

1.	lending the Company’s funds with or without consideration for use by controlling shareholders or other related parties;

2.	assignment of loans for related parties through banks or non- banking financial bodies;

3.	entrusting controlling shareholders or other related parties to carry out investments;

4.	issuance of commercial acceptance notes without real transactions background for controlling shareholders or other related parties;

5.	repaying debts for controlling shareholders or other related parties;

6.	other means as prohibited by China Securities Regulatory Commission.

(3)	During auditing work for the Company’s annual financial reports, the certified public accountants shall, based on the aforesaid regulations, present their specific explanation on particulars of the usage of fund of the Company by controlling shareholders or other related parties, while the Company shall accordingly publish the specific explanation.

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Article 285	All directors of the Company shall perform due diligence on and strictly control liability risks incurred as a result of external guarantee, and shall by law accept related liability for loss arising from contravening or improper external guarantee. Controlling shareholders and other related parties shall not force the Company to provide guarantee to others.

Article 286	The Company shall provide external guarantee (including assets pledge) based on the principles of fairness, willingness, sincerity and mutual benefits. The procedure for approval of external guarantee provided by the Company is as follows:

(1)	As required by the PRC laws and regulations and the listing rules of stock exchange in the place where the Company’s shares are listed, the Company’s external guarantee shall be subject to written consent by two thirds of all members of the Board of Directors or approval from shareholders’ general meetings. Scope of authority of the Board of Directors is provided in the Company’s “Rules of Procedures for Board of Directors”;

(2)	Prior to decision on provision of guarantee to external parties (or before it is submitted to the shareholders’ general meeting for voting), the Board of Directors of the Company shall be well informed of particulars of the debtors, and completely analyse and fully disclose in the relevant announcements the benefits and risks from such guarantee;

(3)	When a resolution in relation to external guarantee is to be passed at the shareholders’ general meeting or by the Board of Directors, any shareholders or directors that have a conflict of interests with such guarantee shall abstain from voting;

(4)	Where the Company provides guarantee to any external parties, counter guarantee or other preventive measures shall be sought from the secured party who in turn shall be able to undertake the counter guarantee;

(5)	The Company shall duly perform its duty to strictly disclose information on external guarantee according to the relevant provisions of listing rules and these Articles of Association, and shall truthfully provide all information relating to external guarantee of the Company to the certified public accountants;

(6)	The Company’s independent directors shall in the annual report present specific explanation and independent opinions on the Company’s accumulated and current external guarantee and implementation of regulations as referred above.

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Article 287	Consideration and approval in the general meeting is required for the following external guarantees provided by the Company:

(1)	Guarantee which is given after the total amount of the external guarantee provided by the Company and its controlling subsidiaries exceeds 50% of net assets as shown in its latest audited consolidated financial statement;

(2)	Guarantee which is given after the total amount of external guarantees given by the Company which is equal to or exceed 50% of the latest audited total assets of the Company;

(3)	Guarantee which is provided in favour of an object which has an asset to liability ratio exceeding 70%;

(4)	Guarantee of which the single guarantee amount exceeds 10% of the latest audited net assets of the Company;

(5)	Guarantee which is provided to shareholders, Actual Controller and their respective connected persons;

(6)	Any guarantee that exceeds the approval limit of the Board of Directors.

CHAPTER 19 INSURANCE

Article 288	The types of coverage, the insured amounts and periods of the Company’s insurance shall be decided at a board meeting based on the circumstances of the Company and the practices of similar industries in other countries and the practice and legal requirements in China.

CHAPTER 20 LABOUR AND PERSONNEL MANAGEMENT SYSTEMS

Article 289	The Company shall, in accordance with the relevant provisions of the Labor Law of People’s Republic of China and other relevant laws or regulations of the State, formulate its labor and personnel management systems, which shall be appropriate to its particular circumstances.

CHAPTER 21 TRADE UNION

Article 290	The Company shall establish trade union organisations and organise staff and workers to carry out trade union activities in accordance with the Trade Union Law of the People’s Republic of China.

The Company shall allocate funds to the trade union in accordance with the Trade Union Law of the People’s Republic of China. Such fund shall be used by the trade union of the Company in accordance with the “Measures for the Management of trade Union Funds” formulated by the All China Federation of Trade Unions.

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CHAPTER 22 MERGER AND DIVISION OF THE COMPANY

Article 291	In the event of the merger or division of the Company, a plan shall be presented by the Company’s Board of Directors and shall be approved in accordance with the procedures stipulated in Articles of Association before processing the relevant examining and approving formalities as required by law. A shareholder who objects to the plan of merger or division shall have the right to demand the Company or the shareholders who consent to the plan of merger or division to acquire that dissenting shareholder ’s shareholding at a fair price. The contents of the resolution of merger or division of the Company shall be made into special documents for shareholders’ inspection.

Such special documents shall be sent by mail to holders of Overseas Listed

Foreign Shares.

Article 292	The merger of the Company may take the form of either merger by absorption or merger by the establishment of a new company.

A company that absorbs other company is known as merger by absorption whereby the company being absorbed shall be dissolved. The merger of two or more companies by the establishment of a new company is known as merger by the establishment of a new company whereby the merged companies shall be dissolved.

In the event of a merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten days of the date of the Company’s merger resolution and shall publish a public notice in a newspaper at least three times within thirty days of the date of the Company’s merger resolution to merge. A creditor has the right within thirty days of receiving such notice from the Company or, for creditors who do not receive the notice, within forty-five days of the date of the first public notice, to demand that the Company repay its debts to that creditor or provide a corresponding guarantee for such debt. Where the company fails to repay its debts or provide corresponding guarantee for such debts, it may not be merged.

After the merger, rights in relation to debtors and indebtedness of each of the merged parties shall be assumed by the company which survives the merger or the newly established company.

Article 293	When the Company is divided, its assets shall be split up accordingly.

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In the event of division of the Company, the parties to such division shall execute a division agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten days of the date of the Company’s resolution to divide and shall publish a public notice in a newspaper at least three times within thirty days of the date of the Company’s resolution to divide. A creditor has the right within thirty days of receiving such notice from the Company or, for creditors who do not receive the notice, within forty-five days of the date of the first public notice to demand that the Company repay its debts to that creditor or provide a corresponding guarantee for such debt. Where the Company fails to repay its debts or provide corresponding guarantees for such debts, it may not be divided.

Debts of the Company prior to division shall be jointly assumed by the companies which exist after the division, except provided otherwise in the agreement reached between the Company and the creditors relating to the repayment of debt before the division.

Article 294	Changes in registration particulars of the companies caused by merger or division must be registered with the companies registration authorities in accordance with law. Cancellation of a company shall be registered in accordance with the law when a company is dissolved. Incorporation of a company shall be registered when a new company is incorporated in accordance with law.

CHAPTER 23 DISSOLUTION AND LIQUIDATION OF THE COMPANY

Article 295	The Company shall be dissolved and liquidated upon the occurrence of any of the following events:

(1)	A resolution for dissolution is passed by shareholders at the shareholders’ general meeting;

(2)	Dissolution is necessary due to a merger or division of the Company;

(3)	The Company is legally declared insolvent due to its failure to repay debts due;

(4)	The Company is ordered to close down or withdraw because of its violation of laws and administrative regulations;

(5)	Other reasons of dissolution specified by the laws and regulations of the PRC and these Articles of Association.

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Article 296	Where the company is dissolved under clause (1), (2) of Article 294, liquidation must commence with the establishment of a liquidation committee within 15 days. Members of the liquidation committee shall be appointed by the shareholders in a shareholders’ general meeting. If a liquidation committee is not established within the stipulated period, the creditors can apply to the People’s Court, requesting the court to appoint relevant personnel to form the liquidation committee.

Where the Company is dissolved under clause (3) of Article 294, the People’s Court shall in accordance with provisions of the relevant laws organise the shareholders, the relevant organisations and professional personnel to establish a liquidation committee to carry out liquidation procedures.

Where the Company is dissolved under clause (4) of Article 294, the relevant governing authorities shall organise the shareholders, the relevant organisations and professional personnel to establish a liquidation committee to carry out liquidation procedures.

Article 297	Where the Board of Directors proposes to liquidate the Company due to causes other than where the Company has declared that it is insolvent, it shall include a statement in its notice convening a shareholders’ general meeting to consider the proposal to the effect that, after making full inquiry into the affairs of the Company, the Board of Directors is of the opinion that the Company will be able to pay its debts in full within twelve months from the commencement of the liquidation.

Upon the passing of the resolution by the shareholders in shareholders’ general meeting for the liquidation of the Company, all functions and powers of the Board of Directors shall cease.

The liquidation committee shall act in accordance with the instructions of the shareholders’ general meeting to make a report at least once every year to the shareholders’ general meeting on the committee’s receipts and payments, the business of the Company and the progress of the liquidation, and to present a final report to the shareholders’ general meeting on completion of the liquidation.

Article 298	The liquidation committee shall within ten days of its establishment send notice to creditors, and shall within sixty days of its establishment publish a public notice in a newspaper at least three times. A creditor shall within thirty days of receiving the notice, or for any creditors who do not receive the notice, within forty-five days of the date of the first public notice, report his creditors’ rights to the liquidation committee.

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When reporting creditors’ rights, the creditor shall provide an explanation of matters relevant to his creditor ’s rights and shall provide materials as evidence. The liquidation committee shall carry out registration of creditors’ rights.

During the period of registration of creditors’ rights, the liquidation committee shall not repay the debt to creditors.

Article 299	During the liquidation period, the liquidation committee shall exercise the following functions and powers:

(1)	To sort out the Company’s assets and prepare a balance sheet and an inventory of assets respectively;

(2)	To send notices to creditors or notify them by public notice;

(3)	To dispose of and liquidate any relevant unfinished business matters of the Company;

(4)	To pay all outstanding taxes;

(5)	To settle claims and debts;

(6)	To deal with the assets remaining after the Company’s debts have been repaid;

(7)	To represent the Company in any civil litigation proceedings.

Article 300	After sorting out the Company’s assets and the preparation of the balance sheet and an inventory of assets, the liquidation committee shall formulate a liquidation plan and represent it to the shareholders’ general meeting or the People’s Court for confirmation.

If the company’s assets are sufficient to meet its liabilities, they shall be applied in the following order: payment of the liquidation expenses, wages owed to the employees, social insurance expenses and statutory compensation, tax overdue and debts of the company. Any residual assets shall be distributed to the shareholders of the company.

The Company’s residual assets after repayment of its debts in accordance with the provisions of the preceding paragraph shall be distributed to its shareholders according to the class and proportion of their shareholdings.

During the liquidation period, the Company shall not commence any new operational activities.

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Article 301	If after putting the Company’s assets in order and preparing a balance sheet and an inventory of assets in connection with the liquidation of the Company resulting from dissolution, the liquidation committee discovers that the Company’s assets are insufficient to repay the Company’s debts in full, the liquidation committee shall immediately apply to the People’s Court for a declaration of insolvency.

After a Company is declared insolvent by a ruling of the People’s Court, the liquidation committee shall turn over liquidation matters to the People’s Court.

Article 302	Following the completion of liquidation, the liquidation committee shall present a report on liquidation and prepare a statement of the receipts and payments during the period of liquidation and financial books and records which shall be audited by Chinese registered accountants and submitted to the shareholders’ general meeting or the People’s Court for confirmation.

The liquidation committee shall within thirty days after such confirmation, submit the documents referred to in the preceding paragraph to the companies registration authority and apply for cancellation of the Company’s registration and publish a public notice of the termination of the Company.

Article 303	Members of the liquidation committee shall perform their duty honestly and discharge the obligation of liquidation in accordance with laws.

Members of the liquidation committee shall not take personal advantage of their posts to take bribes, receive other illegal incomes, or misappropriate assets of the Company.

Members of the liquidation committee shall compensate the losses of the Company or the creditors made due to their intent or gross negligence.

CHAPTER 24 PROCEDURES FOR AMENDMENTS

TO THE ARTICLES OF ASSOCIATION

Article 304	The Company may amend these Articles of Association in accordance with the requirement of laws, administrative regulations and these Articles of Association.

The amendment to these Articles of Association involving the contents of the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas (the “Mandatory Provision”) shall become effective upon approvals by the companies approving department authorised by the State Council. If there is any change relating to the registered particulars of the Company, application shall be made for registration of the changes in accordance with law.

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CHAPTER 25 SETTLEMENT OF DISPUTES

Article 305	The Company shall act according to following principles to settle disputes:

(1)	Whenever any disputes or claims arising between holders of Overseas Listed Foreign Shares and the Company, between holders of Overseas Listed Foreign Shares and the Company’s directors, supervisors, president or other senior administrative officers, or between holders of Overseas Listed Foreign Shares and holders of Domestic Shares based on these Articles of Association or any rights or obligations conferred or imposed by the Company Law or any other relevant PRC laws and administrative regulations concerning the affairs of the Company, such disputes or claims shall be referred by the relevant parties to arbitration. Where a dispute or claim of rights just mentioned is referred to arbitration, the entire claim or dispute must be referred to arbitration, and all parties who have a cause of action based on the same facts giving rise to the dispute or claim or whose participation is necessary for the resolution of such dispute or claim shall abide by the arbitration, provided that such parties shall be the Company or the Company’s shareholder, director, supervisor, president or other senior administrative officer.

Disputes in relation to the definition of shareholders and disputes in relation to the shareholders’ register need not be resolved by arbitration.

(2)	A claimant may elect arbitration at either the China International Economic and Trade Arbitration Commission in accordance with its Arbitration Rules or the Hong Kong International Arbitration Center in accordance with its Securities Arbitration Rules. Once a claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant.

If a claimant elects arbitration at Hong Kong International Arbitration Center, any party to the dispute or claim may apply for a hearing to take place in Shenzhen in accordance with the Securities Arbitration Rules of the Hong Kong International Arbitration Center.

(3)	If any disputes or claims of rights are settled by way of arbitration in accordance with clause (1) of Article 304, the laws of the People’s Republic of China shall apply, save as otherwise provided by laws and administrative regulations.

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(4)	The award of an arbitration body shall be final and conclusive and binding on all parties.

CHAPTER 26 NOTICES

Article 306	A notice of the Company shall be sent by:

(1)	hand;

(2)	mail;

(3)	announcement;

(4)	other methods provided by these Articles of Association.

Article 306	Where a notice is served by way of announcement, after the publication of such announcement, all related persons shall be deemed to have received the relevant notice.

Article 307	Where a notice is served by hand, the addressee shall be required to sign his name (or affix his chop) on the receipt, and the date on which the addressee signs the receipt shall be the date of service. Where a notice is sent by post, the notice shall be deemed to be served by putting the notice into a properly addressed, prepaid postage envelope and depositing the same in a mail box. Such notice shall be deemed to have been served upon expiration of 48 hours after the envelope containing the notice has been posted. Where a notice is served by way of announcement, the date on which the announcement firstly published shall be deemed as the date of service.

Article 308	Any notices, documents, information or written statements issued by shareholders or directors to the Company shall be personally delivered or sent by registered mail to the legal address of the Company.

Article 309	In order to prove that such notices, documents, information or written statements have been already sent, shareholders or directors shall provide evidence to prove that such notice, document, information or written statement have been sent within the prescribed time in the normal way of sending with postage prepaid to the correct address of the Company.

Article 311	If a notice of meeting is accidentally omitted to be sent to a person who is entitled to receive the notice or if such person has not received the notice of meeting, the meeting and any resolutions made therein shall not become void thereby.

Article 312	The Company appointed China Securities Journal, Shanghai Securities Journal as the media to publish the announcements and other information of the Company.

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Article 313	Any requirement in these Articles of Association for the Company to send, mail, dispatch, issue, publish or otherwise make available any Corporate Communication may, to the extent permitted under all applicable laws and regulations and the listing rules of the stock exchange in the place where the Company’s shares are listed and these Articles of Association, be satisfied by the Company by making available the Corporate Communication on the website of the Company (www.csair.com) or by sending or providing the same through electronic means.

CHAPTER 27 INTERPRETATION AND DEFINITION

OF ARTICLES OF ASSOCIATION

Article 314	The Board of Directors shall be responsible for the interpretation of these Articles of Association. Where there are matters not contained in these Articles of Association, such matters shall be passed by way of special resolution at the shareholders’ general meeting as proposed by the Board of Directors.

Article 315	The Company shall formulate the “Rules of Procedures for Shareholders’ General Meetings”, “Rules of Procedures for Board Meetings” and “Rules of Procedures for Supervisory Committee Meetings” in accordance with the requirements of these Articles of Association. The rules of procedures shall be as attachments of these Articles of Association and shall take effect and be amended upon approval of the shareholders’ general meeting of the Company.

Article 316	In these Articles of Association, the following terms have the following meanings:

“Articles of Association”	refers to the existing Articles of Association of the Company;

“Board of Directors”	refers to the Board of Directors of the Company;

“PRC”	refers to the People’s Republic of China;

“RMB”	refers to the legal tender of China;

“Seal”	refers to the ordinary seal used from time to time by the Company and the official seal maintained by the Company (if any), or one of the two depending upon the circumstances;

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“Actual Controllers”	refers to those who, though not shareholders of the Company, can actually control the activities of the Company through investment relationship, agreement or other arrangement;

“Connected Relationship”	refers to the relationships between controlling shareholders, Actual Controllers, directors, supervisors, senior administrative officers of the Company and their directly or indirectly controlled enterprises, and other relationships that may lead to the transfer of interests of the Company. However, there is no connected relationship among State controlled enterprises.

“Corporate Communication”	refers to any document issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to: (a) the directors’ report, its annual accounts together with a copy of the auditor’s report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form, within the meaning ascribed thereto under the listing rules of the stock exchange where the Company’s shares are listed

Article 317	In these Articles of Association, a sum and above include such sum while more than a sum or less than a sum does not include such a sum, the meaning of an accountant firm is the same as that of “auditors”.

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The Procedural Rules of the Shareholders’ General Meeting of China Southern Airlines Company Limited

Chapter 1 General Provision

Article 1	These Procedural Rules are formulated in accordance with the relevant requirements under “The Company Law of the People’s Republic of China” (hereinafter referred to as the “Company Law”), “The Securities Law of the People’s Republic of China” (hereinafter referred to as the “Securities Law”), “The General Meeting of Listed Companies” issued by the China Securities Regulatory Commission and “The Articles of Association of China Southern Airlines Company Limited (the “Company”)” (hereinafter referred to as the “Company’s Articles of Association”) with an aim to ensure the smoothness of shareholders’ general meeting of the Company, to standardize the organization and activities of the Company, improve the efficiency of the shareholders’ general meeting, to protect the legitimate interests of the Company and to ensure that the shareholders’ general meeting lawfully exercises its functions and the effectiveness and legitimacy of the resolutions.

The Company shall hold shareholders’ general meetings strictly in accordance with the laws, administrative regulations, the Company’s Articles of Association and these rules so as to ensure shareholders being able to lawfully exercise their rights.

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The Board of Directors of the Company shall duly perform its duties and organize shareholders’ general meetings as scheduled. All directors of the Company shall be diligent and responsible so as to ensure that shareholders’ general meeting is held normally and exercise their functions on a legal basis.

Article 2	The shareholders’ general meeting shall be the source of authority of the Company and shall exercise the following functions and powers in accordance with law:

(1) To decide on the Company’s operational policies and investment plans;

(2) To elect or remove Directors and decide on matters relating to the remuneration of Directors;

(3) To elect or remove Supervisors who are not representatives of shareholders and decide on matters relating to the remuneration of Supervisors;

(4) To consider and approve reports of the Board of Directors Committee;

(5) To consider and approve reports of the Board of Directors and the supervisory committee;

(6) To consider and approve the Company’s proposed annual financial budget and final accounts;

(7) To consider and approve the Company’s motions for profit distribution plans and recovery of losses;

(8) To decide on any increase or reduction of the Company’s registered capital;

(9) To decide on issues such as merger, division, dissolution, liquidation or changing the form of the Company and other matters;

(10) To decide on the issue of bonds of the Company;

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(11) To decide the external guarantee of the Company in accordance with the Company’s Articles of Association;

(12) To decide on the appointment, dismissal or non-renewal of accountants;

(13) To amend the Company’s Articles of Association;

(14) To consider and approve matters relating to the changes in the use of proceeds from share offerings;

(15) To consider and approve the equity incentive scheme;

(16) To consider motions raised by the shareholders who represent more than 3% (including 3%) of the Company’s shareholding with voting rights;

(17) To consider and approve the Company’s purchase, sale and exchange of major assets (as defined in the listing rules of the stock exchange(s) on which the shares are listed);

(18) To consider and approve external guarantees made by the Company at a general meeting as required by the laws, rules and regulations and provisions of Company’s Articles of Association;

(19) To decide other matters required to be decided by the shareholders’ general meeting pursuant to the laws, regulations and the Company’s Articles of Association;

(20) To decide on which matters the Board of Directors may be authorised or delegated to deal with by the shareholders at shareholders’ general meetings.

When the shareholders’ general meeting decides on which matters the Board of Directors may be authorised or delegated to deal with, the shareholders’ general meeting shall protect the legitimate rights and interests of the Shareholders of the Company according to law and abide by laws and regulations strictly in order to ensure the Company principles of efficient operation and scientific decision making. Matters which the Board of Directors may be authorised or delegated to deal with include but are not limited to the following:

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1. To modify the language of the Company’s Articles of Association upon the passing of the resolution on the amendments to the Company’s Articles of Association at the shareholders’ general meeting;

2. To distribute interim dividends;

3. To decide on specific matters in connection with the issue of new shares and convertible bonds;

4. To deal with and mortgage, secure the fixed assets under the current operation policy and investment plan passed at the shareholders’ general meeting, excluding direct or indirect provision of debts guarantee for the secured party with a gearing ratio exceeding 70%.

The shareholders’ general meeting shall also decide on other matters which the Board of Directors may be authorised or delegated to deal with from time to time in accordance with laws, regulations and the Company’s Articles of Association.

Chapter 2    General Rules for the Shareholders’ General Meeting

Article 3	The shareholders’ general meeting shall include annual general meeting and extraordinary general meetings. Annual general meetings shall be held once every year, and within six (6) months of the end of the preceding financial year. In case that the Company is unable to hold a shareholders’ general meeting within the aforesaid time frame, it shall be reported and explained to the local office of the China Securities Regulatory Commission ("CSRC") in the region where the Company operates and the stock exchange where its stock is traded (hereinafter referred to as the "stock exchange"), and make an announcement.

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Article 4	The Board of Directors shall convene an extraordinary general meeting within two (2) months on the happening of any of the following events:

(1) when the number of directors is less than that required by the Company Law or by two-thirds (2/3) of the number of directors specified in the Company’s Articles of Association of the Company;

(2) when the undistributed deficit of the Company reaches one-third (1/3) of the total amount of its share capital;

(3) when shareholder holding 10% or more (inclusive) of the Company outstanding shares carrying voting rights requests in writing the convening of an extraordinary general meeting;

(4) at the request of the Board of Directors who deems it necessary to convene an extraordinary general meeting;

(5) under the suggestion of more than a half of independent directors;

(6) under the suggestion of the supervisory committee;

(7) other circumstances as prescribed in the Company’s Articles of Association.

The shareholding mentioned in subparagraph (3) above shall be calculated from the date on which a shareholder submits his/her request in writing.

Article 5	When the Company convenes a shareholders’ general meeting, the Board of Directors shall engage lawyers to attend the shareholders’ general meeting and advise on the following issues with announcements made thereon in accordance with the relevant provisions of the securities regulatory authorities and stock exchanges:

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(1) whether the procedures of convening and holding the shareholders’ general meetings are in compliance with laws, administrative regulations, the Company’s Articles of Association and these procedural rules;

(2) to verify whether the persons attending the general meeting and the convenor are legally entitled to do so;

(3) to verify whether the shareholders who propose new motions at an annual general meeting are legally entitled to do so;

(4) whether the procedures of approving resolutions and the poll result are valid;

(5) legal opinions for other matters as requested by the Company.

The Board of Directors of the Company can also at the same time appoint a notary public to attend shareholders’ general meetings.

Article 6	Shareholders’ general meeting is formed by all shareholders of the Company who are legal persons or natural persons holding the shares of the Company. When a shareholders’ general meeting is convened, to consider the distribution of dividends and liquidation or other actions which may require the determination of shareholdings beforehand, the Board of Directors shall be entitled to fix a certain date for such determination of shareholdings. For this purpose, qualified Shareholders shall be those whose names appear in the share register at the close of business of such date. The share register shall be sufficient evidence of the holding of the Company’s shares by a shareholder. The Company shall keep a share register in accordance with the evidence provided by the share registrar.

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Article 7	Directors, supervisors, general manager and other senior management, accountants from the accounting firm engaged by the Company, legal consultant and other persons approved by the Board of Directors before the meeting are entitled to attend the meeting. The chairman of the meeting can assign the staff to verify, if necessary, the qualification of the shareholders, their proxies or other attendees and such person shall cooperate.

Chapter 3    Convening of Shareholders’ General Meeting

Article 8	Shareholders’ general meeting shall be convened and chaired by the chairman of the Board of Directors. If the chairman is unable to attend the meeting for any reason, the vice-chairman of the Board of Directors shall convene and chair the meeting. If both the chairman and vice-chairman of the Board of Directors are unable to attend the meeting, then the Board of Directors may designate a director to convene and hold the meeting. If no chairman of the meeting has been so designated, shareholders present may elect a personnel to be the chairman of the meeting. If for any reason, the shareholders fail to elect a chairman, then the shareholder (including proxy) present and holding the largest number of shares carrying the right to vote shall be the chairman of the meeting.

For a general meeting convened by the supervisory committee, the chairman of the supervisory committee shall preside over the meeting. If the chairman of the supervisory committee is unable to perform or fails to perform his duties and responsibilities, a supervisor jointly elected by not less than one half of all supervisors shall preside over the meeting.

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For a general meeting convened by shareholders, a representative of shareholders elected by the convener shall preside over the meeting.

During the course of a general meeting, if the chairman of the meeting is in breach of these procedural rules and renders it impossible for the meeting to continue, with the consent of the shareholders present at the meeting and representing more than one half of the total voting rights of all shareholders so present, the general meeting may elect a person to act as the chairman of the meeting and the meeting shall continue.

Article 9	Independent directors shall be entitled to propose to the Board of Directors the convening of an extraordinary general meeting. The Board of Directors shall, in accordance with the laws, administrative regulations and provisions of the Company’s Articles of Association, furnish a written reply stating its agreement or disagreement to the convening of the extraordinary general meeting within ten days upon receipt of such motion.

If the Board of Directors agrees to convene the extraordinary general meeting, a notice of meeting shall be issued within five days after adoption of the relevant resolution by the Board of Directors. If the Board of Directors does not agree to convene the extraordinary general meeting, an announcement shall be made.

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Article 10	When supervisory committee or shareholder(s) severally or jointly holding ten per cent or more of the Company’s shares carrying voting rights request(s) the Board of Directors to convene the extraordinary general meeting, the agenda of the meeting and full details of the resolutions to be proposed in the meeting shall be submitted to the Board of Directors in writing. The resolutions to be proposed in the meeting shall also be filed at the local offices of China Securities Regulatory Commission and the stock exchanges accordingly. The supervisory committee or proposing shareholder shall ensure that the contents of the resolutions to be proposed in the meeting are in compliance with the provisions of the law, regulations and the Company’s Articles of Association.

When the supervisory committee or the shareholder(s) request(s) to convene the extraordinary general meeting, the following procedures shall be followed:

(I) to propose the Board of Directors to convene the extraordinary general meeting by way of signing one or several requests in writing which are the same in terms of the form and the content, and state the details of the agenda.

1. The Board of Directors shall, in accordance with laws, administrative regulations and the Company’s Articles of Association, furnish a written reply stating its agreement or disagreement to convene the extraordinary general meeting within ten days upon receipt of any written motion from the supervisory committee. If the Board of Directors does not agree with the motion of the supervisory committee to convene an extraordinary general meeting or does not furnish any reply within ten days after receiving the motion from the supervisory committee, the Board of Directors shall be deemed as incapable of performing or failing to perform the duty of convening a shareholders’ general meeting, in which case the supervisory committee may convene and preside over such meeting on an unilateral basis;

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2. With respect to the written resolutions to be proposed in the shareholders’ general meeting convened by the proposing shareholder, the Board of Directors shall, in accordance with laws, administrative regulations and the Company’s Articles of Association, furnish a written reply stating its agreement or disagreement to convene the extraordinary general meeting within ten days upon receipt of any written motion from the supervisory committee and file at the local offices of China Securities Regulatory Commission and the stock exchanges accordingly.

3. When the Board of Directors decides to convene the shareholders’ general meeting, it shall publish the notice for convening the extraordinary general meeting. Changes to the original resolutions to be proposed that are made in the notice are subject to the consent of the supervisory committee or proposing shareholder. After the notice is published, the Board of Directors shall not propose new resolutions. Without the consent of the supervisory committee or proposing shareholder, the time for convening the shareholders’ general meeting shall not be changed or postponed.

4. In the event that the Board of Directors considers that the resolutions to be proposed by the supervisory committee or proposing shareholder violates the provisions of the law, regulations and the Article of Associations, it shall decide not to convene the shareholders’ general meeting, and to respond to the Proposing Shareholder. Within fifteen days after the receipt of the aforesaid notice, the supervisory committee or proposing shareholder may decide to waive the request of convening the extraordinary general meeting, and to publish the notice for convening the extraordinary general meeting on its own.

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If the supervisory committee or proposing shareholder waives the request of convening the extraordinary general meeting, it shall report to the local offices of China Securities Regulatory Commission and the stock exchanges accordingly.

(II) If the supervisory committee or proposing shareholder decides to convene the extraordinary general meeting on its own, it shall publish the notice for convening the extraordinary general meeting after giving a notice to the Board of Directors in writing, and reporting to the local offices of China Securities Regulatory Commission and the stock exchanges accordingly. The shareholding proportion of the convening shareholders shall not be lower than 10% prior to the announcement of the resolutions of the general meeting. The supervisory committee and convening shareholder shall submit relevant evidence to the local office of China Securities Regulatory Commission at the place where the Company is located and the stock exchange upon the issuance of the notice of general meeting and the announcement of the resolutions of the general meeting.

The content of the notice published by the supervisory committee or proposing shareholder shall fulfill the following provisions:

1. The content of the resolutions to be proposed shall not add new items. Otherwise, the proposing shareholder shall request the Board of Directors to convene the shareholders’ general meeting again in accordance with the aforesaid procedure;

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2. The place of the meeting shall be at the business address of the Company.

(III) With respect to the extraordinary general meeting to be convened by the supervisory committee or proposing shareholder on its own, the Board of Directors and the Board secretary shall duly perform their duties. The Board of Directors shall ensure the usual proceeding of the meeting. The Company shall assume reasonable expenses incurred by the meeting. The procedures for convening the meeting shall fulfill the following provisions:

1. The meeting will be convened by the Board of Directors. The Board secretary must attend the meeting. Directors and supervisors shall attend the meeting. The chairman of the Board shall be the chairman of the meeting. If there is any special reason that the chairman of the Board fails to perform his duties, the Vice chairman of the Board or other directors shall be the chairman of the meeting;

2. The Board of Directors shall engage lawyers to provide legal advice;

3. The procedures for convening the meeting shall comply with the relevant provisions of the Company’s Articles of Association.

(IV) If the Board of Directors fails to appoint a director to preside over a shareholders’ general meeting, the supervisory committee or the shareholders who made the motion can preside over such meeting after filing with the local office of CSRC at the place where the Company is located for record. The shareholders who made the motion shall engage lawyers to provide legal advice.

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For a shareholders’ general meeting convened by the supervisory committee or shareholders at its or their own discretion, the convening procedures shall comply with the provisions of the Company’s Articles of Association. The Board of Directors and the board secretary shall earnestly perform their duties and coordinate accordingly. The Board of Directors shall provide the register of shareholders as of the record date. If the Board of Directors does not provide the register of shareholders, the convener may apply to the securities depository and clearing authority for obtaining the register of shareholders with the announcement in relation to the notice convening the shareholders’ general meeting. The register of shareholders obtained by the convener shall not be used for any other purposes other than to convene a shareholders’ general meeting.

Article 11	If the Board of Directors does not convene an extraordinary general meeting within the specified time frame when the number of directors is less than that required by the Company Law or by two-thirds (2/3) of the number of directors specified in the Company’s Articles of Association or when the undistributed deficit of the Company reaches one-third (1/3) of the total amount of its share capital, supervisory committee or shareholders can convene an extraordinary general meeting in accordance with required procedures at its or their own discretion.

Article 12	If the Board of Directors does not agree to convene the extraordinary general meeting or does not furnish any reply within ten days upon receipt of such requisition, shareholders individually or jointly holding over 10% of the shares of the Company shall be entitled to propose to the supervisory committee that an extraordinary general meeting be convened, and such motion shall be made in writing to the supervisory committee.

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If the supervisory committee agrees to convene the extraordinary general meeting, a notice of meeting shall be issued within five days upon receipt of such requisition. Any changes to the original requisition made in the notice shall require the approval of the relevant shareholders.

If the supervisory committee does not issue the notice of meeting within the required period, it shall be deemed as not convening or presiding over the shareholders’ general meeting. Shareholders individually or jointly holding over 10% of the shares of the Company for more than 90 days consecutively may convene and preside over a shareholders’ general meeting himself or themselves.

If neither the Board of Directors nor the supervisory committee convenes and presides over the shareholders’ general meeting, the requisitionists themselves may convene such a meeting in a manner as similar as possible as that in which the shareholders’ meeting is to be convened by the Board of Directors within four months from the date of receipt of the requisition by the Board of Directors.

Article 13	With respect to matters which shall be resolved at the class shareholders’ general meeting pursuant to the Company’s Articles of Association, the Company shall convene a class shareholders’ general meeting, the procedure of which is as same as that of shareholders’ general meeting.

Article 14	The extraordinary meeting convened by the supervisory committee or shareholders at its or their own discretion is at the cost of the Company unless otherwise required in these rules.

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Chapter 4    Motions and Notification of General Meetings

Article 15	The content of a motion shall be determined by shareholders’ general meeting, which shall have definite topics to be discussed and specific matters for resolution and shall be in line with the laws, administrative regulations and the Company’s Articles of Association.

Article 16	Shareholder(s) individually or jointly holding 3% or more than 3% of the Company’s issued shares carrying voting rights shall have the right to propose an extempore motion ten days prior to the general meeting by furnishing the same to the convener in writing. After the same have been reviewed and approved by the Board of Directors of the Company, those matters in the proposed motions within the scope of functions and powers of the shareholders’ general meeting will be placed on the agendas. The convener shall within two days after receiving the proposed motion issue a supplemental notice of general meeting to make public the contents of the ex tempore motion. If the Board of Directors considers that the contents of the motion are not within the scope of functions and powers of the shareholders’ general meeting, it shall give reasons and explanation to the shareholders’ general meeting and publish the motion and the board’s explanation along with resolutions adopted by the shareholders’ general meeting at the end of the meeting. Save to the condition as provided in the preceding paragraphs, the convener shall not amend such new motions stated in the notice of general meeting or add any new motion upon the issue of the announcement of notice of general meeting.

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Motions which are not included in the notice of meeting or which do not meet Article 20 of these rules shall not be voted on by the shareholders’ general meeting and become resolutions.

Article 17	Upon convening of a shareholders’ general meeting, the Board of Directors shall serve a notice of not less than forty-five days (when calculating the period of notice, the Company shall exclude the date of the general meeting) to all the shareholders on the register on the record date by way of announcement or by any other means (if necessary). A shareholders will be notified by way of announcement while H shareholders will be notified by way of announcement regarding the notice on the website of the Company (www.csair.com). The notice for the class meetings shall only be sent to those shareholders who have rights to vote on such meeting.

Article 18	The notice convening shareholders’ general meeting and its supplementary notice shall fully and completely disclose the specific contents of all motions and contain all of information or explanations required for shareholders to make sound judgment of the matters to be discussed. For those items requiring the opinions of independent directors, the notice of shareholders’ general meeting or the supplementary notice shall disclose both the opinions and the reasons of independent directors.

Article 19	The nominee list of Directors and Supervisors of the Company shall be submitted to the shareholders’ general meeting for resolution. Where the shareholders’ general meeting intends to deliberate the election of directors or supervisors, the notice of meeting shall fully disclose the details information on the candidates for directors or supervisors at least in the following aspects:

(1) Personal information such as educational background, work experience and other engagements;

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(2) Whether such candidate has any affiliation with the Company or its controlling shareholders or beneficial controllers;

(3) The number of shares of the Company such candidate holds;

(4) Whether such candidate has been penalised by the CSRC or any other relevant authorities.

Saving directors or supervisors who are elected by way of cumulative voting system, a single motion shall be put forward for each candidate for directors or supervisors.

Article 20	Any shareholders’ general meetings shall be held in compliance with the following conditions: A motion proposed at shareholders’ general meetings shall satisfy the following criteria:

(1) The substance of the motion proposed shall be in compliance and not conflict with laws, administrative regulations and the requirements set forth in the Company’s Articles of Association, and shall fall within the scope of business of the Company and the functions of shareholders’ general meetings;

(2) There is a clear subject of discussion and a specific resolution; and

(3) The shareholders who severally o jointly represent more than 3% (including 3%) of the Company’s outstanding shares with voting rights or the Supervisory Committee can directly raise a motion at the annual general meeting. Other motions shall be submitted or delivered to the Board of Directors in writing and the Board of Directors shall decide whether such motions shall be included in the agenda of the shareholders’ general meeting.

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Article 21	Ad hoc motion, which is not included in the notice of Board of Directors and dealt with matter which shall not be voted by way of communication stated in these rules, being put at general meeting, the person putting the motion shall deliver the motion to the Board of Directors on 10 days before the date of convention of general meeting. The Board of Directors will examine the motion and then make a public announcement.

Where the substantial shareholder proposes a new motion on profit distribution, the motion shall be submitted to the Board of Directors 10 days before the date of the annual general meeting for announcement by the Board of Directors. If the motion is submitted less than 10 days before the annual general meeting, the substantial shareholder shall not propose any new profit distribution motion at the forthcoming annual general meeting.

Apart from the above, other motions may be submitted to the Board of Directors for its announcement before the annual general meeting or may be proposed at the annual general meeting directly.

Where the annual general meeting adopts the means of online voting, ad hoc motion put forward by the proposer shall be submitted to the Board of Directors ten days before for announcement by the Board of Directors. Ad hoc motions proposed at the meeting or other motions which have not been announced shall not be included in the matters to be voted upon at the shareholders’ general meeting.

Article 22	The Board of the Company shall act in the best interest of the Company and its shareholders and shall examine the motions proposed at the shareholders’ general meeting according to the provisions of these rules.

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Article 23	Regarding the ad hoc motions proposed for the annual general meeting as stated in Article 21 of these rules, the Board of Directors shall review the proposed motions in accordance with the following principles:

(1) Relevance. The Board of Directors shall review the motions proposed by shareholders. Matters in motions proposed by the shareholders which are directly relevant to the Company and are not outside the terms of reference of the general meeting as stipulated in the laws, regulations and Company’s Articles of Association shall be submitted to the shareholders’ general meeting for discussion. For matters which fail to meet the above requirements, the proposing shareholder may be recommended not to submit the proposed resolution for discussion at the shareholders’ general meeting. The Board of Directors shall give explanations and reasons at the general meeting if it decides not to propose the motions raised by shareholders for voting at shareholders’ general meeting. It shall also publish the content of the motions and the Board of Directors’ explanations together with resolutions of the shareholders’ general meeting following the conclusion of the shareholders’ general meeting.

(2) Procedural issues. The Board of Directors may make proposals on procedural issues concerning motions proposed by shareholders. Consent of the proposing shareholder shall be obtained if the proposal resolution will be split up or combined for voting. In the event of any objection to the change by the proposing shareholder, the chairman of the shareholders’ general meeting may present the procedural issue to the shareholders’ general meeting for decision and discussions shall be conducted in accordance with the procedures decided by the shareholders’ general meeting.

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Article 24	When the Board of Directors proposes to change the use of proceeds of share offer, it shall state the reason, general information of the new project and impact on the future of the Company in the notice of the shareholders’ general meeting.

Article 25	Any motion relating to public offers of shares requiring the approval of the China Securities Regulatory Commission shall be put forward as a special motion.

Article 26	After the annual report has been considered and passed by the board of directors, a resolution relating to the distribution of profits shall be made and be proposed at the annual general meeting. Any proposal on capitalization of the capital reserve by the Board of Directors shall be accompanied by details for the reason of such increase of share capital and be disclosed in the announcement for such capitalization. The Board of Directors shall disclose the figures on the earning per share and net asset value per share before and after such capitalization and the impact on the future of the Company in such announcement.

Article 27	The appointment of accountants shall be proposed by the Board of Directors and approved by the shareholders’ general meeting. In the event that the Board of Directors proposes to dismiss or not to re-appoint the accountants, prior notice shall be given to the accountants concerned and the Board of Directors shall explain the reasons thereof to the shareholders’ general meeting. The relevant accountants shall be entitled to give their opinions in the shareholders’ general meeting.

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In the event that the Board of Directors dismisses the accountants due to proper reasons during time not having a shareholders’ general meeting, it may appoint other accountants as a temporary replacement provided that such appointment shall be ratified and approved in the coming shareholders’ general meeting.

In the event that the registered accountant resigns, the Board of Directors shall state the reasons for such resignation in the coming shareholders’ general meeting. The reigned registered accountant is liable to address the shareholders’ general meeting whether the Company has acted improperly or not in writing or assigning a representative to attend the shareholders’ general meeting.

Article 28	If the proposing shareholders have any objection to the decision of the Board of Directors of not including their motions in the agendas of the shareholders’ general meeting, they may request the convening of an extraordinary general meeting according to the Company’s Articles of Association.

Article 29	After issue of notice of shareholders’ general meeting by the Company about election of Directors and Supervisors, shareholders holding individually or in aggregate more than 5% of the voting shares of the Company may propose nominees of Directors and Supervisors before the shareholders’ general meeting for review by the Board of Directors in accordance with the procedures for amendments to proposals of shareholders’ general meeting before submission to shareholders’ general meeting for examination.

Article 30	A notice of shareholders’ general meeting shall include the following:

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(1) specify the place, the date and time of the meeting;

(2) state the matters and proposals to be considered at the meeting;

(3) contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a shareholder;

(4) specify the record date of shareholding of shareholders entitled to attend the shareholders’ general meeting;

(5) specify the time and place for lodging proxy forms for the relevant meeting;

(6) specify the name and telephone number of the contact person of the meeting;

(7) provide such information and explanation as are necessary for the shareholders to make an informed decision on the proposals put before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase shares, to reorganise the share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;

(8) contain a disclosure of the nature and extent, if any, of the material interests of any director, supervisor, president or other senior administrative officer in the proposed transaction and the effect of the proposed transaction on them in their capacity as shareholders in so far as it is different from the effect on the interests of the shareholders of the same class;

(9) contain the full text of any special resolution to be proposed at the meeting;

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Where the Company convenes the shareholders’ general meeting and provides shareholders with online voting, the time and voting procedures of online voting and the matters to be considered and approved.

Article 31	When the Board of Directors issues the notice for the convening of a shareholders’ general meeting, the meeting shall not be postponed without reason. In case the shareholders’ general meeting must be postponed under special circumstances, a notice regarding the postponement must be issued at least two working days before the original date of the shareholders’ general meeting. In the postponement notice, the Board of Directors must state the reasons for the postponement and the date of the postponed meeting.”

When the shareholders’ general meeting is postponed, the Board of Directors may not change the record date of the shareholding of the shareholders entitled to attend the shareholders’ general meeting provided in the original notice.

Article 32	The Board of Directors shall set out the issues to be discussed in the notice convening the shareholders’ general meeting, and fully disclose details of all resolutions proposed by the Board of Directors. In the event that changes are to be made in relation to issues resolved in the previous shareholders’ general meeting, such resolution for amendments shall cover all details of the issues concerned, instead of merely highlighting those to be amended.

Matters set out as “Miscellaneous matters” without any concrete details shall not be considered as proposed resolutions, and the shareholders’ general meeting shall not resolve on such matters.

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Article 33	The Board of Directors shall not propose any new motion which is not included in the notice of general meeting after the notice has been issued.

Chapter 5     Holding of Shareholders’ General Meeting

Article 34	A shareholders’ general meeting is held in the form of on-the-spot meeting, online voting or in other forms. Matters required to be voted by way of online voting stipulated by the laws, administrative regulations and the Company’s Articles of Association have to be resolved by online voting. The shareholders that have participated in the shareholders’ general meeting through access of any aforesaid means shall be deemed as having attended the shareholders’ general meeting.

Article 35	Where the Company convenes the shareholders’ general meeting and provides shareholders with online voting, the notice of meeting shall specify the time and voting procedures of online voting and the matters to be considered and approved. Online or other means of voting for shareholders’ general meeting shall start not earlier than 3:00 p.m. on the day before the convening of the on-the-spot shareholders’ general meeting or later than 9:30 a.m. on the day of convening of the on-the-spot shareholders’ general meeting, and shall end not earlier than 3:00 p.m. on the day when the on-the-spot shareholders’ general meeting is concluded.

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Where online voting is adopted for the shareholders’ general meeting, all shareholders whose names appear on the register of members on the record date for the purpose of the shareholders’ general meeting, are entitled to exercise their voting rights through the online voting system of the shareholders’ general meeting, provided that the voting right of the same shares shall be exercised only by one of the following ways: on-the-spot voting, online voting or otherwise as specified. In the case of repeated voting for the same shares, only the first vote is valid.

Article 36	The Company shall, subject to the general meetings being legally and validly held and availability of corresponding conditions, encourage a higher proportion of participation of domestic shareholders in general meetings through various means, including using modern information technology to establish an online voting platform for domestic shareholders.

Article 37	股東可以親自出席股東大會 , 也可以委托代理人代爲出席和表决。委托代理人出席和表决的 , 股東應當以書面形式委托代理人 , 委托書由委托人簽署或者由其以書面形式委托的代理人簽署 ; 委托人爲法人的 , 應當加蓋法人印章幷由其董事或正式委任的代理人簽署。Shareholders may attend the meeting in person, or they may appoint proxies to attend the meeting for them.

Article 38	The period between the record date and the date for the meeting shall not be less than 30 days. No change shall be made once the record date is confirmed.

All the shareholders recorded in the register of members on the record date or their proxies are entitled to attend the general meetings, and neither the Company nor the convener shall deny such right on any ground.

Article 39	Individual shareholders are entitled to attend any shareholders’ general meeting by presenting their identity cards and share account cards; proxies on behalf of shareholders are entitled to attend any shareholders’ general meeting by presenting their identity cards, power of attorney and share account cards.

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The legal person shareholder is entitled to appoint a legal representative or a proxy on behalf of such legal representative to attend any shareholders’ general meeting. The legal representative is entitled to attend any shareholders’ general meeting by presenting their identity cards, power of attorney confirming his legal representation and share account cards; his proxy is entitled to attend any shareholders’ general meeting by presenting identity cards, power of attorney granted by the legal representative on behalf the legal person shareholder and share account cards.

Article 40	The proxy form to appoint a proxy to attend any general meeting by a shareholder shall contain the following:

(1) Name of the proxy;

(2) Indication of whether voting power is granted;

(3) Instruction of voting "for", "against" or "abstention" for the first resolution proposed at any general meeting;

(4) whether or not the proxy has voting rights in respect of any provisionary proposed resolution which be included in the agenda for shareholders’ general meeting and if the proxy has voting rights in respect thereof, specific instructions as to the type of voting rights to be exercised;

(5) Date of appointing a proxy and the effective period for such appointment;

(6) The appointer shall sign or seal the proxy form. If the appointer is a corporation, the proxy form must be affixed with the common seal.

If no instruction or no specific instruction is given on the proxy form, it shall be deemed as that the proxy is duly authorized to vote at his discretionary and the results are deemed as made by the shareholder.

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Article 41	The instrument for appointing a voting proxy shall be deposited at the premises of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than twenty-four hours before the time for holding the meeting or the time appointed for the passing of the resolution. If such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority shall together with the instrument for appointing a voting proxy be deposited at the premises of the Company or at such other place as is specified for that purpose in the notice convening the meeting.

If the appointer is a legal person, its legal representative or such person as is authorised by resolution of its Board of Directors or other governing body may attend at any meeting of shareholders of the Company as a representative of the appointer.

Article 42	Company is responsible for compiling the signatures of the personnel attending the meeting. The signature list states clearly names of personnel (or companies’ names) attending the meeting, ID card numbers, addresses, numbers of shares held and represented and names of the appointers (or companies’ names).

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Article 43	The Company shall, based on the written replies received twenty days before the date of the shareholders’ general meeting from the shareholders, calculate the number of voting shares represented by the shareholders who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting reaches one half or more of the Company’s total voting shares, the Company may hold the meeting; if not, then the Company shall within five days notify the shareholders again by public notice of the matters to be considered, the place and date for, the meeting. The Company may then hold the meeting after such publication of notice.

Article 44	The Board of Directors, independent directors and shareholders who meet the relevant requirements may solicit from other shareholders their voting rights in shareholders’ general meetings. The solicitation shall be without consideration and information shall be fully disclosed to such shareholders.

Article 45	Annual general meeting may discuss any business as provided in the Company’s Articles of Association. The extraordinary general meeting shall only resolve on matters stated in the notice of the meeting.

Article 46	During the period of shareholders’ general meeting of the Company, there is a team handling meeting affairs. The broad secretary is responsible for the organization and record of the meeting. The documents for the shareholders’ general meeting are prepared by the board secretary.

Article 47	The shareholders’ general meeting shall be convened by adhering to the principles of cost-saving and simplicity. No additional economic benefits shall be granted to the shareholders (or their proxies) attending such a meeting.

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Article 48	The Board of Directors and the supervisory committee of the Company should take necessary measures to ensure the solemnity and normal order of the shareholders’ general meetings. Except for the attending shareholders (or their proxies), the participating directors, supervisors, board secretary, senior management, the lawyers retained and the persons invited by the Board of Directors, the Company reserves the right to refuse entry of other people into the venue of the meeting(s) in accordance with the laws. The Company shall take measures to prevent the occurrence of any interruption to order of the shareholders’ general meeting, disturbance and nuisance, and any conduct infringing the legitimate rights of the shareholders. The Company shall also report the same to the relevant government authorities for investigation.

Article 49	The chairman of the meeting shall declare the commencement of the meeting at the appointed time, but the meeting may be declared to have commenced after the appointed time if any of the circumstances arises:

(1) equipment is not ready;

(2) there exists any other significant causes.

Article 50	After announcing the formal commencement of the meeting, the chairman of the meeting shall first declare that the number of the shareholders and proxies present at the meeting and the number of shares with valid voting rights. Shareholders, their proxies and other attendees shall reach the venue prior to the meeting and latecomers shall be permitted by the chairman of the meeting.

Article 51	Chairman shall order the following persons to leave the meeting:

(1) Persons nor qualified to attend;

(2) Persons making trouble;

(3) Persons not dressed properly;

(4) Persons carrying dangerous materials or bringing animals.

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Those who disobey the order shall be taken out with force by staff of the place of meeting. It can ask for public security’s assistance if necessary.

Article 52	Resolutions shall be considered and voted in the order listed on the notice of the meeting. Relevant resolutions could be discussed jointly if necessary.

Article 53	The chairman of the meeting or its assigned staff shall make explanation or distribute documents, if necessary, for each resolution.

Article 54	Supervisory committee shall give opinion on the resolution considered at the shareholders’ general meeting if it thinks it is necessary.

Article 55	At the annual general meeting, the Board of Directors and the supervisory committee shall report their respective work of the previous year to the general meeting of shareholders, and each independent director shall also make his duty report correspondingly.

Article 56	Except for trade secret of the Company and issues which are not discloseable at shareholders’ general meetings as provided by laws, regulations, or securities rules, directors, supervisors and senior administrative officers shall reply or give explanation and description to the inquiries and suggestions raised by the shareholders at the Shareholders’ general meeting.

Where a motion relating to a connected transaction is to be considered at a shareholders’ general meeting, the connected shareholders may still attend the meeting, express their views according to the procedures of the meeting and respond to the enquire made by other shareholders.

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Chapter 6    Voting and Resolutions of the Shareholders’ General Meeting

Article 57	Shareholders (including the proxies) may exercise their voting rights in accordance with the number of their voting shares and each share shall have one vote.

Article 58	Resolutions of shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions.

To adopt an ordinary resolution, votes representing more than one half of the voting rights represented by the shareholders (including the proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

To adopt a special resolution, votes representing more than two thirds of the voting rights represented by the shareholders (including the proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

Shareholders (including the proxies) who attend the meeting shall expressly state their opinions for every matter to be determined by voting in one of the following options: For, Against, or Abstain. Voters whose ballots are incomplete, incorrectly completed or illegible or who has not complete the voting procedure shall be deemed as giving up their voting rights, thus the voting result in respect of their shares shall be counted as “Abstain”. Shares abstaining from voting shall not be counted in the total number of voting shares for the calculation of the voting result.

When any proxy of any shareholders shall abstain from voting or be limited to vote in favor of or against any designated resolution, any votes made by such proxy in contravention of the aforesaid regulation or limitation shall not be counted in the total number of voting shares.

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Article 59	The following matters shall be resolved by an ordinary resolution at the shareholders’ general meeting:

(1) Work reports of the Board of Directors and the supervisory committee;

(2) Plans formulated by the Board of Directors for distribution of profits and for making up losses;

(3) Removal of the members of the Board of Directors and members of the supervisory committee, their remuneration and method of payment;

(4) Annual preliminary and final budget, balance sheet, profit and loss account and other financial statements of the Company;

(5) Annual report of the Company;

(6) Matters other than those specified by laws, administrative regulations or these Articles of Association to be resolved by special resolutions.

Article 60	The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1) The increase or decrease in share capital and the issue of shares of any class, warrants and other similar securities of the Company;

(2) The issue of debentures of the Company;

(3) The division, merger, dissolution and liquidation of the Company;

(4) Amendments to the Company’s Articles of Association;

(5) Repurchase of the Company’s shares;

(6) The Company plans to purchase or sell major assets or provides a guarantee the amount of which within a year exceeds 30% of the Company’s latest audited total assets;

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(7) Share option scheme;

(8) Any other matters considered by the shareholders’ general meeting by way of an ordinary resolution to be of a nature which may have a material impact on the Company and shall be adopted by a special resolution.

Rights conferred on any class of shareholders in the capacity of shareholders may not be varied or abrogated unless approved by a special resolution of shareholders in shareholders’ general meeting and by holders of shares of that class at a separate meeting. Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who are entitled to vote at class meetings.

Article 61	The accumulative voting system shall be promoted in the election of the directors (including independent directors) and supervisors (excluding supervisors assumed by staff representatives) at the general meetings

The accumulative voting system referred to herein means that, in the election of directors or supervisors at the general meeting, each share carrying voting right shall carry the same number of voting right as the number of directors or supervisors proposed to be elected, and the voting rights of the shareholders may be freely cast among the proposed directors and supervisors, either be separately cast in favour of a number of nominees or be collectively cast in favour of one nominee. As such, based on the number of votes that the nominated directors and supervisors have got and the number of directors or supervisors proposed to be elected, those who have got more votes shall be elected.

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Article 62	The election of directors shall be based on a cumulative voting system. During the election, each share held by shareholders attending the general meeting shall have the same voting rights as the number of director’s candidates. Each shareholder may cast all his votes to a single candidate or spread his votes among different candidates, provided that the cumulative votes cast shall not exceed the total number of votes held by that shareholder. The directors shall be elected according to the number of votes cast for them. The number of votes obtained by the director’s candidates shall exceed half of the voting rights represented by the persons attending the shareholders’ general meeting.

The independent directors shall be elected separately from other members of the Board of Directors in accordance with the accumulative voting system.

Article 63	Each of the proposed resolutions set out in the agenda shall be decided by voting in the shareholders’ general meeting in sequence, and such voting shall not in any event be suspended or cancelled. Should there be more than one resolution on the same issue in the annual general meeting, voting shall be conducted according to the chronology of the resolutions proposed.

Article 64	Voting at the shareholders’ general meeting shall be taken by the following ways:

(1) disclosed ballot;

(2) show of hands for matters not currently required to be voted by ballot;

(3) communication.

Voting is made by unconditional ballot, that is, no additional conditions are attached to voting.

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Article 65	Annual general meetings or extraordinary general meetings held at the request of shareholders and the supervisory committee shall not adopt voting by way of written resolutions. Extraordinary general meetings held for other reasons may vote by way of written resolutions, except for the following matters:

(1) Increase or decrease in the Company registered capital;

(2) Any issue of debentures by the Company;

(3) Merger, division, dissolution and liquidation of the Company;

(4) Any amendment to the Company’s Articles of Association;

(5) Plan for distribution of profits and recovery of losses;

(6) Appointment and removal of members of the Board of Directors and the supervisory committee;

(7) Change in application of raised funds;

(8) Connected transactions that shall be considered and examined by the shareholders’ general meeting;

(9) Acquisition and disposal of assets that shall be considered and examined by the shareholders’ general meeting;

(10) Change of accounting firms;

(11) Other matters that shall not be voted by way of written resolutions as provided by the Company’s Articles of Association.

Article 66	The following issues shall be approved by vote on a poll under the voting supervisor’s supervision at the shareholders’ general meeting:

(1) Connected transactions;

(2) Transactions that shall be approved by independent shareholders;

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(3) Options granted to major shareholders or independent directors or any of their associates;

(4) Any other transactions in which shareholders are materially interested and accordingly are required to refrain from voting at shareholders’ general meeting.

Article 67	Unless a poll is demanded before or after any vote by show of hands at any shareholders’ general meeting by following parties, a resolution shall be passed on a show of hands other than those are required to be decided by a poll as provided in Article 66 of these rules:

(1) the chairman of the meeting;

(2) at least two shareholders entitled to vote present in person or by proxy;

(3) by one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the rights to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such a demand.

Article 68	Where online voting is also provided at the shareholders’ general meeting of the Company, the number of votes by shareholders or their appointed representatives through online voting system of the shareholders’ general meeting shall be taken into account for the total number of votes of the shareholders’ general meeting together with the number of votes on site of the meeting and by other means specified. Online voting adopted for the shareholders’ general meeting shall be conducted in accordance with the relevant laws, rules and regulations.

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Where online voting is adopted for the shareholders’ general meeting, all shareholders whose names appear on the register of members on the record date for the purpose of the shareholders’ general meeting, are entitled to exercise their voting rights through the online voting system of the shareholders’ general meeting, provided that the voting right of the same shares shall be exercised only by one of the following ways: on-the-spot voting, online voting or otherwise as specified. In the case of repeated voting for the same shares, only the first vote is valid.

Article 69	In the course of considering matters relating to connected transactions at a general meeting, the shareholders involved in the connected transactions will abstain from voting. The number of voting shares represented by such shareholders shall be excluded from the total number of voting shares present at the meeting.

Article 70	Before a resolution is voted on at a general meeting, two representatives of the shareholders shall be elected as vote counters and scrutinisers. Any shareholder who is interested in the matter under consideration and proxies of such shareholder shall not participate in vote counting or scrutinising.

When the shareholders are voting on the motions, lawyers, shareholder representatives and supervisory representatives shall count and scrutinize the votes jointly.

Article 71	The on site shareholders general meeting shall not end earlier than the online means or other means. The chairman of the meeting shall announce the voting and result of each of the motions, and announce whether they are approved according to the results.

Before the results are officially announced, all the on site related parties such as the listed companies, vote counters, vote scrutinisers, substantial shareholders and network service providers are obliged to keep the result confidential.

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Article 72	The board secretary shall be responsible for preparing minutes of shareholders’ general meetings, which shall contain:

(1) the time, venue, agendas of the meeting, and the name of the convener;

(2) the names of the chairman of the meeting, the directors, supervisors, president and other senior administrative officers attending the meeting;

(3) the number of shareholders and proxies attending the meeting, the total number of their voting shares and their respective proportions to the total number of shares of the Company;

(4) the name of the chairman of the meeting and agenda;

(5) the process of deliberation of each proposal and the main points of speeches in respect of each motion by each speaker;

(6) the voting results of each motions;

(7) the inquiries or suggestions of the shareholders and the corresponding replies or explanations of the Board of Directors and supervisory committee;

(8) the names of legal counsel, vote counters, and supervisors;

(9) other contents which, shall be contained in the minutes of the meeting as considered by the general meeting and prescribed by the Company’s Articles of Association.

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Article 73	The directors, supervisors, board secretary, convener or their representative, chairman of the meeting shall sign on the minutes of the meeting, and ensure that the contents of the minutes of meetings are true, accurate and complete. The minutes of meeting shall be kept together with the valid information such as the attendance register of the attending shareholders and the power of attorney of their proxies, the votes cast by way of internet and by other means shall be kept at the premises of the Company for a period ten years.

Article 74	The board secretary shall lodge the resolutions of shareholders’ general meeting and relevant documents with the stock exchanges and make relevant announcements on the designed newspaper for information disclosure and disclose other disclosable information.

Chapter 7    Enforcement of the Resolutions of Shareholders’ General Meeting

Article 75	If the motion with respect to directors or supervisors election is approved at the shareholders’ general meeting, the new director or supervisor shall take office pursuant with the Company’s Articles of Association.

Article 76	When the general meeting has passed motions regarding cash distribution, bonus issue or conversion of capital common reserve into capital, the specific proposals will be implemented within two months after being considered and approved by the general meeting and all administrative approvals (if necessary) are obtained.

Article 77	Any resolution of the shareholders’ general meeting of the Company that is inconsistent with the laws or administrative regulations shall be invalid.

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Where any of the procedures for convening a shareholders’ general meeting or the means of voting is inconsistent with the laws, administrative regulations or the Company's Articles of Association, or the content of any resolution is inconsistent with the Company's Articles of Association, shareholders may request the people's court to cancel such resolution within sixty days from the date on which the resolution is made.

Chapter 8     Addendum

Article 78	These rules are addendum to the Company’s Articles of Association which come into effect from the date on which such resolution is passed at the shareholders’ general meeting of the Company. Also, these rules represent a document with binding effect on the shareholders’ general meeting, shareholders, directors, supervisors and other attendees.

Article 79	These rules are interpreted by the Board of Directors of the Company.

Matters not dealt with in these rules shall be handled in accordance with the requirements of Company Law, Securities Law, the Company’s Articles of Association or relevant laws and administrative regulations of security regulators.

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Procedural Rules of the Board of Directors of China Southern Airlines Company Limited

Chapter 1 General Provisions

Article 1	In order to further define the terms of reference, regulate the internal structure and operational procedures, ensure the efficiency and scientific decision-making and optimize the function of the Board of Directors as a major decision making body, the Company formulated these Procedural Rules in accordance with the “Company Law of the People’s Republic of China”, the “Code of Corporate Governance for Listed Companies in China”, the “Articles of Association of China Southern Airlines Company Limited” and other relevant laws and regulations.

Chapter 2 Directors

Article 2	A person shall be qualified to be a director if:

(1)	he is a natural person;

(2)	he complies with the national laws and regulations;

Article 3	A person shall be disqualified from being a director of the Company in any one of the following circumstances:

(1)	The individual has no or restricted capacity to civil liabilities;

(2)	A period of five years has not yet elapsed since the penalization on conviction of corruption, bribery, unauthorized taking of properties, misappropriation of properties or disrupting social and economic order; or a period of five years has not yet elapsed since being deprived of political rights for commission of offences;

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(3)	A period of three years has not yet elapsed since the completion of the liquidation of any company or enterprise which was insolvent due to unsound business operation and management and where the person acted as a director, factory manager or manager of such company or enterprise and was personally liable for such insolvency;

(4)	A period of three years has not yet elapsed since revocation of the business license of a company or enterprise due to illegal business operations where the person was the legal representative of such company or enterprise and for which he was personally liable;

(5)	The person is personally liable for a substantial loan which was due for payment but remains unpaid;

(6)	The person is a civil servant;

(7)	The person has been involved in criminal offences subject to investigation by judicial authorities and the case has yet been settled;

(8)	The person is prohibited from acting as a director, supervisor or senior officer of an enterprise by virtue of laws or administrative regulations;

(9)	The person is not a natural person;

(10)	A period of five years has not yet elapsed since the person was adjudged by the relevant governing authority to be guilty of contravention of provisions of securities regulations involving fraud or dishonesty;

(11)	Currently being barred by the China Securities Regulatory Commission from participating in the securities market;

(12)	Other stipulations of laws, administrative regulations or departmental rules.

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If the Company elects and appoints a director in breach of this Article, such election, appointment or engagement will be void. Any director who falls within one of the above categories during his term of service will be removed by the Company.

Article 4	Directors shall be elected or and replaced at a shareholders’ general meeting and their terms shall be three years, The term of office for a director (including a director nominated to fill a casual vacancy of the Board of Directors) shall commence from the date of passing of the relevant resolution at a shareholders’ general meeting to the date of expiry of the then Board of Directors. Upon the expiry of his term, a director shall be eligible for re-election. Where no new appointment is made upon expiry of the term of a director, the original director shall, prior to the new director entering on the office, continue to perform his duties as a director in accordance with the provisions of laws, administrative regulations, departmental rules and these Articles of Association. The post of a director may be performed concurrently by the general manager or other senior management personnel, to the extent that the number of such directors performed concurrently by the shareholders’ general manager or other senior management personnel as well as staff representatives shall not be in aggregate more than one-half of the total number of directors of the Company.

Article 5	The Board of Directors and shareholder(s) who solely or jointly hold(s) 5% or more than 5% of the issued shares of the Company shall have the right to nominate candidates as directors subject to a election at the shareholders’ general meeting. Shareholder(s) who individually or jointly hold(s) 1% or more of the voting rights of the Company may nominate candidate(s) as independent director(s) to be approved at a shareholders’ general meeting after consideration by the Board of Directors.

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The candidates nominated as directors shall meet to the following criteria:

(1)	The candidates shall comply to the requirement of relevant laws, regulations, the Articles of Association and these Procedural Rules, and ensure the effective discussion at the Board meetings in order to make careful and scientific decisions promptly.

(2)	The candidates shall have all required skills, knowledge and quality to perform their own duty.

(3)	The candidates so elected shall contribute to a reasonable and professional structure of the Board of Directors.

Article 6	Written confirmation shall be given by the candidates for election as directors not later than seven days prior to the holding of shareholders’ general meeting to indicate the willingness of the candidates to be nominated, and confirm the information of the candidates publicly disclosed are true and complete, and that the candidate will faithfully discharge his duties as a director if he is elected.

The Company shall disclose the detailed information of the candidates not later than seven days prior to the holding of shareholders’ general meeting to ensure the shareholders have sufficient understanding of the candidates at the time of election.

Article 7	The election of directors shall be based on a cumulative voting system. During the election, each share held by shareholders attending the general meeting shall have the same voting rights as the number of director’s candidates. Each shareholder may cast all his votes for a single candidate or spread his votes among different candidates, provided that the cumulative votes cast shall not exceed the total number of votes held by such shareholder. The directors shall be elected according to the number of votes cast for them. The number of votes obtained by the director’s candidates shall exceed half of the voting rights represented by the persons attending the shareholders’ general meeting.

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Article 8	An employment contract shall be signed between the Company and the directors, specifying the rights and obligations of the Company and the directors, the term of office of directors, the responsibilities to be assumed by directors for violating the laws, regulations and the Articles of Association, the compensation to be made due to the early termination of contract by the Company.

Article 9	The directors enjoy the following rights:

(1)	They shall attend the Board meetings and exercise the voting rights;

(2)	They shall act on behalf of the Company according to the Articles of Association and as requested by the Board of Directors;

(3)	They shall handle the business of the Company according to the Articles of Association and as requested by the Board of Directors;

(4)	The directors shall exercise the rights delegated by the Company in a cautious, conscientious and diligent manner to ensure that:

1.	the Company’s commercial activities are in compliance with laws, regulations and the requirements of all economic policies of the State;

2.	they shall treat all shareholders equally;

3.	they shall read carefully the business and financial reports of the Company to timely understand the operational and management conditions of the Company;

4.	they shall exercise the lawfully-authorized disposal right concerning the management of the Company and be free from the manipulation of the other individuals; they shall not transfer their disposal right to any other individual without the requirement of the laws, regulations or the knowingly authorization of the Board;

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5.	they shall be subject to the lawful supervision and reasonable recommendations from the supervisory committee regarding their performance of duties and responsibilities.

Article 10	The directors shall perform the following duties:

(1)	The directors shall comply with the laws, regulations and the Articles of Association, perform their official duties faithfully and protect the Company’s interests. The directors shall act in the best interests of the Company and shareholders if there are conflicts between his own interests and the interests of the Company and shareholders, and ensure that:

1.	they actively participate in the relevant trainings to understand the rights, obligations and duties of directors, and the relevant laws and regulations and the required knowledge as a director;

2.	they shall perform their duties honestly and faithfully in accordance with the best interests the Company and its shareholders;

3.	they shall ensure that they have sufficient time and ability in efficiently discharging their duties;

4.	they shall attend Board meetings earnestly and responsibly and clearly express their opinions on the transacted business;

5.	they shall comply to the relevant laws, regulations and the Articles of Association and exercise powers within the scope of his powers and not to exceed those powers and strictly fulfill the undertakings made publicly;

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6.	Except in accordance with the Articles of Association or with the informed consent of the shareholders given in shareholders’ general meeting, they shall not enter into any contract or transaction with the Company;

7.	they shall not use insider information for his own benefit or benefit of others;

8.	they shall not run their own business or business of other individuals which is the same as the Company’s business, nor engage in the activities that would incur losses to the Company;

9.	they shall not abuse their authority of office to take bribes or other illegal income;

10.	they shall not misappropriate the capital of the Company or lend such funds to others;

11.	they shall not use their position to expropriate the Company’s property for themselves or others;

12.	without the informed consent of shareholders given in shareholders’ general meeting, they shall not accept commissions in connection with the Company’s transactions;

13.	they shall not open accounts in their own name for the deposit of the Company’s assets;

14.	they shall not provide a guarantee for debts of a shareholder of the Company or other individual(s) with the Company’s assets;

15.	they shall not gain for themselves commissions in transactions of the Company;

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16.	Unless otherwise permitted by informed shareholders in shareholders’ general meeting, a director shall not disclose the confidential information acquired by him in the course of and during his tenure, save that disclosure of such information to the court or other governmental authorities is permitted if disclosure is made under compulsion of law, the interests of the public require disclosure or the interests of such director require disclosure;

17.	Where the Board resolutions violate any laws, regulations, or the provisions of the Articles of Association and cause loss to the Company, the directors involved in the resolutions shall be liable for compensation. However, if a director can prove that he had expressed his opposition to such resolution when it was put to the vote, and such opposition is recorded in the minutes of the meeting, the director may be relieved of such liability;

The income obtained by any directors in violation of this Article shall be retained for the benefit of the Company.

(2)	The directors shall obey the following operational rules:

1.	they shall participate in the meetings of the Company according to the time of holding the meetings and exercise the voting rights pursuant to the requirements;

2.	they shall establish relationship among themselves which is in the interests of the Company;

3.	The directors shall only transact businesses in the form of Board meetings and their opinion made publicly shall be consistent with the conclusions drawn by the Board of Directors and the information disclosure requirements of the Company. They shall not express opinions different from the conclusions drawn by the Board of Directors without permission;

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4.	they shall ensure that the Board of Directors could keep contact with themselves at all times;

5.	they shall observe other operational rules of the Company.

(3)	Without stipulation by the Articles of Association or lawful authorization by the Board of Directors, no director shall in his own name act for the Company or the Board of Directors. Where a director acts in his own name but a third party reasonably believes that such director is acting for the Company or the Board of Directors, such director shall declare in advance that he is not acting on behalf of the Company.

(4)	Where a director or other enterprises where he worked directly or indirectly had connected relationship in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company (other than his service contract with the Company), he shall declare the nature and extent of such relationships to the Board of Directors at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefor is otherwise subject to the approval of the Board of Directors.

Unless a director who has connected relationship discloses his interests in accordance with this Article and the contract, transaction or arrangement is approved by the Board of Directors at a meeting in which such director is not counted in the quorum and has abstained from voting, the contract, transaction or arrangement in which such director had connected relationship may be revoked at the instance of the Company except as against a bona fide third party thereto.

Where the Board of Directors votes on matters as required by this Article, the directors who had connected relationship shall be abstained from voting. However, such directors are allowed to provide necessary explanation in respect to the above matters to the Board of Directors.

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Article 11	Where a director of the Company gives to the Board of Directors a general notice in writing stating that, by reason of the facts specified in the notice, he is interested in contracts, transactions or arrangements of any description which may subsequently be made by the Company, that notice shall be deemed for the purposes of Article 10 of these Procedural Rules to be a sufficient declaration of his interests, so far as the content stated in such notice is concerned, provided that such general notice shall have been given before the date on which the question of entering into the relevant contract, transaction or arrangement is first taken into consideration on behalf of the Company.

Article 12	The directors who attend the shareholders’ general meeting shall answer the enquiries made by the shareholders.

Article 13	The directors shall not obstruct the supervisory committee or supervisors from exercising their powers and shall provide the facts and information as required by the supervisory committee;

Article 14	A director may resign before the expiration of his term. The resigning director shall tender resiguation to the Board of Directors in writing.

Article 15	If a director’s resignation results in the number of directors constituting the Board of Directors to fall below the quorum or less than two-thirds as required under the Articles of Association, the notice of resignation of such director shall become effective only when the vacancy arising from his resignation has been filled by a new director. The Chairman of the Board of Directors shall invite the remaining directors to convene an extraordinary general meeting as soon as possible to elect a new director. The power of the resigning director and the Board of Directors consisting of the remaining directors shall be subject to due restrictions until the shareholders’ general meeting has made a resolution in respect of the re-election of a director to fill the vacancy. Where a director leaves the Company before expiry of his term of office, he shall compensate the Company for any losses arising from his unauthorized resignation.

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Article 16	Upon the resignation taking effect or the expiry of the term of office of a director, the fiduciary duties owed by such director to the Company and the shareholders will not be released before or within the term of contract after the resignation takes effect and within a reasonable period upon the expiry of his term of office. The obligation of confidentiality of such director in relation to the trade secrets of the Company remains effective after the term of such director ends until such trade secrets become public information. The continuity of other obligations shall be determined on the principle of fairness, and dependent on the length of time between the incident occurs and the resignation, as well as the conditions and circumstances under which the director terminates his relationship with the Company.

Article 17	The directors shall have the following obligations:

(1)	The directors shall bear the losses of the Company arising from any serious mistake in major investment decisions made by the Board of Directors;

(2)	Where a director violates the laws, administrative regulations or the Articles of Association and causes losses to the Company in performing his duties, such director shall assume the economic liabilities or legal liabilities;

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(3)	Directors shall be responsible for the resolutions of the Board meetings. Where a resolution of the Board meeting causes serious losses to the Company, the directors who took part in such a resolution shall be liable to compensate the Company. However, if a director can prove that he had expressed his opposition to such resolution when it was put to the vote, and such opposition is recorded in the minutes of the meeting, the director may be relieved of such liability.

Article 18	The Company shall not in any manner pay taxes for the directors. A director shall not be required to hold any shares of the Company.

Article 19	The supervisory committee is responsible for monitoring the directors when they perform their duties and make recommendations at the general meetings for the rewards and punishment given to the directors with reference to their performance.

Article 20	The Board of Directors or its remuneration and assessment committee is responsible for formulating the assessment standards and carrying out assessment of the directors. When the Board of Directors or its remuneration and assessment committee evaluates the performance of the directors or discusses their remunerations, such directors shall not participate in the meeting.

Chapter 3 Independent Directors

Article 21	An independent director shall meet the following requirements:

(1)	He shall be qualified as a director of a listed company according to the laws, administrative rules and other relevant rules of the jurisdiction where the Company’s shares are listed;

(2)	He shall have the basic knowledge of operating a listed company, and is well acquainted with the relevant laws, administrative rules and other rules and regulations;

(3)	He shall have at least five years of experience in the legal or economic field, or other experience necessary for performing his duties as an independent director;

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(4)	Other conditions set forth in the Articles of Association.

Article 22	The following persons shall not be independent directors of the Company:

(1)	Persons who are employed by the Company or its subsidiaries, or direct and close relatives thereof (direct relatives refer to spouses, parents, and offspring, and close relatives include siblings, father-in-law and mother- in-law, daughter-in-law and son-in-law, brother-in-law and sister-in-law, and the siblings of the spouses);

(2)	Natural persons who directly or indirectly hold more than 1% of the Company’s issued shares, or who are among the top ten shareholders of the Company, and direct relatives thereof;

(3)	Persons employed by Company shareholders which directly or indirectly hold more than 5% of the issued shares of the Company or are among the top five shareholders of the Company, and direct relatives thereof;

(4)	Persons who fell under any of the above three categories in the preceding year;

(5)	Persons who provide financial, legal or consultation services to the Company or any of its subsidiaries;

(6)	Other persons specified in the Articles of Association;

(7)	Other persons authorized by the China Securities Regulatory Commission.

Article 23	The independent directors shall have the following special powers, in addition to those powers granted by the Company Law and other relevant laws and regulations to directors:

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(1)	Approve connected transactions the aggregate consideration of which is in compliance with the relevant provisions of the existing Listing Rules and other supervisory regulation in places where the Company is listed and approve the engagement or removal of accounting firms before putting forward the same for discussion by the Board of Directors;

Before the independent directors make a judgment, they may hire an intermediary to issue an independent financial adviser report, which forms the base of their judgments.

(2)	Propose to the Board of Directors with respect to engaging or removing accounting firms;

(3)	Propose to the Board of Directors with respect to the convening of extraordinary general meetings;

(4)	Propose the convening of Board meetings;

(5)	Engage external auditing firms or consultancy firms;

(6)	Publicly solicit and collect proxies before the convening of shareholders’ general meetings.

Independent directors shall obtain the consent of more than half of all the independent directors in exercising any of the above powers, of which the power referred to in clause (v) of this Article shall be agreed by all independent directors.

Article 24	In addition to the above duties, independent directors shall provide their independent opinions to the Board of Directors or the shareholders’ general meeting on the following matters:

(1)	Nomination, appointment and removal of directors;

(2)	Appointment and dismissal of senior administrative officers;

(3)	Remuneration of directors and senior administrative officers;

(4)	Newly occurred connected transactions, loans and other forms of fund transfer between the Company and its shareholders, actual controllers or their affiliates, the aggregate amount of which is in compliance with the relevant provisions of the existing Listing Rules and other supervisory regulations in places where the Company is listed, and whether the Company has taken effective measures to collect the amounts due;

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(5)	Matters which the independent directors consider that may prejudice the interests of the minority shareholders;

(6)	When the Board of Directors does not put forward a cash distribution plan;

(7)	Matters relating to security provided to external parties by the Company;

(8)	Other matters as stipulated in the Articles of Association.

The independent directors shall choose to provide any of the following opinions in respect of the above matters: (1) agree; (2) reserve opinion and the reasons therefor; (3) dissent and the reasons therefor; (4) unable to comment and the reasons therefor.

If the matters concerned fall under those which require disclosure, the Company shall publicly disclose the opinions of the independent directors. If the independent directors cannot reach a consensus, the Company shall publicly disclose the opinions of each of the independent directors.

Article 25	Independent directors shall attend meetings of Board of Directors as scheduled, have an understanding of the production, marketing and operation of the Company, take initiative to conduct investigation and obtain the necessary information for making decision. Independent directors shall present their reports to the shareholders’ general meeting and explain how they performed their duties.

Article 26	Independent directors owe the duty of fiduciary and diligence to the Company and its shareholders. They shall perform their duties in accordance with the relevant laws and regulations and the Articles of Association, and shall protect the interests of the Company and in particular prevent encroachment of the rights and interests of minority shareholders.

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Article 27	Independent directors shall perform their duties independently and shall not be influenced by the major shareholders, actual controllers or other interested entities and individuals.

Article 28	The independent directors shall only assume the position as an independent director for up to 5 listed companies and shall ensure that they have sufficient time and ability in effectively discharging their duties.

Article 29	The independent directors and individuals who propose to be independent directors of the Company shall comply with the requirements of the China Securities Regulatory Commission and attend the trainings organized by the China Securities Regulatory Commission and its delegated institutions;

Article 30	Procedures for nomination, election and replacement of independent directors:

(1)	The Board of Directors, the supervisory committee, and shareholder(s) who alone or jointly with other persons hold(s) more than 1% of the issued shares of the Company shall have the right to nominate candidates as independent directors, and the nominated candidates shall become independent directors by election at the shareholders’ general meeting.

(2)	The nominator shall seek consent from the proposed candidate for the nomination before making nomination. The nominator shall have adequate knowledge of the profession, education, job title and detailed work experience of the nominee as well as status of all his part-time jobs. The nominator shall also comment on the qualification and independence of the nominee as an independent director. The nominee shall make a public statement disclaiming any relationship between him and the Company that will affect his independent judgment.

Before the shareholders’ general meeting for the election of independent directors, the Company’s Board of Directors shall announce the above information in accordance with the relevant provisions.

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(3)	Before convening the shareholders’ general meeting for the election of independent directors, the Company shall submit the written opinion of the Board and the relevant materials of all the nominees to the China Securities Regulatory Commission and its local office as well as the stock exchange at which the Company’s shares are listed. Dissenting opinions of the Board with regard to the nominees shall also be submitted. Nominees for independent directors objected by China Securities Regulatory Commission may be candidates of the directors for Company but not as candidates of independent directors for the Company. At the shareholders’ general meeting for the election of independent directors, the Board of Directors shall make clear whether the nominees for independent directors are objected to by China Securities Regulatory Commission.

(4)	The terms of office of the independent directors are the same as those of other directors. Successive terms are allowed upon expiration of the term, but may not be extended to more than six years.

(5)	An independent director who fails to attend in person two consecutive Board meetings shall be replaced upon the proposal of the Board to the shareholders’ general meeting.

An independent director shall not be dismissed without cause before the expiration of his term, unless the above condition or any of the conditions specifying the disqualification of a director under the Company Law has occurred. When an independent director is dismissed, the Company shall disclose the dismissal as a special disclosable matter. The independent director may make a public statement if he thinks that such a dismissal is without justification.

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(6)	Independent directors may resign before the expiration of their terms. A resigning independent director shall submit written resignation to the Board of Directors. The written resignation shall contain explanations on matters related to his resignation or any other matters which in his opinion, should be brought to the notice of the shareholders and creditors of the Company.

If the resignation of an independent director results in the number of independent shareholders or the number of directors constituting the Board of Directors to fall below the quorum or the number required under the Articles of Association, the written resignation of such directors shall become effective only when the vacancy arising from his resignation has been filled by a new independent director. The Board of Directors shall convene a shareholders’ general meeting to re-elect an independent director within two months. If no shareholders’ general meeting is convened within two months, the independent director may cease performing his duty.

Article 31	To ensure that independent directors will be able to perform their duties effectively, the Company shall provide the following work protections to the independent directors:

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(1)	The Company shall ensure that independent directors have the same right of access to information as other directors. With regard to matters that require Board decision, the Company must serve notice on the independent directors in advance within the prescribed time, and provide sufficient materials. If the independent directors take the view that the materials are insufficient, they may request for supplementary information. When two or more independent directors take the view that the materials are insufficient or are inadequately explained, they may jointly propose to the Board in writing for postponement of the Board meeting or for postponement of determination of the matters concerned. Such proposal shall be adopted by the Board.

Materials provided by the Company to independent directors shall be kept by the Company and the independent directors concerned for at least five years.

(2)	The Company shall actively provide necessary working conditions to independent directors for the performance of their duties, such as briefing them on the status of the Company and providing them with the relevant materials. The secretary to the Board shall promptly handle the disclosure matters with the stock exchange in connection with any independent opinions, proposals or written explanatory statements made or given by the independent directors which shall be disclosed.

(3)	The Company and its relevant personnel shall actively cooperate with the independent directors when the latter perform their duties, and shall provide factual information to the independent directors and shall not refuse to do so, or prevent the independent directors from access to information or withhold any information, or interfere with the independent directors when they are discharging their duties.

(4)	The expenses incurred as a result of the engagement by the independent directors of professional institutions for the performance of their duties shall be borne by the Company.

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(5)	The Company shall pay appropriate allowances to the independent directors. The rate of such allowances shall be proposed by the Board and approved by the shareholders’ general meeting, and shall also be disclosed in the Company’s annual report.

Apart from the above allowance, independent directors shall not take any extra and undisclosed interests from the Company or from its major shareholders, interested parties and other persons.

(6)	The Company shall establish the liability insurance system for the independent directors to mitigate the risks associated with the duties duly performed by the independent directors.

Article 32	The Board of Directors and its remuneration and assessment committee of the Company are responsible for assessing the performance of independent directors. The assessment shall consist of the self-evaluation and peer evaluation of the independent directors.

Article 33	The provisions of these Procedural Rules in relation to the directors shall be applicable to the independent directors. In case of any inconsistencies, the Articles under this Chapter shall prevail.

Chapter 4 Composition and Duties of the Board of Directors

Article 34	The Company shall establish a Board of Directors which is the core decision-making body in charge of the operation and management of the Company’s assets. The Board of Directors shall be accountable to the shareholders.

Article 35	The Board of Directors shall comprise thirteen members, one of whom shall be the Chairman and two shall be the vice Chairmen. The Chairman and the vice Chairmen shall be elected with the approval of more than half of all the directors.

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The members of the Board of Directors shall possess required knowledge, skills and qualities necessary for discharging duties. The Board of Directors shall have a reasonable and professional structure.

Article 36	The Board of Directors shall exercise the following powers:

(1)	To be responsible for the convening of the shareholders’ general meeting and to report on its work to the shareholders’ general meeting;

(2)	To implement the resolutions of the shareholders’ general meeting;

(3)	To decide on the Company’s business plans and any investment project which involves less than 50% of the Company’s latest audited net assets, including the entering into major contracts of loans, trust, commission, donation, contracting and lease agreements, and investment, etc.

(4)	To decide on the following acquisitions and disposals of assets of the Company:

1.	The aggregate amount or value of the consideration for the proposed disposition, and the amount or value of the consideration for any such disposition of any fixed assets of the Company that has been completed in the period of four months immediately preceding the proposed disposition exceeding 33% of the value of the Company’s fixed assets as shown in the Company’s latest audited accounts;

2.	The total amount of the assets to be purchased or sold according to the latest audited financial report, evaluation report or verification report (including debts and expenses) is below 50% of the Company’s latest audited net assets;

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3.	The absolute value of the net profit or loss of the asset to be purchased (according to the audited financial report of the previous year) is below 50% of the absolute value of the Company’s audited net profit or loss in the preceding year;

4.	The absolute value of the net profit or loss of the asset to be sold or the absolute value of the profit or loss of the transaction is below 50% of the absolute value of the listed Company’s audited net profit or loss in the preceding year;

(5)	To undertake risk investments the amount of which shall be less than 10% of the Company’s latest audited net assets (as shown in the Company’s latest audited accounts). Investment in such undertaking shall follow stringent procedures of examination and decision making. Major investment projects exceeding the aforesaid amount shall be examined by relevant specialists and then submitted to the shareholders’ general meeting for approval.

The above risk investments are those which involve areas the Company has never ventured into in the past, and are outside the Company’s scope of normal business, or those which the Board of Directors considers as highly risky and without certainty, including but not limited to investment on shares, futures or foreign exchange transactions, etc.

(6)	To cancel less than 10% of the Company’s latest audited net assets (as shown in the Company’s latest audited accounts). When the assets to be cancelled are more than 10% of the Company’s net assets, the Board of Directors should submit the proposal to the shareholders’ general meetings for approval;

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(7)	To formulate the Company’s annual preliminary and final budgets;

(8)	To formulate the Company’s profit distribution plan and plan for making up losses;

(9)	To determine matters relating to external security (including pledging of assets) representing less than 50% of the audited net assets according to the audited financial report of the previous year;

(10)	To formulate proposals for increase or decrease in the registered capital and the issue of debentures or other securities of the Company as well as listing of such securities of the Company;

(11)	To draw up plans for substantial acquisitions, repurchase of the Company's shares or merger, division or dissolution of the Company;

(12)	To decide on the establishment of the Company’s internal management structure;

(13)	To appoint or remove the general manager and the Secretary to the Board based on the nomination by the Chairman of the Board and to determine their remuneration; to appoint or remove the deputy general manager, Chief Financial Officer, Chief Economist, Chief Engineer, Chief Pilot and other senior management of the Company based on the nomination by the general manager and to determine their remuneration;

(14)	To establish the Company’s basic management system as follows:

1.	asset management system and the supervision system;

2.	labor employment system, wages and compensation system, welfare system, reward system and the supplementary social security system;

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3.	financial accounting system;

4.	other important systems that should he established by the Board of Directors.

(15)	To formulate proposals for amendments to the Articles of Association;

(16)	To manage information disclosure of the Company;

(17)	To propose to the shareholders’ general meeting for the engagement or change of accounting firm of the Company;

(18)	To receive the work report and to check the work of the General Manager of the Company (if the General Manager is also a director, such director shall abstain from exercising his rights as director when the Board examines his work as General Manager);

(19)	To formulate the standard of remuneration and allowance package of the directors;

(20)	To formulate the standard of allowance for the independent directors;

(21)	To establish and implement sound and effective internal control systems of the Company;

(22)	To exercise any other powers conferred by the laws, regulations and the Articles of Association or the shareholders’ general meeting.

The Board of Directors shall exercise its powers by holding Board meetings and passing resolutions for implementation.

Article 37	The Board of Directors shall comply with the relevant national laws and regulations, the Articles of Association and resolutions of shareholders’ general meetings in performing their duties, and accept the supervision of the supervisory committee at their own initiatives. Matters which required the approval from relevant national authorities shall be implemented subject to such approval.

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Article 38	When the Board of Directors votes on matters relating to connected transactions, in the event that the number of voting directors is less than half of the total number of directors after unrelated directors abstained from voting, all directors (including unrelated directors) shall vote on the procedures for the connected transactions to be submitted to the shareholders’ general meeting for approval, and the relevant resolutions relating to such transactions shall be approved at the shareholders’ general meeting, and an announcement stating the opinions of independent directors shall be made separately.

Article 39	The Board of Directors shall explain to the shareholders’ general meeting regarding the non-standard auditors’ advice given by the certified public accountant in relation to the report of the Company.

Article 40	The Company may set up several special committees, including audit, strategic, nomination, remuneration and assessment, and independent Board committees, based on the actual situations. Members of special committees shall all be directors. In the audit committee, the nomination committee and the remuneration and assessment committee, the majority of members shall compose of independent directors who shall be responsible for convening the committee meetings. In the audit committee, at least one independent director shall be an accounting professional.

(1)	The major terms of reference of the strategic decision-making committee are to study the long-term development strategies and major investment decisions of the Company and make recommendations to the Board of Directors.

(2)	The major terms of reference of the audit committee are: (i) to make recommendations to the Board of Directors on the appointment and removal of the external audit firms; (ii) to examine the Company’s internal audit system and its implementation; (iii) to ensure co-ordination between the internal and external auditors; (iv) to review and monitor the Company’s financial information and its disclosure; (v) to review the Company’s internal control system.

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(3)	The major terms of reference of the nomination committee are: (i) to research and make recommendations to the Board of Directors on the criteria and procedures for selection of directors and senior management; (ii) to extensively look for individuals suitably qualified to be Board members and senior management; (iii) to review and make recommendations to the Board of Directors on the candidates of directors and senior management.

(4)	The major terms of reference of the remuneration and assessment committee are: (i) to research the evaluation criteria of directors and senior management and make recommendations to the Board of Directors; (ii) to study and review the remuneration policies and plans for all directors and senior management.

(5)	The major terms of reference of the independent Board committee are: (i) to review the connected transactions of the Company; (ii) to review the matters in relation to the usage of funds by the shareholders of the Company and the recovery of funds; (iii) to review matters relating to the security provided to external parties by the Company; (iv) to review whether the Company has matters which may harm the interests of the minority shareholders.

Article 41	The special committees may engage intermediaries for professional advice, and the expenses incurred shall be borne by the Company.

Article 42	The special committees are accountable to the Board of Directors, and the proposals made by each of the special committees shall be submitted to the Board of Directors for examination and decision.

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Chapter 5 Chairman

Article 43	The position of Chairman is held by a director of the Company (excluding independent directors) and is the legal representative of the Company.

The Chairman and the Vice-Chairman are elected or dismissed by the Board with simple majority of all Directors. Each term of the Chairman and the Vice-Chairman is 3 years and they can be re-elected.

The Chairman shall abide by the requirements on the Directors of the Company in Chapter 2 of these Rules.

Article 44	The specific procedure of the Chairman election: The candidate shall be nominated by a Director or several Directors jointly. After the discussion in Board meetings, the candidate is elected by all Directors with a simple majority.

The specific procedure of the Chairman dismissal: The motion of dismissing the Chairman shall be raised by a director or several directors jointly and passed for discussion in the Board meeting. The dismissal shall be passed with a simple majority of all directors.

Except for the abovementioned, any Directors shall not bypass the Board of Directors to raise any proposals of nomination or dismissal of Chairman to other organizations and departments.

Article 45	Eligibility of the Chairman:

(1)	with rich knowledge in market economics, accurate analysis and judgment of domestic and international macroeconomic conditions and market development trends, the ability to control the overall situation, strong decision-making ability and willingness to take responsibility;

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(2)	manage with a democratic style with a broad mind and strong cohesion;

(3)	strong co-ordination, good at co-coordinating the Board of Directors, operation team and the labour union;

(4)	with good work experience in the field of corporate management or economics, familiar with the industry and have understanding of the production and operation of various industries, with a good grasp of relevant national policy, laws and regulations;

(5)	serve with honesty and diligence and act in an uncorrupted, fair and proper manner;

(6)	young and vigorous, with a strong sense of mission and responsibility and enterpreneuring spirit and is able to create a new situation at work.

Article 46	The positions of the Chairman and the General Manager of the Company shall not be held by the same person in principle.

Article 47	The Chairman exercises the following authority:

(1)	hold the shareholders’ general meetings and convene and hold the Board meetings;

(2)	urge and inspect on the implementation of the Board resolutions;

(3)	exercise the authority partially according to the Board’s authorization;

(4)	sign the Company’s shares, bonds and other marketable securities;

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(5)	sign important documents and other documents that should be signed by the Company’s legal representative including the following but not limited to:

1.	Approve the use of the Fund of Board of Directors;

2.	Sign the appointment and dismissal documents of senior management members such as the General Manager, Deputy General Manager, the Secretary to the Board of Directors, Chief Financial Officer, and directors according to the decision of the Board of Directors;

3.	Sign the appointment and dismissal documents of the personal in charge of the subordinating non-legal entity branch organization according to the decision of the Board of Directors,

(6)	exercise the authority of legal representative, signing the Authorization of Legal Entity for the General Manager and other personnel of the Company according to operational needs;

(7)	approve and sign financial expenses (including investment items) over 15% of the Company’s financial budget plan, a single financial expense itemout of the Company’s financial budget plan of below RMB 10 million and annual accumulated financial expenses out of the Company’s financial budget plan of below RMB 30 million;

(8)	approve a single short-term borrowing of pledged financing and loan below RMB 100 million;

(9)	exercise discretion on business of the Company in compliance with legal requirements and in the Company’s interest in force majeure emergency such as large-scale natural disasters and report to the Board of Directors and shareholders’ general meeting;

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(10)	other authorities authorized by the Board of Directors and as stipulated in the Articles of Association.

Article 48	The Vice-Chairman of the Company assists the work of the Chairman. When the Chairman cannot or does not perform his/her duty for any reasons, the Vice-Chairman shall be designated to be the acting Chairman. When the Vice-Chairman cannot or does not perform his/her duty, a director shall be elected to perform the duty of the Chairman by a simple majority of directors.

Chapter 6 Secretary to the Board of Directors

Article 49	The Office of Secretary to the Board of Directors is established under the Board of Directors and its person in charge is the Secretary to the Board of Directors. The Secretary to the Board of Directors is senior management personnel of the Company and is responsible to the Board of Directors. The Secretary to the Board of Directors is nominated by the Chairman and dismissed by the Board of Directors.

Article 50	Eligibility of the Secretary to the Board of Directors:

(1)	qualifications of professional training in university or above, work experience in finance or audit, business administration or law for 3 years or above, having taken training in and passed the exam of Secretary to the Board of Directors organized by China Securities Regulatory Commission and other organizations;

(2)	with certain knowledge in areas such as finance, taxation, law, monetary, corporate management and computer application, good personal qualities and work ethics, strict compliance with relevant laws, regulations and rules and the ability to perform his/her duty faithfully;

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(3)	Company directors or other senior management personnel (except for the General Manager, Chief Financial Officer and Supervisors) can hold the position of the Secretary to the Board of Directors concurrently;

(4)	the requirement of Article 3 of these rules on not holding the position of director of the Company shall apply to the Secretary to the Board of Directors;

(5)	accountants of the accounting firm or lawyers of law firms engaged by the Company cannot hold the position of the Secretary to the Board of Directors concurrently.

If an act is required by directors and the Secretary to the Board of Directors separately, the party holding the positions of director and the Secretary to the Board of Directors at the same time cannot act in dual capacity.

Article 51	The Secretary to the Board of Directors is nominated by the Chairman and is engaged or dismissed by the Board of Directors.

The Company shall enter into confidential agreement with the Secretary to the Board of Directors upon appointment, requiring him/her to undertake to continue to fulfill the duty of confidentiality once resigned until the relevant information is disclosed.

Article 52	The principal duties of the Secretary to the Board of Directors include:

(1)	prepare and submit reports and documents and other documents which relevant government departments and stock exchange require the Board of Directors and the shareholders’ general meeting to issue;

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(2)	co-ordinate and handle the daily business of the Board of Directors and work assigned by the Chairman;

(3)	manage the matters of equity securities of the Company;

(4)	arrange Board meetings, shareholders’ general meetings and other meetings organized by the Board of Directors according to the statutory procedure, draft documents such as reports, resolution, summary and notice of the Board of Directors and shareholders’ general meetings, maintain the minutes, documents and record of meetings;

(5)	be in charge of the matters of disclosure of the Company’s information and ensure the disclosure of the Company’s information is timely, accurate, truthful and complete;

(6)	ensure parties entitled to the relevant records and documents of the Company can have access to the relevant documents and records in a timely manner;

(7)	cause directors, supervisors and senior management of the Company to understand their responsibility and the relevant laws, regulations, rules and policy and relevant requirements of the Company’s Articles of Association which they should abide by;

(8)	assist the Board of Directors to exercise authority in accordance with relevant laws, regulations and the relevant requirements of the Articles of Association, raise objection when the Board’s resolution is in breach of the relevant requirements of laws, regulations, stock exchange and the Company’s Articles of Association to avoid incurring loss to the Company and investors;

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(9)	provide legal assistance, consultation and advice on decision-making for important decisions of the Board of Directors;

(10)	organize local and overseas promotional activities of the Company;

(11)	handle related matters among the Company and directors, securities administration department, stock exchange, intermediary agencies and investors;

(12)	co-ordinate related matters between the Company and investors;

(13)	keep the information of the register of members, register of directors, shareholding information of major shareholders and directors and the seal of the Board of Directors;

(14)	other matters authorized by the Board of Directors;

(15)	other duties required by stock exchange and securities administration department.

Article 53	The Secretary to the Board of Directors shall comply with the Articles of Association of the Company, bear the relevant legal responsibility of the Company’s senior management personnel, be obliged to serve the Company with honesty and diligence and shall not gain benefits for third parties with the authority of the position.

Article 54	The Secretary to the Board of Directors shall be engaged officially within 3 months of the resignation of the predecessor. When engaging a new Secretary to the Board of Directors, a representative of securities matters of the Board of Directors shall be appointed to perform the duty on behalf of the Secretary to the Board of Directors when he/she cannot perform such duty. The representative of securities matters shall be nominated by the Secretary to the Board of Directors and appointed by the Chairman. The representative of securities matters shall possess the qualifications of a Secretary to the Board of Directors.

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Article 55	The Company shall file the contact information of the Secretary to the Board of Directors with the stock exchange, including office phone number, home phone number, mobile phone number, fax, postal address and designated email address.

The Secretary to the Board of Directors shall ensure the stock exchange can keep in contact with him/her at any time.

Article 56	The Company’s Board of Directors shall dismiss the Secretary to the Board of Directors with sufficient reasons. The Company’s Board of Directors shall report to the stock exchange the Company is listed detailing the reasons and make announcement when the Secretary to the Board of Directors is dismissed or resigns.

Article 57	Before resignation, the Secretary to the Board of Directors shall be subject to exit review by the Board of Directors and the supervisory committee, handing over relevant files and items being handled or to be handled under the supervision of the Company’s supervisory committee.

Chapter 7 Procedures for Convening Board Meetings

Article 58	Discussions between directors shall be in the form of Board meeting. Board meeting shall be convened and presided by the Chairman (or a director authorized by the Chairman). Where the Chairman is unable to perform his duties, he may designate a Vice Chairman to convene and preside the Board meeting on his behalf; where the Chairman fails to exercise his duties without reasons and has not designated a specific personnel to exercise duties on his behalf, the majority of the directors may jointly elect one director to convene the meeting.

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Article 59	Meetings of the Board of Directors include regular meetings and extraordinary meetings. Regular meetings of the Board of Directors shall be held twice every year, and these meetings shall be held on the date of release of the Company's annual report for the previous year and the release of the Company's interim report for the current year to discuss and examine the relevant reports.

Article 60	Before issuing the notice of regular Board meeting, the Office of Secretary to the Board of Directors shall sufficiently seek the opinion of all directors. The preliminary agenda shall be formed and passed to the Chairman for drafting.

Before drafting the agenda, the Chairman shall seek the opinion of Managers and other senior management members according to needs.

Article 61	The Chairman of the Board of Directors shall convene an extraordinary Board meeting within ten days when it is:

(1)	considered by the Chairman that it is necessary;

(2)	proposed by one-third or more of the directors;

(3)	proposed by more than half of the independent directors;

(4)	proposed by shareholders representing more than one tenth of voting rights;

(5)	proposed by the supervisory committee;

(6)	proposed by the one third or more of the supervisors;

(7)	proposed by the General Manager;

(8)	requested to be convened by the securities regulatory body;

(9)	otherwise provided by the Articles of Association.

Article 62	When convening a special Board meeting in accordance with Article 61 of the Rules, a written proposal signed (sealed) by the proposer shall be submitted through the Office of Secretary to the Board of Directors or directly to the Chairman of the Board of Directors. The written proposal shall contain the following:

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(1)	name of the proposer(s);

(2)	reasons for the proposal or objective grounds on which the proposal is based;

(3)	time or time limit, location and form of the proposed meeting;

(4)	the definite and specific proposals;

(5)	contact information of the proposer and date of the proposal.

The proposal shall have its content within the scope of powers of the Board under the terms of reference of the Articles of Association of the Company, and shall be submitted together with relevant materials.

The Office of Secretary to the Board of Directors shall transfer the above written proposal and relevant materials to the Chairman on the date of receipt. Where the Chairman considers the content of the proposal as unclear, unspecific, or with insufficient related materials, he may ask the proposer to amend or supplement it.

The Chairman shall, within ten days upon receiving the proposal or requirement of the securities regulatory body, convene a Board meeting and preside over it.

Article 63	Board meeting shall be convened by the following ways:

(1)	notice for convening a Board meeting shall be given to all members, via direct delivery, fax email or other methods where delivery can be confirmed, ten days before the date of the proposed meeting;

(2)	notice for convening an extraordinary Board meeting shall be given to all members, via direct delivery, fax, email or other methods where delivery can be confirmed, five days before the date of the proposed meeting.

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The date of delivery of the notice of meeting sent by personal delivery is the date which the recipient signs (or stamps) on the receipt; the date of delivery of the notice sent by post is the fifth working day after the date of delivery to post office; the date of delivery of the notice sent by fax shall be the date shown in the fax machine report slip; the date of delivery of the notice sent by email is the date when the email reaches the recipient’s system.

In case of emergency and an extraordinary Board meeting is required to be convened as soon as possible, the notice of meeting can be given anytime by phone or otherwise orally yet the convener shall explain the case in the meeting.

Article 64	Notice of a Board meeting shall contain:

(1)	the date and venue of the meeting;

(2)	the method for which the meeting is held;

(3)	the matters to be discussed (the agendas);

(4)	the convener and the Chairman of the meeting, the person who proposes the special Board meeting and his/her written proposal;

(5)	the date of the notice. The materials necessary for the directors to vote in the meeting;

(6)	the request for the personal attendance of the directors or the attendance through the appointment of an alternate director;

(7)	the contact person and the method of contact.

Oral notice of a meeting shall include at least the content of items (1) and (2) above and the description of an emergency requiring an extraordinary Board meeting to be convened as soon as possible.

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Article 65	If the time, venue and other items of the meeting have to be changed or the agenda has to be added to, changed or cancelled after the written notice of a regular Board meeting has been sent, a written notice of change shall be issued 3 days before the scheduled date of meeting, detailing the situation and relevant content and materials of the new agenda. In case there are less than 3 days, the meeting shall be deferred correspondingly or convened as scheduled with unanimous approval of the participating directors.

If the time, venue and other items of the meeting have to be changed or the agenda has to be added to, changed or cancelled after the written notice of an extraordinary Board meeting has been sent, unanimous approval from all participating directors is required and relevant record shall be taken.

Article 66	The agenda of the Board meeting shall be sent to directors and relevant participating parties at the same time as the notice of meeting.

The Board of Directors shall provide sufficient information to the directors, including relevant background materials for issues in the meeting and information and data that assist directors to understand the progress of the Company’s business. When 2 or more independent directors deem that there is insufficient information or unclear arguments, they can jointly request the Board of Directors to defer the Board meeting or defer the consideration of that item in writing and the Board of Directors shall accept.

Article 67	Board meetings shall be attended by the directors in person. In the event that the directors cannot attend, they can appoint other directors as proxy in writing. Among which independent directors can only authorize other independent directors to attend the meeting.

The letter of authorization shall be signed or stamped by the appointing party and shall state the name of appointing party and proxy, a summary of the appointing party’s opinion on each agenda item, matters of appointment, the scope of authorization of the appointing party, voting directions and valid date for resolution and the date of appointment. The proxy director shall exercise the director’s authority within the scope of authorization.

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The appointing party shall independently bear any legal responsibility for decisions made by his/her proxy within the scope of authorization.

A director appointing other directors to sign and give written approval of the regular reports on his/her behalf shall give specific authorization in the letter of appointment.

A director being appointed shall submit the written appointment to the Chairman of the meeting and explain such appointment in the attendance register of the meeting.

Article 68	The appointment and acceptance of appointment as proxy to attend Board meeting shall comply with the following principles:

(1)	When considering connected transactions, non-connected directors shall not authorize connected directors to attend and connected directors shall not accept the authorization of non-connected directors;

(2)	Independent directors shall not authorize non-independent directors to attend and non-independent directors shall not accept the authorization of independent directors;

(3)	Directors shall not appoint another director as proxy to attend the meeting with full authority without explaining their personal opinion and voting direction on the resolution. Relevant directors shall not accept proxy with full authorization and proxy with unclear authorization;

(4)	a director shall not accept the proxy from more than 2 directors and a director shall not appoint another director with appointment from 2 other directors as proxy.

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Article 69	If a director does not attend the Board meeting without appointing other directors as proxy, he/she would be considered as giving up the right to vote in that meeting.

If a director does not attend 2 consecutive Board meetings without appointing other directors as proxy, the Board of Directors is entitled to propose a replacement at the shareholders’ general meeting.

Article 70	The General Manager, supervisors and the Secretary to the Board of Directors shall attend the Board meeting. Non-director operation team members and personnel related to the topics being discussed shall attend the meeting as needed. Parties attending the meeting are entitled to express their opinion on relevant topics but are not entitled to vote.

Article 71	A Board meeting follows the principle of onsite convention. When necessary, a Board meeting may also be convened via video, phone, fax or e-mail voting with the consent of the convener (Chairman) and the proposer, provided that all the directors can fully express their opinions. A Board meeting may also be convened on site and in other forms simultaneously.

For a meeting not convened on site, the number of attending directors shall be calculated by video display of directors present, the directors who expressed opinions in teleconferencing, the valid votes actually received within the prescribed period, or written confirmation letters for attendance submitted by directors ex post facto.

Article 72	The Board’s motions shall be submitted according to the following procedures:

(1)	Proposing the motions: According to the powers of the Board, a motion shall be put forward by the Chairman, the supervisory committee, or the General Manager. They may also be put forward by a director or jointly by several directors;

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(2)	Preparing the motions: The motion proposed by the Chairman, the supervisory committee or by the General Manager may be prepared by themselves or be handed over by the Secretary to relevant department. The motion proposed by one director or by several directors may be prepared by the director or directors proposing such motions, or be handed over by the Secretary upon approval by the Chairman to relevant department;

(3)	Submission of motions: After the motions are prepared, the Secretary to the Board of Directors shall collect comments and opinions among relevant persons. After elaboration, evaluation, modification by relevant parties and persons, a sufficiently sophisticated resolution will be submitted to the Board for deliberation;

(4)	Connected transactions the total consideration of which exceeds the relevant provisions of the existing Listing Rules and other supervisory regulations in places where the Company is listed shall be approved and signed by the independent directors before submission to the Board of Directors for deliberation as a proposed motion.

Chapter 8 Voting Procedure of Board Meetings

Article 73	Board meetings shall be held only if more than half of the directors are present. Where the requirement of the minimum number of participants fails to be met due to some relevant directors’ refusal or failure to attend the meeting, the Chairman and the Secretary to the Board shall report it to the regulatory department in a timely manner. The supervisors, the Managers and the Secretary to the Board without a concurrent post of director shall attend the meeting of the Board. The meeting moderator, if he/she considers necessary, can inform other relevant personnel to attend the meeting.

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Article 74	Board meeting implements collegial system. A resolution shall be voted after each director has fully expressed his/her opinions.

If prior approval of the independent directors is necessary for any proposal according to the related regulations, the meeting moderator shall appoint an independent director to read out the written approval agreed by the independent directors before discussion of the relevant proposal.

When any director hinders the normal proceeding of the meeting or affects other directors to speak, the meeting moderator shall promptly stop him/her.

Unless with the unanimous consent of all attending directors, the proposals not included in the meeting notice shall not be put to a vote in the Board meeting. The directors who are authorized by other directors to attend the meeting shall not vote on the proposals not included in the meeting notice on behalf other directors.

Article 75	The directors should independently and prudently give their opinions upon carefully reading the relevant meeting materials and fully understanding the situations.

The directors are allowed to learn the information necessary for the decision-making from the Office of Secretary to the Board of Directors, the meeting convener, the Managers and other senior management staff, various special committees, accounting firms and law firms and other relevant personnel and organizations before the meeting, or to suggest the moderator to invite the above-mentioned persons and the representatives of the above-mentioned organizations to attend the meeting to explain the situations.

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Article 76	Directors participating in a Board meeting shall vote for or against the Board resolutions by casting a written and open ballot. Each of the resolutions shall be voted for or against and each director shall have one vote. The participating directors may either vote for or against a resolution. The Chairman of the meeting shall require directors who have not made a selection or select more than two options to re-select. Those who refuse to select or those who leave during the meeting shall be deemed to be abstained from voting.

Resolution to be made by the Board of Directors shall be passed by one half or more of all directors present at the meeting except that Clauses 3, 4, 5, 6, 9, 10, 11 and 15 under Article 36 shall be subject to written consent by two thirds or more of all directors present at the meeting.

Article 77	A special Board meeting may proceed and reach a resolution by means of fax, with the resolution to be signed by the voting directors, provided that all the directors can fully express their opinions.

The completed and approved minutes shall be signed by the Chairman and the attending directors (including the proxies) and the Secretary to the Board. A complete copy of the minutes shall be sent to every director as soon as possible.

Article 78	Where a director (or his associate) is interested in any resolution proposed at a Board meeting, such director shall abstain from voting and shall not have the right to vote. Such director shall not be counted in the quorum of the relevant meeting. Such director also shall not vote on behalf of other directors. Board meetings may be convened by more than half of the un-related director. Resolutions of Board meetings shall be passed by more than half of the un-related directors.

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Article 79	When the Board considers relevant related transactions, related director(s) shall implement avoidance system and abstain from voting. In the event that the number of voting directors is less than three after related directors abstain from voting, all directors (including related directors) shall vote on the procedures for the connected transactions to be submitted to the shareholders’ general meeting for approval, and the relevant resolutions relating to such transactions shall be approved at the shareholders’ general meeting, while an announcement stating the opinions of independent directors shall be made separately.

Directors under the following circumstances are related directors:

(1)	individual director who enters into a connected transaction with the listed company;

(2)	individual director who holds a position or has controlling interests in a related company which enters into a connected transaction with the listed company;

(3)	a director who shall abstain from voting under the laws, regulations, the listing rules and the Articles of Association.

Article 80	After the voting of the directors present at the meeting, the Securities Representative and relevant personnel of the Office of Secretary to the Board of Directors shall timely collect the directors’ votes, and pass them to the Secretary to the Board for calculation under the supervision of one supervisor or independent director.

If the meeting is convened on site, the moderator of the meeting shall announce the voting results forthwith. In other cases, the moderator of the meeting shall require the Secretary to the Board to notify the directors of the voting results before the next business day after the close of the specified voting time.

If the directors vote after announcement of the voting results by the moderator of the meeting or after close of the specified voting time, their votes shall be disregarded.

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Article 81	The Board shall act strictly in accordance with the authorization of the shareholders’ general meeting and the Articles of Association and shall not form a resolution which exceeds those powers.

Article 82	Where a resolution on the distribution of profits is necessary to be made in the Board meeting, the draft proposal on distribution to be submitted to the Board for deliberation can be first noticed to the certified public accountant, who shall issue the audit report draft accordingly as requested (all financial data other than those relevant to the distribution shall have been determined). The Board, after the distribution resolution is made, shall ask the certified public accountant to issue the formal audit report and then make resolutions on other relevant issues of the regular reports accordingly.

Article 83	Where any proposal is not adopted, the proposals with the same contents shall not be deliberated in the Board meeting within one month provided that no significant change is found in the relevant conditions and factors.

Article 84	An important resolution under deliberation of the Board which objectively allows suspension of deliberation can be redeliberated when more than half of the participating directors or more than two independent directors propose redeliberation as they believe that they cannot make a judgment on the relevant matters because the proposal is not clear or specific enough, or because of other reasons such as inadequate meeting materials. Where a decision cannot be made on a resolution after redeliberation, the meeting moderator shall ask for suspension of voting on such topic in the meeting. The directors who propose to suspend voting shall provide explicit prerequisites for the proposal to be resubmitted for deliberation.

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When the Chairman, one third of the directors, the supervisory committee or the General Manager proposes for deliberation of a resolution which was voted on, the Board shall conduct redeliberation on such resolution, subject to the limit of two times.

Article 85	The Board shall solicit the opinions of the trade union and staff of the Company before discussing and making decision on issues related to the vital interests of staff, such as on wages, housing, welfare, labor and insurance.

The Board shall solicit the opinions and suggestions of the trade union and staff of the Company before studying and making decision on significant issues related to production and operation, and formulation of important rules and regulations.

Article 86	The Board meeting moderator may make decision on Board meeting adjournment and adjournment arrangements according to the actual situations.

Article 87	A director shall not quit halfway during deliberation unless with the consent of the meeting moderator. Otherwise, he/she will be deemed to have given up such director’s right.

Article 88	Detailed minutes shall be taken for the topics and contents of the meetings by the Secretary to the Board or his/her authorized representative and signed by the attending directors, the Secretary to the Board and the person taking the minutes. Directors attending the meeting shall have the right to request to record in the minutes details of the speech made by them at the meeting. The meeting minutes shall, as the Company files, be kept by the Secretary to the Board as an important reference for specifying the responsibilities of directors in future.

Article 89	If necessary, the whole process of the Board meeting convened on site or through video, telephone or any other means can be recorded.

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Article 90	The minutes of a Board meeting shall contain:

(1)	the date, venue, format of the meeting and the name of the moderator;

(2)	issuance and receipt of the meeting notices;

(3)	names of participating directors and attendance conditions of the authorized directors (proxies);

(4)	the agenda of meeting;

(5)	main points of the speech of the directors;

(6)	voting form and result (result of resolution shall specify the number of votes in favor of, against and abstained from voting) of each resolution;

(7)	other business considered necessary to be recorded by the attending directors.

Article 91	In addition to the meeting minutes, the Secretary to the Board may also arrange the staff of the Office of Secretary to the Board of Directors to work out a clear and concise meeting summary as well as making a separate resolution record based on the voting results and the resolutions so formed.

Article 92	The participating directors shall sign the meeting minutes and resolution record for confirmation on behalf of themselves and the directors who authorize them to attend, and be responsible for the resolution(s) of the Board meeting. Any director who has different views on the meeting minutes or the resolution record can make a written explanation when signing the minutes; when necessary, he/she shall report it to the regulatory authorities timely; he/she can also make a public statement.

Where the resolution of the Board violates the laws, administrative regulations or the Articles of Association, and causes severe loss to the Company, the directors participating in such resolution shall be liable for compensation to the Company; however, if there is evidence recorded in the meeting minutes showing that the director has objected to such resolution, such director shall be exempted for such compensation.

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Article 93	If a director neither signs for confirmation in accordance with Article 92 of these Rules, nor make any written explanation or report to the regulatory authorities or make a public announcement regarding his/her different views, he/she shall be deemed to fully agree with the content of the meeting minutes and resolution record.

Chapter 9 Announcement and Implementation of the Resolution of Board Meeting

Article 94	The Secretary to the Board shall file the resolution and meeting summary of the Board with the stock exchange of the place where the Company is listed within 2 working days after the meeting has closed.

Article 95	A Board resolution involving issues which need to be voted on in a shareholders’ general meeting and the requirements of the stock exchange of the place where the Company is listed shall be announced by the Secretary to the Board; other matters shall also be announced as considered necessary by the stock exchange of the place where the Company is listed.

The information of Board meeting as required by the stock exchange of the place where the Company is listed shall be provided by the Secretary to the Board within a prescribed period in accordance to the requirement.

Article 96	The Chairman shall urge relevant personnel to implement the resolutions of the Board, inspect on their implementation and report the progress of implementing the resolutions so formed in the following Board meetings.

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Chapter 10 Documentation for Board Meeting

Article 97	The Board of Directors shall maintain at the Company meeting materials including notices of the past shareholders’general meetings and Board meetings and supervisory committee meetings, minutes, summaries, resolutions, audit reports and register of members for inspection. Such documents shall be kept for 10 years.

Article 98	The Secretary to the Board of Directors shall be responsible for drafting the Management Approach of Board Document and effectively manage Board documents according to such regulations.

Chapter 11 Other Procedures of the Board of Directors

Section 1 Decision-making Procedure of the Board of Directors

Article 99	Matters concerning proposal to convene a shareholders’ general meeting:

(1)	annual general meeting shall be proposed by the Chairman and extraordinary general meeting shall be proposed by the statutory entitled party;

(2)	the Office of the Secretary to the Board of Directors, Financial Department and relevant departments of the Company shall prepare the materials;

(3)	the Chairman and the General Manager shall review the materials;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the proposal;

(6)	a resolution of the Board shall be reached;

(7)	the Secretary to the Board of Directors shall make announcement according to the resolution of the Board of Directors.

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Article 100	Matters concerning the passing of the annual financial audit report of the Company:

(1)	The Chairman shall make proposal;

(2)	the General Manager shall instruct the Chief Financial Officer and Financial Department to prepare relevant materials;

(3)	the General Manager shall review the report;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the report;

(6)	a resolution of the Board shall be reached and submitted for consideration in the shareholders’ general meeting.

Article 101	Matters concerning the passing of the interim financial report of the Company:

(1)	The Chairman shall make proposal;

(2)	the General Manager shall instruct the Chief Financial Officer and Financial Department to prepare relevant materials;

(3)	the General Manager shall review the report;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the report;

(6)	a resolution of the Board shall be reached.

Article 102	Matters concerning drawing up plans for substantial acquisition and disposal of the Company:

(1)	A proposal shall be made by the statutory entitled party;

(2)	the Board of Directors shall authorize relevant departments to prepare the materials;

(3)	the Chairperson and the General Manager shall review the materials;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

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(5)	the Board of Directors shall discuss on the proposal;

(6)	a resolution of the Board shall be reached and submitted for consideration in the shareholders’ general meeting.

Article 103	Matters concerning decisions on operational plans of the Company:

(1)	The Chairman shall make proposal;

(2)	the General Manager shall instruct relevant departments of the Company to organize the materials and formulate a draft proposal;

(3)	the General Manager shall examine and submit the proposal to the Board of Directors;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the proposal;

(6)	a resolution of the Board shall be reached.

Article 104	Matters concerning the investment plan of the Company:

(1)	The Chairman shall make proposal;

(2)	the General Manager shall instruct relevant departments of the Company to organize the materials and formulate a draft proposal;

(3)	the General Manager shall examine and submit the plan to the Board of Directors;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the proposal;

(6)	a resolution of the Board shall be reached.

Article 105	Matters concerning the documentation for the approval and signature for financial expenses (including investment items) over 15% of the Company’s financial budget plan, a single financial expense item in the Company’s financial budget plan of over RMB 10 million and a single short-term borrowing of pledged financing and loan over RMB 100 million:

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(1)	The Chairman shall make proposal;

(2)	the General Manager shall instruct relevant departments of the Company to organize the materials and formulate a draft proposal;

(3)	the General Manager shall examine and submit the proposal to the Board of Directors;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the proposal;

(6)	a resolution of the Board shall be reached and the total amount of such expense representing over 15% of the Company’s net tangible assets shall be disclosed by the Secretary to the Board of Directors while the total amount representing over 50% of the Company’s net tangible assets shall be submitted to shareholders’ meeting for consideration;

(7)	the Office of the Secretary to the Board of Directors shall inform the relevant departments.

Article 106	Matters concerning connected transactions exceeding the requirements of current Listing Rules and other regulatory provisions:

(1)	The Chairman shall make proposal;

(2)	the General Manager shall instruct relevant departments of the Company to organize the materials and formulate a draft proposal;

(3)	the General Manager shall examine and submit the proposal to the Board of Directors;

(4)	the Secretary to the Board of Directors shall arrange relevant departments of the Company to report to the independent non-executive directors regarding the transaction;

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(5)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(6)	the Board of Directors shall discuss on the proposal;

(7)	a resolution of the Board shall be reached and a disclosure of connected transactions exceeding the requirements of current Listing Rules and other regulatory provisions shall be made by the Secretary to the Board of Directors according to the resolution;

(8)	the Office of the Secretary to the Board of Directors shall inform the relevant departments.

Article 107	Matters concerning the establishment of the Company’s management structure:

(1)	The Chairman shall make proposal;

(2)	the personnel department of the Company shall organize the materials and formulate a draft proposal;

(3)	the General Manager shall examine and submit the proposal to the Board of Directors;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the proposal;

(6)	a resolution of the Board shall be reached;

(7)	the Office of the Secretary to the Board of the Directors shall inform the personnel department of the Company.

Article 108	Matters concerning the formulation of the Company’s annual preliminary and final financial budgets:

(1)	The Chairperson shall propose;

(2)	the General Manager shall instruct relevant departments of the Company to organize the materials and formulate a plan;

(3)	the General Manager shall examine and submit the plan to the Board of Directors;

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(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss;

(6)	a resolution of the Board shall be reached and submitted for consideration in the shareholders’ meeting.

Article 109	Matters concerning the formulation of the Company’s profit distribution plan and plan for making up losses;

(1)	The Chairman shall make proposal;

(2)	the General Manager shall instruct relevant departments of the Company to organize the materials and formulate a draft proposal;

(3)	the General Manager shall examine and submit the draft proposal to the Board of Directors;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the proposal;

(6)	a resolution of the Board shall be reached and submitted for consideration in the shareholders’ meeting.

Article 110	Matters concerning external guarantee:

(1)	The statutory entitled party shall make proposal;

(2)	the Office of the Secretary to the Board of Directors and relevant departments shall prepare the materials;

(3)	the Chairman and the General Manager shall review the materials;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the proposal;

(6)	a resolution of the Board shall be reached and the Secretary to the Board of Directors shall disclose any consideration of RMB 50 million or above and submit to the shareholders’ general meeting according to the resolution.

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Article 111	Matters concerning the formulations of plans to issue shares and bonds of the Company:

(1)	A proposal shall be made by the statutory entitled party;

(2)	the Office of the Secretary to the Board of Directors, financial department, legal department and other departments shall prepare the materials;

(3)	the Chairman and the General Manager shall review the materials;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss;

(6)	a resolution of the Board shall be reached and submitted for consideration in the shareholders’ general meeting.

Article 112	Matters concerning the formulation of plans to increase or reduce the Company’s registered capital:

(1)	A proposal shall be made by the statutory entitled party;

(2)	the Office of the Secretary to the Board of Directors and relevant departments of the Company shall prepare the materials;

(3)	the Chairman and the General Manager shall review the materials;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the proposal;

(6)	a resolution of the Board shall be reached and submitted for consideration in the shareholders’ general meeting.

Article 113	Matters concerning drawing up plans for the Company’s merger, division or dissolution:

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(1)	The statutory entitled party shall make proposal;

(2)	the Office of the Secretary to the Board of Directors and relevant departments of the Company shall prepare the materials;

(3)	the Chairman and the General Manager shall review the materials;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the eproposal;

(6)	a resolution of the Board shall be reached and submitted for consideration in the shareholders’ general meeting.

Article 114	Matters concerning amendment to the Company’s Articles of Association:

(1)	The statutory entitled party shall make proposal;

(2)	the Office of the Secretary to the Board of Directors and departments of the Company shall prepare the materials;

(3)	the Chairman and the General Manager shall review the materials;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the proposal;

(6)	a resolution of the Board shall be reached and submitted for consideration in the shareholders’ general meeting.

Article 115	To propose to the shareholders’ general meeting for the engagement or change of auditor:

(1)	The statutory entitled party shall make proposal;

(2)	Financial department shall prepare the materials;

(3)	the Chairman and the General Manager shall review the materials;

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(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss make proposal;

(6)	a resolution of the Board shall be reached and submitted for consideration in the shareholders’ general meeting.

Article 116	Matters concerning the election of Chairman:

(1)	The statutory entitled party shall make proposal;

(2)	the Secretary to the Board of Directors shall prepare the materials and make arrangements for meeting-related matters;

(3)	election of the Board of Directors shall be conducted;

(4)	a resolution of the Board shall be reached;

(5)	the Office of the Secretary to the Board of Directors shall draft the document and send it in the name of the Company.

Article 117	Appointment or dismissal of the Company’s General Manager and decision on remuneration and rewards and punishments:

(1)	the Chairman shall make make proposal;

(2)	the Office of the Secretary to the Board of Directors and the personnel department of the Company shall prepare the materials about the nominees;

(3)	the Chairman shall review the materials;

(4)	the Secretary to the Board of Directors shall prepare the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the proposal;

(6)	a resolution of the Board shall be reached;

(7)	the Office of the Secretary to the Board of Directors shall draft the document and send it in the name of the Company.

Article 118	Other important matters in the operation of the Company:

(1)	the General Manager or Directors shall propose;

(2)	the General Manager shall instruct relevant departments of the Company to prepare the materials;

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(3)	the General Manager shall examine the materials;

(4)	the Secretary to the Board of Directors shall prepare the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss make proposal;

(6)	a resolution of the Board shall be reached;

(7)	the Office of the Secretary to the Board of Directors shall inform relevant departments.

Article 119	Matters concerning the Company’s assigned external directors obtaining authorization from the Board of Directors for the resolution of items regarding matters mentioned above in this section in their position in the Board of Directors and shareholders (especially items in Articles 100 to 114):

(1)	The assigned external director shall report the resolution to be approved to the General Manager;

(2)	the General Manager shall instruct relevant departments of the Company to prepare the materials;

(3)	the General Manager shall examine the materials;

(4)	the Secretary to the Board of Directors shall prepare the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the proposal;

(6)	a resolution of the Board shall be reached;

(7)	the Office of the Secretary to the Board of Directors shall inform the assigned external director and relevant departments.

Section 2 Inspection Procedures of the Board of Directors

Article 120	In the process of implementing the resolution of the Board of Directors, the Chairman (or relevant departments and personnel commissioned) can conduct follow-up inspection on the implementation of the resolution. If any non-compliance with items of resolution is found in the inspection, the General Manager can be required and urged to immediately rectify. A Board meeting can also be convened upon further proposal to discuss and decide on corresponding punishment.

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Chapter 12 Fund of Board of Directors

Article 121	The Board of the Directors of the Company establishes a fund of Board of Directors with the consent from the shareholders’ general meeting. The Secretary to the Board is responsible for formulating specific fund projects which will be reported to and approved by the Chairman, to be incorporated in the current year’s financial budget and accounted as management fees.

Article 122	Purposes of the Fund of Board of Directors:

(1)	for holding Board meetings;

(2)	expenses of various activities organized in the name of the Board of Directors and Chairman;

(3)	rewards for Directors and relevant personnel with outstanding contribution;

(4)	special expenses of the Board and the Chairman;

(5)	other expenses agreed by the Board.

Article 123	The fund of Board of Directors is specifically managed by the financial department of the Company. Its various expenses shall be approved by the Chairman or personnel authorized by the Chairman.

Chapter 13 Supplementary Provisions

Article 124	In these Rules, “over” includes the number that follows while “above” and “below” do not include the number that follows.

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Article 125	Matters not yet resolved in these Rules will be implemented according to relevant laws and regulations of the nation and the relevant requirements of the Articles of Association.

Article 126	When these Rules are in conflict with laws and regulations such as “The Company Law of the People’s Republic of China”, “The Securities Law of the People’s Republic of China” and “Rules Governing the Listing of Stocks on Shanghai Stock Exchange” and the Company’s Articles of Association, they shall be implemented according to the laws and regulations above and shall be amended promptly.

Article 127	Amendments of these Rules are to be proposed by the Board of Directors and submitted to the shareholders’ general meeting for consideration.

Article 128	The Board of Directors of the Company is responsible for explaining these Rules.

Article 129	These Rules are attached to the Company’s Articles of Association and will be implemented from the date of passing in the shareholders’ general meeting.

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Procedural Rules of the Supervisory Committee of China Southern

Airlines Company Limited

CHAPTER 1 GENERAL PROVISIONS

Article 1	In order to further improve the governance structure of China Southern Airlines Company Limited (the “Company”) and to standardise the basic norms of conduct and responsibilities of the supervisory committee, these Procedural Rules are formulated in accordance with requirements of “The Company Law of the People’s Republic of China” (the “Company Law”), the Code of Corporate Governance for Listed Companies in China (the “Code of Corporate Governance”), the Articles of Association of China Southern Airlines Company Limited (the “Articles of Association”) and other relevant laws and regulations.

Article 2	The Company shall establish a supervisory committee (the “Supervisory Committee”) and ensures that the Supervisory Committee exercises the right of supervision independently according to law, so as to ensure that the interest of shareholders, the interest of the Company and the legitimate rights and interests of employees are not violated.

Article 3	The Supervisory Committee shall establish the Supervisory Committee Office to handle the daily routine of the Supervisory Committee. The chairman of the Supervisory Committee also acts as the person in charge of the Supervisory Committee Office and safe keeps the seal of the Supervisory Committee. The chairman of the Supervisory Committee may also ask the Company’s securities representative or other personnel to assist him to handle the daily routine of the Supervisory Committee.

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Article 4	The Supervisory Committee is accountable to the shareholders and performs its duties in accordance with requirements of the Company Law, the Code of Corporate Governance, the Articles of Association and other laws and regulations to supervise the legality and compliance of the directors, general manager and other senior management personnel of the Company in discharging their duties, and safeguard the legitimate rights and interests of the Company and shareholders.

CHAPTER 2 Supervisory Committee

Section 1 Supervisors

Article 5	Supervisors of the Company shall be representatives of shareholders and representatives of staff and workers of the Company. Supervisors may also be recruited externally.

Article 6	Shareholders’ representatives shall be elected or replaced by shareholders’ general meeting. Supervisor candidates who are shareholders’ representatives shall be nominated by the Supervisory Committee of the previous session, or by shareholders representing 5% or above of issued ordinary shares of the Company and confirmed by the Supervisory Committee. Such supervisors shall be elected by shareholders representing half or more of the voting rights of the shareholders present at the shareholders’ general meeting, and requirements are the same for their replacement.

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Representatives of staff and workers shall be elected or removed by staff and workers through democratic election. Supervisor candidates who are representatives of staff and workers shall be nominated by the Supervisory Committee of the previous session and elected at the staff and workers representatives meeting, and requirements are the same for their replacement. Supervisors who are representatives of staff and workers shall comprise at least one third of all supervisors.

Externally recruited supervisors shall be elected or replaced by shareholders’ general meeting.

Any change in supervisors shall be recorded by the Company and filed with original company registration authority and the decision disclosure shall be submitted to the stock exchange in the place of listing.

Article 7	Supervisors shall be elected and replaced by the shareholders’ general meeting with a term of office of three years. Supervisors (including by-elected supervisors) shall have a term commencing from the date of the resolution of the shareholders’ general meeting or the staff and workers representatives meeting and expiring upon conclusion of the tenure of the Supervisory Committee. Upon expiry of his term, a supervisor shall be eligible for re-election.

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Article 8	Where no re-election is made in time upon expiry of the term of a supervisor, or any supervisor resigns resulting in the number of members of the Supervisory Committee to fall below the quorum, the original supervisor shall, prior to a new supervisor entering on the office, continue to perform his duties as a supervisor in accordance with laws, administrative regulations and the Articles of Association.

Article 9	Supervisors shall ensure that the information disclosed by the Company is true, accurate and complete.

Article 10	Supervisors shall have the following general qualities:

(1)	Ability to have extensive exchange with shareholders, employees and other stakeholders, and to protect the rights and interests of equity owners;

(2)	Adhere to principles, being honest and righteous, and discharge duties with impartial manner;

(3)	Possess professional knowledge or experience in legal or financial field.

A person shall be disqualified from being a supervisor of the Company in any one of the following circumstances:

(1)	The individual has no capacity to undertake civil liabilities or restricted capacity to undertake civil liabilities;

(2)	A period of five years has not yet elapsed since the penalisation on conviction of corruption, bribery, unauthorised taking of properties, misappropriation of properties or disrupting social and economic order; or a period of five years has not yet elapsed since being deprived of political rights for committing offences;

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(3)	A period of three years has not yet elapsed since the completion of the liquidation of any company or enterprise which was insolvent due to unsound business operation and management and where the person acted as a director, factory manager or manager of such company or enterprise and was personally liable for such insolvency;

(4)	A period of three years has not yet elapsed since revocation of the business license of a company or enterprise due to illegal business operations where the person was the legal representative of such company or enterprise and for which he was personally liable;

(5)	The person is personally liable for a substantial loan which was due for payment but remains unpaid;

(6)	Currently being barred by the China Securities Regulatory Commission from participating in the securities market;

(7)	Senior management personnel such as directors, managers and financial controllers shall not serve as supervisor of the Company in dual capacity;

(8)	Civil servants shall not serve as supervisors of the Company;

(9)	The person has been involved in criminal offences subject to investigation by judicial authorities and the case has yet been settled;

(10)	The person is not a natural person;

(11)	A period of five years has not yet elapsed since the person was adjudged by the relevant governing authority to be guilty of contravention of provisions of securities regulations involving fraud or dishonesty; or

(12)	Other stipulations of laws, administrative regulations rules or departmental rules.

Any election, appointment or recruitment of supervisors in breach of the above provisions will be void.

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Article 11	Supervisors are entitled to the following rights:

(1)	The right to know the decisions and operating conditions of the Company;

(2)	To require directors, departments and related personnel to provide necessary assistance and relevant information when discharging the duties of supervisors, and no department or individual shall refuse, interfere or obstruct such requests. Reasonable expenses incurred by supervisors in performing their duties shall be borne by the Company;

(3)	To attend meetings of the Supervisory Committee and vote thereat;

(4)	To propose convening interim meeting of the Supervisory Committee with proper reason and purpose;

(5)	To attend shareholders’ general meeting;

(6)	To inquire, understand and express independent opinion about the operating and management conditions of the Company when attending meetings of the board of directors of the Company (the “Board”); and

(7)	To exercise other rights of supervision pursuant to the Articles of Association and commissioned by the Supervisory Committee.

Article 12	Supervisors shall fulfill the following obligations:

(1)	To abide by laws, administrative regulation and the Articles of Association, act honestly and diligently and perform duties faithfully;

(2)	To attend Supervisory Committee meetings with serious and responsible attitude, express explicit opinions relating to business considered and request the recording of his opposition in the minute;

(3)	To execute resolutions of the Supervisory Committee, safeguard interests of shareholders, employees and the Company;

(4)	Not to exploit his position and power to advance his own private interests, not to accept bribes or other illegal income or expropriate the Company’s property;

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(5)	To keep secrets of the Company, and not to disclose Company secrets unless required by laws or with approval of shareholders’ general meeting; and

(6)	To take an active part in training in order to understand the rights, obligations and responsibilities as a supervisor, learn about relevant laws and regulations and master relevant knowledge required of a supervisor.

Article 13	A supervisor who fails to attend in person two consecutive Supervisory Committee meetings shall be deemed as unable to perform his duties and shall be replaced at the shareholders’ general meeting or staff and workers representatives meeting.

Article 14	If a supervisor cannot attend the Supervisory Committee meeting due to the Company’s or personal affair, he shall appoint another supervisor in writing to perform the duties for him and persons other than supervisors cannot be appointed to attend the meeting.

The appointment letter shall contain the name of the proxy, and the business, authority and validity of the appointment, and be signed or chopped by the appointer.

The supervisor appointed to attend meetings as a proxy shall exercise the rights of a supervisor within his authorisation.

A supervisor who does not attend or appoint a proxy to attend a Supervisory Committee meeting shall be deemed as waiving his voting right at the meeting.

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Article 15	Supervisors may resign before the expiration of his term. The resigning supervisor shall submit to the Supervisory Committee a notice of resignation.

If a supervisor’s resignation results in the number of supervisors constituting the Supervisory Committee to fall below the quorum, the notice of resignation of such supervisor shall become effective only when the vacancy arising from his resignation has been filled by a new supervisor.

If the resigning supervisor is a shareholders representative, an extraordinary general meeting shall be convened as soon as possible for the election of a supervisor to replace him. If the resigning supervisor is a representative of staff and workers, an extraordinary staff and workers representatives meeting shall be convened as soon as possible for the election of a supervisor by employees of the Company democratically to replace him. The power of the resigning supervisor and the remaining supervisors shall be subject to due restrictions until the shareholders’ general meeting or staff and workers representatives meeting has made a resolution in respect of the election of a supervisor to fill the vacancy.

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Article 16	Upon the resignation taking effect or the expiry of the term of office of a supervisor, the fiduciary duties owed by such supervisor to the Company and shareholders will not be released for certain before or within a reasonable period of time after the resignation takes effect and upon the expiry of his term of office. The obligation of confidentiality of such supervisor in relation to the commercial secrets of the Company remains effective after the term of such supervisor ends until such commercial secrets become public information. The continuity of other obligations shall be determined on the principle of fairness, and dependent on the length of time between the occurrence of the incident and the leaving of office, as well as the conditions and circumstances under which the supervisor terminates his relationship with the Company.

Article 17	Where a supervisor violates any laws, administrative regulations or the Articles of Association in the course of performing his duties and causes loss to the Company, such supervisor shall be liable for compensation. Shareholders are entitled to require the Company to institute proceedings to demand compensation according to law.

Where a supervisor leaves the Company before expiry of this term of office, he shall compensate the Company for any losses arising from his unauthorised resignation.

Article 18	If a supervisor fails to perform the obligation as a supervisor during his term which resulted in material damage to the interests of the Company, shareholders or employees, his legal liabilities shall be pursued according to relevant laws and regulations depending on the extent of his fault. Shareholders’ general meeting or staff and workers representatives meeting may remove him from the office as a supervisor according to stipulated procedures.

Article 19	Each supervisor shall subject to assessment. He shall submit a written report of his work, which should also include his independent assessment of the business operation of the Company according to law.

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The performance assessment of supervisors shall be a combination of self-evaluation and mutual evaluation among the supervisors.

Section 2 Composition and functions and powers of the Supervisory Committee

Article 20	The Company shall have a Supervisory Committee. The Supervisory Committee shall be composed of five supervisors.

The members and composition of the Supervisory Committee should ensure that the Supervisory Committee can independently and effectively supervise and check the discharge of duties by directors, the general manager and other senior management personnel and the financial situation of the Company.

Article 21	The Supervisory Committee shall have a chairman, who shall be subject to election or removal with the consent of two thirds or more of the members of the Supervisory Committee. The chairman of the Supervisory Committee shall convene and preside over meetings of the Supervisory Committee. When the chairman of the Supervisory Committee is unable or fails to perform his duties, a supervisor shall be elected by half or more of the supervisors to convene and preside over meetings of the Supervisory Committee.

Article 22	The chairman of the Supervisory Committee shall exercise the following functions and powers:

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(1)	To convene and chair meetings of the Supervisory Committee, and monitor and supervise the implementation of the Supervisory Committee resolutions;

(2)	To submit work report to the shareholders’ general meeting on behalf of the Supervisory Committee;

(3)	To attend Board meetings or appoint a supervisor to attend Board meetings; and

(4)	When there are proceedings between the directors or general manager and the Company, to represent the Company in the proceedings.

When the chairman of the Supervisory Committee is unable to perform his duties, the chairman shall designate a supervisor to perform the duties on his behalf.

Article 23	The Supervisory Committee shall exercise the following functions and powers:

(1)	To exercise supervision and checking functions and powers independently, and is entitled to interview senior management personnel, department heads and relevant personnel; and entitled to examine the financial situation, and review financial statements and information of the Company;

(2)	To check whether the directors, the general manager and other senior management personnel have violated any laws, regulations or the Articles of Association in the course of performing their duties;

(3)	To demand rectification from the directors, the general manager or other senior management personnel when the acts of such persons are harmful to the Company’s interest, and to report to the Board, the shareholders’ general meeting or relevant national governing authority if necessary;

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(4)	To propose the convening of extraordinary general meeting, and to convene and preside over shareholders’ general meeting in the event that the Board fails to convene and preside over any shareholders’ general meeting as required under the laws or the Articles of Association;

(5)	To attend Board meetings, and to challenge or make advice on resolutions of the Board upon unanimous approval of all supervisors. In the event that the Board does not adopt the advice or maintain the original resolution after re-consideration, the Supervisory Committee is entitled to propose the convening of extraordinary general meeting to resolve the issue;

(6)	To submit proposals to the shareholders’ general meeting;

(7)	To institute proceedings against the directors and senior management personnel in accordance with the provisions of Article 65 of the Articles of Association;

(8)	To propose candidate for independent director to the shareholders’ general meeting;

(9)	To represent the Company in negotiation with or bringing an action against a director;

(10)	Other functions and powers specified in the Articles of Association or granted by the shareholders’ general meeting.

Article 24	Based on the unanimous vote of all supervisors, the Supervisory Committee is entitled to propose to the shareholders’ general meeting for changing directors or propose to the Board for dismissing the general manager or other senior management personnel for violating laws and material misconduct of directors, general manager and other senior management personnel.

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Article 25	The Supervisory Committee’s records of directors, general manager and other senior management personnel and the results of financial and special inspection shall be an important basis for the performance evaluation of directors, general manager and other senior management personnel.

Article 26	If something unusual in the operation of the Company is discovered by the Supervisory Committee when exercising its function and powers, it may conduct an investigation on the issue. If necessary, it may independently engage intermediaries to provide professional advice, and the expenses entailed shall be borne by the Company.

Article 27	Under any of the following circumstances where the Company should but fails to convene an extraordinary general meeting within the required period, the Supervisory Committee may resolve to request the Board to convene the extraordinary general meeting. If the Board does not agree to convene the extraordinary general meeting or fails to convene the shareholders’ general meeting within the required period, the Supervisory Committee may convene such extraordinary general meeting on a unilateral basis:

(1)	The number of directors is not sufficient to form the quorum or is less than two thirds of the number specified in the Articles of Association;

(2)	The accrued losses of the Company that need making up amount to one third of the total amount of its share capital;

(3)	Shareholder(s) holding 10% or more of the Company’s shares proposes convening an extraordinary general meeting.

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Article 28	At the annual general meeting, the Supervisory Committee should read out its report on specific supervision items for the past year, which shall include:

(1)	Examination of the Company’s financial situation;

(2)	The exercising of due diligence by the directors, the general manager and other senior management personnel in discharging their duties, and their implementation of relevant laws and regulations, the Articles of Association and resolutions of the shareholders’ general meeting;

(3)	Other material events that in the opinion of the Supervisory Committee should be reported to the shareholders’ general meeting.

If it considers necessary, the Supervisory Committee may submit its opinion and independent report on proposals to be considered at the shareholders’ general meeting.

Article 29	The Supervisory Committee shall carry out financial examination once or more each year and if necessary, inspect and interview affiliated companies to fully understand the business operation of the Company. It may engage law firm, accounting firm or the Company’s audit department to provide assistance.

Article 30	The Supervisory Committee shall regularly organise supervisors to undergo training of politics, current affairs, policies and regulations and business learning, as well as participate in meetings and training and other activities organised by authorities of the State, so as to constantly improve the quality and legitimate supervisory capability of supervisors with expenses to be borne by the Company.

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Article 31	Any plan for increase in annual expenditure of the Supervisory Committee shall be submitted to the Board in the end of a year before 15 December for coordination, arrangement, signing and approval. Expenditures within the plan will be reimbursed by the Company against the signature of three supervisors including chairman of the Supervisory Committee. Expenditures exceeding the plan due to special circumstances shall be reported to chairman of the Board for examination and approval.

Section 3 Meetings of the Supervisory Committee

Article 32	The Supervisory Committee shall deliberate matters by meetings of the Supervisory Committee. Supervisory Committee meetings are divided into regular meeting and interim meeting.

Article 33	The Supervisory Committee shall convene at least two regular meetings each year, which shall be held within two days before the announcement of Company’s annual report for the previous year and quarterly report and interim report of the year, to consider such reports and related issues.

The Supervisory Committee shall announce the reason for not convening any regular meeting in time.

Article 34	The Supervisory Committee shall convene an interim meeting within 10 days, in any of the following cases:

(1)	Where the chairman of the Supervisory Committee considers necessary;

(2)	Where any supervisor proposes to convene a meeting;

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(3)	Where the shareholders’ general meeting or meeting of the Board have adopted resolutions which violate various provisions and requirements of laws, regulations, rules and regulatory authorities, the Articles of Association, resolutions of the shareholders’ general meeting and other relevant provisions;

(4)	Where one third or more supervisors propose a no-confidence vote against the chairman of the Supervisory Committee, he shall convene an interim meeting for the voting within a month after receiving such proposal and report at the next shareholders’ general meeting;

(5)	Where the number of supervisors falls below two thirds of the number specified in the Articles of Association;

(6)	Where the misconduct of directors and senior management personnel may cause serious damage to the Company or adverse impacts in the market;

(7)	the Company, the director, the supervisor or the senior management is sued by shareholders;

(8)	the Company, the director, the supervisor or the senior management is punished by the securities regulatory organ or is condemned by Shanghai Stock Exchange;

(9)	Where securities regulatory authorities require the convening of such meeting; and

(10)	Other situations provided in the Articles of Association.

Article 35	Before issuing the notice convening a regular meeting, the Supervisory Committee Office shall collect meeting proposals from all supervisors, and ask for opinions from employees of the Company for at least two days. When collecting proposals and opinions, the Supervisory Committee Office shall state that the Supervisory Committee emphasizes on supervising the standard operation of the Company and the acts of directors and senior management personnel, rather than the operating and management decisions of the Company.

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Article 36	For an interim meeting proposed by a supervisor, the supervisor shall submit a signed written proposal to the chairman of the Supervisory Committee directly or through the Supervisory Committee Office. The written proposal shall contain the following items:

(1)	Name of the supervisor who makes the proposal;

(2)	Reason for making the proposal or the objective facts or cause which the proposal is based on;

(3)	Time or duration, venue and mode of the meeting;

(4)	Clear and specific proposal;

(5)	Contact of the proposer, date of the proposal, etc.

The Supervisory Committee Office shall issue a notice for convening an interim meeting within three days after it or the chairman of the Supervisory Committee received the written proposal from a supervisor.

Where the Supervisory Committee Office fails to issue the meeting notice in time, the proposer shall report to the regulatory authorities promptly.

Article 37	For a regular meeting or an interim meeting, the Supervisory Committee Office shall issue a written notice affixed with the official seal of the Supervisory Committee to all supervisors ten or five days in advance respectively through direct delivery, fax, email or other means. If the notice is not given through direct delivery, the confirmation by telephone is necessary and corresponding records shall be made.

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Article 38	When convening an interim meeting necessitated by an urgent business, the notice may be given verbally or by telephone at any time, provided that the convener should make necessary explanations at the meeting.

Article 39	Notice of Supervisory Committee meeting shall be served on all supervisors in the following manner:

(1)	The notice shall be given to all supervisors by direct delivery or fax ten days before the meeting. If the notice is not given through direct delivery, the confirmation by telephone is necessary and corresponding records shall be made.

(2)	Notice for an interim meeting shall be given to all supervisors by direct delivery, telephone or fax five days before the meeting. If the notice is not given through direct delivery, the confirmation by telephone is necessary and corresponding records shall be made.

(3)	Notice for an urgent meeting shall be given to all supervisors by telephone or fax three hours in advance.

A written meeting notice shall include the following items:

(1)	Meeting date and venue;

(2)	Matters proposed to be considered (meeting proposal);

(3)	Meeting convener and presider, the interim meeting proposer and his written proposal;

(4)	Essential meeting materials for supervisors to vote;

(5)	The request for the supervisors to attend the meeting personally;

(6)	Contact person and contact information.

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A verbal meeting notice shall at least include the contents mentioned in (1) and (2) above and an explanation that the Supervisory Committee interim meeting needs to be held as soon as possible due to emergency.

Article 40	The Supervisory Committee meeting should be held on site.

In case of an emergency, the vote by means of communication can be adopted for the meeting provided that the meeting convener (presider) explains the specific emergency situation to the attending supervisors. In the communication vote, the supervisors shall sign and fax their written opinions and voting intentions on the relevant matters to the Supervisory Committee Office. Supervisors shall not just specify their vote options, but also give written opinions or voting reasons.

Article 41	The Supervisory Committee meeting cannot be convened unless half or more of the supervisors are present. Where the attendee number fails to meet the minimum requirement due to refusal or failure to attend the meeting on part of some supervisors, the remaining supervisors shall report it to the regulatory authorities timely.

The secretary to the Board and the securities representative should attend Supervisory Committee meetings.

Article 42	A supervisor who does not attend or appoint another supervisor as his proxy to attend a Supervisory Committee meeting shall be deemed as unable to perform his duties.

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Article 43	The person presiding over a Supervisory Committee meeting shall request the attending supervisors to express their explicit opinion on the proposals. Based on the proposals of supervisors, he shall also request the directors, general manager and other senior management personnel, internal and external auditing personnel to attend the Supervisory Committee meeting and answer issues concerned. Those being requested to attend a Supervisory Committee meeting should attend such meeting.

Article 44	The main scope of the matters for deliberation of the Supervisory Committee is:

(1)	To provide supervisory opinion on the operating objectives, policies and material investment plans decided by the Board;

(2)	To provide opinion on the Company’s proposed interim and annual preliminary and final financial budgets and reports disclosure;

(3)	To provide examination and supervisory opinion on the Company’s profit distribution plans and plans for making up losses;

(4)	To provide opinion to the Board on deciding material investments, pledges and guarantees, etc.;

(5)	to make audit opinion for the connected transactions of the Company;

(6)	To consider the setup and implementation of internal control system of the Company and provide opinion thereon;

(7)	To demand rectification from directors, the general manager and other senior management personnel who violate any laws, regulations or the Articles of Association and damage the interests of shareholders and the Company while discharging their duties;

(8)	Election at expiry of a session and resignation of supervisors, and discussion and recommendation of a list of supervisors for a new sessions or a list for increase / filling vacancy for submission to the shareholders’ general meeting;

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(9)	Other issues related to the interests of shareholders and the development of the Company.

Article 45	The Supervisory Committee meetings shall keep minutes of meeting. Supervisors present at the meeting and the person taking the minutes (which could be a Supervisor or an authorized person by the Supervisory Committee) shall sign on the meeting minutes. Supervisors can request to have the speech they make in the meeting recorded in the minutes. The meeting minutes of Supervisory Committee shall be safely and properly kept as an important file of the Company. The meeting minutes of Supervisory Committee shall be properly kept as a file of the Company for ten years.

Section 4 Resolutions of the Supervisory Committee and their announcement

Article 46	Resolutions of the Supervisory Committee shall be decided by a show of hands of supervisors attending the meeting. The Supervisory Committee meeting shall implement the one-issue-one-vote and one-person-one-vote system. Voting intentions of supervisors are divided into consent, opposition and waiver. The supervisors present shall choose one of such intentions. If a supervisor did not select or selected two or more intentions, the presider shall request him to select again, and if he refuses to do so, it shall be deemed as a waiver. If a supervisor left the meeting midway, and did not return to vote, it shall be deemed as a waiver. Supervisors making an abstention vote shall give reason which shall be recorded.

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Article 47	If necessary, sound recording may be made covering the whole Supervisory Committee meeting.

Article 48	Supervisors present in a meeting shall sign on the record of the meeting when it ends, and sign on the minutes or resolutions after the meeting (reviewing and signing them on site when the minutes or resolutions are delivered to him). Supervisors who do not sign on record, minutes or resolutions of the meeting shall be deemed as not performing his duties.

Article 49	Resolutions of the Supervisory Committee shall be passed by two-thirds or more of all of its members.

Article 50	The Supervisory Committee Office shall take minutes at the on-site meeting. The minutes shall include the followings:

(1)	Session and date, venue and convening mode;

(2)	Issuance and receipt of meeting notices;

(3)	Meeting convener and presider;

(4)	Attendance;

(5)	Proposal deliberated at the meeting, main points and views of each supervisor on the relevant matters and their voting on the proposal;

(6)	Voting method and result of each proposal (note the specific numbers of affirmative votes, negative votes, and abstentions);

(7)	Other matters considered necessary to be recorded by the supervisors present.

For the Supervisory Committee meeting held by means of communication, the Supervisory Committee Office shall sort out and compile the minutes in accordance with the above provisions.

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Article 51	Supervisors present shall sign the minutes for confirmation. Any supervisor who has different views on the minutes may make a written explanation when signing the minutes. If necessary, he shall report it to the regulatory authorities in a timely manner, and may also make a public statement.

If any supervisor fails to sign for confirmation as provided in the foregoing stipulation and make a written explanation on his different views, or fails to report it to the regulatory authorities or make a public statement, he shall be deemed to have fully agreed with the content of the minutes.

Article 52	Resolutions and minutes shall be submitted to the secretary to the Board within one working day after the Supervisory Committee meeting, who shall file them with the stock exchange at the place of listing (unless not required by the related exchange) and made announcement as required by such stock exchange.

Article 53	Supervisors shall be responsible for the resolutions of the Supervisory Committee. Where a resolution of the Supervisory Committee meeting violates laws, administrative regulations or the Articles of Association and causes losses to the Company, the supervisors who took part in such resolution shall be liable to compensate the Company. However, if a supervisor can prove that he had expressed his opposition to such resolution when it was put to the vote, and such opposition is recorded in the minutes of the meeting, the supervisor may be relieved of such liability.

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Article 54	Resolutions of the Supervisory Committee shall be implemented by the supervisors or under their supervision. Substantive resolutions of supervisory items, such as resolutions related to the examination of financial situation of the Company, shall be implemented by the supervisors; and resolutions making recommendations, such as resolutions demanding rectification from the directors or the general manager when the acts of such persons are harmful to the Company’s interest, shall be implemented under supervision of the supervisors.

Article 55	The Supervisory Committee shall establish a record-keeping system of the implementation of its resolutions. Each resolution of the Supervisory Committee shall be implemented or supervised by designated supervisors who shall record the implementation of the resolution, and report to the Supervisory Committee the final result of the implementation.

Article 56	The chairman of the Supervisory Committee shall appoint a specially-assigned person to safe keep the archives of the Supervisory Committee meetings, including notices of meeting, meeting materials, attendance books, sound recording data, votes, minutes signed for confirmation by supervisors present, and announcement of resolutions, etc.

Meeting materials of the Supervisory Committee shall be kept for a period of at least ten years.

Chapter 3 Supplementary Provisions

Article 57	Matters not covered by these rules shall be implemented in accordance with requirements of laws and regulations such as the Company Law, the Securities Law of the People’s Republic of China and the Code of Corporate Governance, as well as the Articles of Association. In the event that these rules are not in congruence with the relevant national laws and regulations or the Articles of Association, they shall be implemented in accordance with the relevant laws, regulations and the Articles of Association, and these rules shall be promptly revised accordingly.

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Article 58	Any amendment of these rules shall be proposed by the Supervisory Committee and submitted to the shareholders’ general meeting for consideration and approval.

Article 59	The Supervisory Committee shall be responsible for the interpretation of these rules.

Article 60	These rules shall be included as attachment of the Articles of Association and shall take effect upon approval of the shareholders’ general meeting.

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